UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2019
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2019
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on September 21, 2020.

REPUBLIC OF PANAMA

By: */s/ Héctor Alexander*

Name: Héctor Alexander
Title: Minister of Economy and Finance of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2019 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

<u>Exhibit</u>

C. Copy of the 2020 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

Exhibit Index on Page 3

LEY 110

De 12 de noviembre de 2019

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2020

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2020, cuyo resumen por grupos de sectores institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	14,663,543,212	3,630,282,440	18,293,825,652	12,809,126,555	5,484,699,097	18,293,825,652
0. GOBIERNO CENTRAL	9,029,271,040	4,055,759,244	13,085,030,284	8,425,411,669	4,659,618,615	13,085,030,284
1. INSTITUCIONES DESCENTRALIZADAS	5,818,255,199	494,536,479	6,312,791,678	5,316,122,660	996,669,018	6,312,791,678
2. EMPRESAS PÚBLICAS	1,057,930,404	542,971,694	1,600,902,098	930,620,827	670,281,271	1,600,902,098
3. INTERMEDIARIOS FINANCIEROS	113,161,839	42,244,081	155,405,920	80,668,603	74,737,317	155,405,920
TRANSFERENCIAS INTERINSTITUCIONALES	1,943,697,204	916,607,124	2,860,304,328	1,943,697,204	916,607,124	2,860,304,328
B. SECTOR PÚBLICO FINANCIERO	1,812,978,706	2,470,977,894	4,283,956,600	543,731,100	3,740,225,500	4,283,956,600
1. INSTITUCIONES DESCENTRALIZADAS	1,110,163,066	588,621,934	1,698,785,000	0	1,698,785,000	1,698,785,000
3. INTERMEDIARIOS FINANCIEROS	702,815,640	1,882,355,960	2,585,171,600	543,731,100	2,041,440,500	2,585,171,600
C. OTRAS ENTIDADES SECTOR PÚBLICO	480,447,628	264,222,516	744,670,144	371,701,729	372,968,415	744,670,144
TOTAL	16,368,347,612	6,954,104,784	23,322,452,396	13,724,559,384	9,597,893,012	23,322,452,396



ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
GRUPOS INSTITUCIONALES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	7,866,120,664	3,396,584,408	1,609,362,804	334,334,400	1,546,421,483	14.752.823,759
0. GOBIERNO CENTRAL	4,294,467,702	1,096,676,303	1,492,574,804	0	1,541,692,860	8.425.411,669
1. INSTITUCIONES DESCENTRALIZADAS	2.857.173,097	2,271,235,563	113,688,000	74,026,000	0	5,316,122,660
2. EMPRESAS PÚBLICAS	638,336,130	24,290,090	3,100,000	260.308.400	4,586,207	930,620,827
3. INTERMEDIARIOS FINANCIEROS	76.143,735	4,382,452	0	0	142,416	80,668,603
B. SECTOR PÚBLICO FINANCIERO	424,098,000	119,633,100	0	0	0	543.731,100
3. INTERMEDIARIOS FINANCIEROS	424,098,000	119.633,100	0	0	0	543,731,100
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	149,937,761	99,840,000	0	0	121,923,968	371,701,729
2. EMPRESAS PÚBLICAS	149,937,761	99,840,000	0	0	121,923,968	371,701,729
TOTAL	8,440,156,425	3,616,057,508	1,609,362,804	334,334,400	1,668,345,451	15,668,256,588

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
GRUPOS INSTITUCIONALES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	3,719,017,989	25,957,781	916,607,124	1,739,723,327	6,401,306,221
0. GOBIERNO CENTRAL	2,017,566,947	618,025	911,482,724	1,729,950,919	4,659,618,615
1. INSTITUCIONES DESCENTRALIZADAS	992,022,466	4,646,552	0	0	996,669,018
2. EMPRESAS PÚBLICAS	636,549,874	20,693,204	5,124,400	7,913,793	670,281,271
3. INTERMEDIARIOS FINANCIEROS	72,878,702		0	1,858,615	74,737,317
B. SECTOR PÚBLICO FINANCIERO	3,739,115,900	1,109,600	0	0	3,740,225,500
1. INSTITUCIONES DESCENTRALIZADAS	1,698,785,000		0	0	1,698,785,000
3. INTERMEDIARIOS FINANCIEROS	2,040,330,900	1,109,600	0	0	2,041,440,500
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	285,729,113	4,371,088	0	82,868,214	372,968,415
2. EMPRESAS PÚBLICAS	285,729,113	4,371,088	0	82,868,214	372,968,415
TOTAL	7,743,863,002	31,438,469	916,607,124	1,822,591,541	10,514,500,136



CAPÍTULO II
POLÍTICA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	10,152,688,728	43.53
DESARROLLO AMBIENTAL Y TECNOLÓGICO	214,487,956	0.92
DESARROLLO DE LA INFRAESTRUCTURA	1,871,897,482	8.03
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	658,071,648	2.82
SERVICIOS FINANCIEROS	3,734,543,731	16.01
SERVICIOS GENERALES	3,199,825,859	13.72
NO CLASIFICABLES	3,490,936,992	14.97
TOTAL	23,322,452,396	100.00

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2020, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	14,448,493,795
INGRESOS CORRIENTES	14,328,168,324
RECURSOS DEL PATRIMONIO	97,523,321
DONACIONES	22,802,150
GASTOS CORRIENTES	12,778,987,860
SERVICIOS PERSONALES	5,866,234,895
SERVICIOS NO PERSONALES	1,006,609,323
MATERIALES Y SUMINISTROS	865,916,557
MAQUINARIA Y EQUIPO	1,849,977
INVERSIÓN FINANCIERA	24,107,804
TRANSFERENCIAS CORRIENTES	3,392,245,161
TRANSFERENCIAS OTRO	200,000
ASIGNACIONES GLOBALES	60,746,738
SEGURO EDUCATIVO	47,284,398
INTERESES DE LA DEUDA	1,513,793,007
INTERNA	331,517,758
EXTERNA	1,182,275,249
SUPERÁVIT/DÉFICIT CORRIENTE	1,549,180,464
INVERSIÓN	3,648,154,775
CORRIENTE	3,648,154,775
BALANCE AJUSTADO	-1,978,648,840
FINANCIAMIENTO	2,011,277,316
INTERNO NETO	-69,271,459
CRÉDITO INTERNO	291,940,500
RECUPERACIÓN DE COLOCACIONES	318,691,934
SALDO EN CAJA	22,911,377
INVERSIÓN FINANCIERA	-682,876,194
AMORTIZACIÓN	-19,939,076
EXTERNO NETO	2,080,548,775
CRÉDITO EXTERNO	3,800,333,026
AMORTIZACIÓN	-1,719,784,251



SECTOR PÚBLICO NO FINANCIERO

TÍTULO II
PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I
RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2020, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	13,085,030,284	TOTAL	13,085,030,284
1 INGRESOS CORRIENTES	9,029,271,040	1 GASTOS CORRIENTES	8,425,411,669
1.1 INGRESOS TRIBUTARIOS	5,651,084,799	1.1 GASTOS DE OPERACIÓN	4,294,467,702
1.1.1 IMPUESTOS DIRECTOS	3,029,740,583	1.2 TRANSFERENCIAS CORRIENTES Y SUBSIDIO	2,589,251,107
1.1.2 IMPUESTOS INDIRECTOS	2,621,344,216	1.2.1 TRANSFERENCIAS CORRIENTES	1,096,676,303
1.2 INGRESOS NO TRIBUTARIOS	3,203,858,545	1.2.1.1 TRANSFERENCIAS PROPIAS	1,096,676,303
1.2.1 RENTA DE ACTIVOS	9,167,417	1.2.1.2 TRANSFERENCIAS C.S.S	251,300
1.2.2 PART. EN UTILIDADES EMPRESAS	1,538,886,853	1.2.2 SUBSIDIOS	1,492,574,804
1.2.4 TASAS Y DERECHOS	1,015,570,977	1.3 INTERESES DE LA DEUDA PÚBLICA	1,541,692,860
1.2.5 CONTRIBUCIÓN DE MEJORAS	4,023,234		
1.2.6 INGRESOS VARIOS	301,875,664		
1.2.7 APORTE AL FISCO	334,334,400		
1.5 INGRESOS CORRIENTES INCORPORADOS	174,327,696		
2 INGRESOS DE CAPITAL	4,055,759,244	2 GASTOS DE CAPITAL	4,659,618,615
2.1 RECURSOS DEL PATRIMONIO	20,373,240	2 (Maquinaria y Equipo e Inversión Fin.)	2,017,566,947
2.1.1 VENTA DE ACTIVOS	20,373,240	2.2 OTROS GASTOS DE CAPITAL	618,025
2.2 RECURSOS DEL CRÉDITO	4,013,433,854	2.3 TRANSFERENCIAS DE CAPITAL	911,482,724
2.2.1 CRÉDITO INTERNO	291,940,500	2.4 AMORTIZACIÓN DE LA DEUDA PÚBLICA	1,729,950,919
2.2.2 CRÉDITO EXTERNO	3,721,493,354		
2.3 OTROS INGRESOS DE CAPITAL	21,952,150		
2.3.2 TRANSFERENCIA DE CAPITAL	21,952,150		

4



ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES				
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	4,294,467,702	1,096,676,303	1,492,574,804	1,541,692,860	8,425,411,669
ASAMBLEA NACIONAL	95,351,542	2,288,866	0	0	97,640,408
CONTRALORÍA GENERAL DE LA REPÚBLICA	138,163,029	4,122,800	0	0	142,285,829
MINISTERIO DE LA PRESIDENCIA	141,168,700	66,311,531	18,266,492	0	225,746,723
MINISTERIO DE RELACIONES EXTERIORES	58,786,151	5,446,558	0	0	64,232,709
MINISTERIO DE EDUCACIÓN	1,566,943,918	29,895,667	548,833,061	0	2,145,672,646
MINISTERIO DE COMERCIO E INDUSTRIAS	24,242,765	6,381,742	28,460,722	0	59,085,229
MINISTERIO DE OBRAS PÚBLICAS	34,319,400	125,000	138,433	0	34,582,833
MINISTERIO DE DESARROLLO AGROPECUARIO	65,581,087	1,483,500	34,289,660	0	101,354,247
MINISTERIO DE SALUD	714,639,587	417,356,300	605,618,560	0	1,737,614,447
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	31,399,339	9,262,000	0	0	40,661,339
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	18,043,565	51,000	14,618,663	0	32,713,228
MINISTERIO DE ECONOMÍA Y FINANZAS	126,559,429	455,602,917	53,893,628	0	636,055,974
MINISTERIO DE GOBIERNO	82,162,358	10,768,346	169,412,259	0	262,342,963
MINISTERIO DE SEGURIDAD PÚBLICA	657,022,236	66,064,210	0	0	723,086,446
MINISTERIO DE DESARROLLO SOCIAL	28,917,492	1,097,520	19,043,326	0	49,058,338
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,967,744	42,000	0	0	3,009,744
MINISTERIO DE AMBIENTE	33,399,700	20,000	0	0	33,419,700
MINISTERIO DE CULTURA	23,260,461	6,252,019	0	0	29,512,480
ÓRGANO JUDICIAL	155,470,225	704,050	0	0	156,174,275
PROCURADURÍA GENERAL DE LA NACIÓN	151,447,262	1,002,632	0	0	152,449,894
PROCURADURÍA DE LA ADMINISTRACIÓN	6,067,128	95,000	0	0	6,162,128
TRIBUNAL ELECTORAL	82,675,395	12,073,776	0	0	94,749,171
FISCALÍA GENERAL ELECTORAL	4,437,083	35,000	0	0	4,472,083
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	1,970,000	0	0	0	1,970,000



	GASTOS CORRIENTES				
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
OTROS GASTOS DE LA ADMINISTRACIÓN	37,592,514	93,321	0	0	37,685,835
TRIBUNAL DE CUENTAS	3,470,089	45,000	0	0	3,515,089
FISCALÍA GENERAL DE CUENTAS	2,995,175	17,376	0	0	3,012,551
DEFENSORÍA DEL PUEBLO	5,414,328	38,172	0	0	5,452,500
SERVICIO DE LA DEUDA PÚBLICA	0	0	0	1,541,692,860	1,541,692,860

ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,017,566,947	618,025	911,482,724	1,729,950,919	4,659,618,615
ASAMBLEA NACIONAL	2,026,301	0	0	0	2,026,301
CONTRALORÍA GENERAL DE LA REPÚBLICA	3,983,326	12,413	0	0	3,995,739
MINISTERIO DE LA PRESIDENCIA	314,717,182	0	54,793,986	0	369,511,168
MINISTERIO DE RELACIONES EXTERIORES	2,834,052	0	0	0	2,834,052
MINISTERIO DE EDUCACIÓN	200,213,570	0	284,376,166	0	484,589,736
MINISTERIO DE COMERCIO E INDUSTRIAS	1,729,998	0	48,284,754	0	50,014,752
MINISTERIO DE OBRAS PÚBLICAS	526,221,573	0	333,749,502	0	859,971,075
MINISTERIO DE DESARROLLO AGROPECUARIO	55,356,275	0	33,330,456	0	88,686,731
MINISTERIO DE SALUD	200,455,793	0	103,730,024	0	304,185,817
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	5,321,000	0	0	0	5,321,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	200,526,118	0	821,954	0	201,348,072
MINISTERIO DE ECONOMÍA Y FINANZAS	105,183,688	0	44,797,627	0	149,981,315
MINISTERIO DE GOBIERNO	25,907,353	0	1,906,523	0	27,813,876
MINISTERIO DE SEGURIDAD PÚBLICA	30,185,373	0	0	0	30,185,373



INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
MINISTERIO DE DESARROLLO SOCIAL	256,567,300	0	5,691,732	0	262,259,032
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	31,884	0	0	31,884
MINISTERIO DE AMBIENTE	21,712,632	0	0	0	21,712,632
MINISTERIO DE CULTURA	36,536,120	0	0	0	36,536,120
ÓRGANO JUDICIAL	10,709,368	0	0	0	10,709,368
PROCURADURÍA GENERAL DE LA NACIÓN	7,134,063	0	0	0	7,134,063
PROCURADURÍA DE LA ADMINISTRACIÓN	236,670	0	0	0	236,670
TRIBUNAL ELECTORAL	9,322,969	0	0	0	9,322,969
FISCALÍA GENERAL ELECTORAL	51,234	0	0	0	51,234
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	0	193,163	0	0	193,163
OTROS GASTOS DE LA ADMINISTRACIÓN	0	380,565	0	0	380,565
TRIBUNAL DE CUENTAS	155,363	0	0	0	155,363
FISCALÍA GENERAL DE CUENTAS	98,292	0	0	0	98,292
DEFENSORÍA DEL PUEBLO	381,334	0	0	0	381,334
SERVICIO DE LA DEUDA PÚBLICA	0	0	0	1,729,950,919	1,729,950,919

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2020 por un monto de B/. 13,085,030,284 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	INGRESOS DE GOBIERNO CENTRAL	13,085,030,284
0.55.1.0.0.0.00	INGRESOS CORRIENTES	9,029,271,040
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	5,651,084,799
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	3,029,740,583
0.55.1.1.1.1.00	SOBRE LA RENTA	2,582,300,864
0.55.1.1.1.1.01	PERSONA NATURAL	56,543,211
0.55.1.1.1.1.02	PERSONA JURÍDICA	919,770,608
0.55.1.1.1.1.03	PLANILLA	1,008,047,674
0.55.1.1.1.1.04	DIVIDENDOS	137,116,172
0.55.1.1.1.1.05	COMPLEMENTARIO	131,758,080

7



0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	95,289,991
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	42,403,367
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	37,593,295
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	50,628,056
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	103,150,410
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	301,067,119
0.55.1.1.1.2.01	INMUEBLES	160,083,944
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	140,983,175
0.55.1.1.1.4.00	SEGURO EDUCATIVO	146,372,600
0.55.1.1.1.4.99	SEGURO EDUCATIVO	146,372,600
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,621,344,216
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,485,043,550
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	515,452,389
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	969,591,161
0.55.1.1.2.2.00	IMPORTACIÓN	341,640,217
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	341,640,217
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	733,111,457
0.55.1.1.2.4.01	PRIMA DE SEGUROS	83,841,898
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	239,816,187
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	60,824,058
0.55.1.1.2.4.06	CONSUMO DE LICORES	15,628,138
0.55.1.1.2.4.08	VENTA DE GASEOSAS	11,254,167
0.55.1.1.2.4.09	CONSUMO VARIOS	23,284,255
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	410
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	43,928,949
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	50,172,869
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	27,659,749
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMÓVIL	176,700,777
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	35,293,269
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	35,293,269
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	26,255,723
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	26,252,382
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	3,341
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,203,858,545
0.55.1.2.1.0.00	RENTA DE ACTIVOS	9,167,417
0.55.1.2.1.1.00	ARRENDAMIENTOS	487
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	366
0.55.1.2.1.1.03	DE BIENES INMUEBLES	121
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	252,422
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	252,422
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	949,654
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	949,654
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	7,964,854
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	5,514,130
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,450,724
0.55.1.2.2.0.00	PART. EN UTILIDADES DE EMPRESAS	1,538,886,853
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	1,427,654,674
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	21,252,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	1,304,476,267
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	72,302,327
0.55.1.2.2.1.05	DIVIDENDOS AITSA	20,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	8,624,080
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	1,000,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	111,232,179
0.55.1.2.2.4.70	DIVIDENDOS BNP	91,160,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,066,000
0.55.1.2.2.4.75	DIVIDENDOS COFINA - BLADEX	6,179
0.55.1.2.4.0.00	TASAS Y DERECHOS	1,015,570,977
0.55.1.2.4.1.00	DERECHOS	657,383,463
0.55.1.2.4.1.02	PEAJES DEL CANAL	519,248,733
0.55.1.2.4.1.03	DERECHO ÚNICO	655,212
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	111,500
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	16,727,177
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	627,623
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	13,218
0.55.1.2.4.1.45	CONCESIONES VARIAS	70,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	23,152,700
0.55.1.2.4.1.47	CONCESIONES MINERAS / MICI	26,847,300



8

0.55.1.2.4.2.00	TASAS	358,187,514
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	156,845
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,643,840
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	89,202,091
0.55.1.2.4.2.09	FECI	156,476,181
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	600,036
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	321,858
0.55.1.2.4.2.16	FECI - MIDA.	39,119,046
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	477,040
0.55.1.2.4.2.33	SERVICIO DE DISTRIBUCIÓN DE ENERGÍA	6,896,974
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	40,231
0.55.1.2.4.2.36	TASA DE OLEODUCTO	9,195,965
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	17,058,516
0.55.1.2.4.2.52	2% IMPUESTO SOBRE PRIMAS LEY 65	28,135,430
0.55.1.2.4.2.53	5% ADICIONAL DEL IMPUESTO SOBRE PRIMAS LEY 65	7,863,461
0.55.1.2.5.0.00	CONTRIBUCIONES DE MEJORAS	4,023,234
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	4,023,234
0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	4,023,234
0.55.1.2.6.0.00	INGRESOS VARIOS	301,875,664
0.55.1.2.6.0.00	INGRESOS VARIOS	301,875,664
0.55.1.2.6.0.01	MULTAS. RECARGOS E INTERESES	7,241,822
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,149,495
0.55.1.2.6.0.05	REMATES EN GENERAL	17,241
0.55.1.2.6.0.14	MULTAS DE TRÁNSITO	3,674
0.55.1.2.6.0.31	MULTA LEY BLANQUEO DE CAPITALES	600,000
0.55.1.2.6.0.41	MORATORIA	174,560,451
0.55.1.2.6.0.42	ADMINISTRACIÓN TRIBUTARIA	100,000,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	18,302,981
0.55.1.2.7.0.00	APORTE AL FISCO	334,334,400
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	69,026,000
0.55.1.2.7.2.10	ATP	22,500,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	46,526,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	265,308,400
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	5,000,000
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	119,285,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	116,296,400
0.55.1.2.7.3.38	DIRECCIÓN DE AERONÁUTICA CIVIL	9,350,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	15,377,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	174,327,696
0.55.1.5.1.0.00	RENTA DE ACTIVOS	3,779,100
0.55.1.5.1.1.00	ARRENDAMIENTOS	174,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	147,000
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	27,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	881,100
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	81,000
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	87,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	4,400
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	420,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	287,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	1,700
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	2,609,000
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	87,000
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	398,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	112,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	109,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,800,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	115,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	115,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	48,535,900
0.55.1.5.4.1.00	DERECHOS	35,748,000
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	39,000
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	688,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	21,000
0.55.1.5.4.1.45	PASAPORTE	13,000,000
0.55.1.5.4.1.46	MIGRACIÓN	22,000,000
0.55.1.5.4.2.00	TASAS	12,787,900
0.55.1.5.4.2.06	REGISTRO CIVIL	92,000



9

0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	967,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	1,800,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	167,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	115,000
0.55.1.5.4.2.39	ASESORÍA Y MATERIA DE SEGURIDAD	46,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	505,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,150,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	144,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	1,200
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	1,500,000
0.55.1.5.4.2.54	TIMBRES DE MÁQ. FRANQUEADORA	700
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	6,300,000
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	92,974,696
0.55.1.5.5.1.00	FONDO DE GESTIÓN	92,974,696
0.55.1.5.5.1.02	FONDO DE DESCUENTO DE CONTRALORÍA	24,000,000
0.55.1.5.5.1.03	FONDO PARQUE OMAR TORRIJOS - PRESIDENCIA	165,000
0.55.1.5.5.1.10	FONDO INSTITUTO NACIONAL DE AGRICULTURA - MIDA	36,300
0.55.1.5.5.1.12	FONDO DE ADMINISTRACIÓN DE HOSPITALES	4,822,100
0.55.1.5.5.1.14	FONDO DE AHORRO HABITACIONAL - MIVIOT	230,000
0.55.1.5.5.1.15	PRESIDENCIA - CONSEJO DE SEGURIDAD	45,000
0.55.1.5.5.1.16	FONDO JUNTA DE CONTROL DE JUEGOS - MEF	1,191,750
0.55.1.5.5.1.18	FONDO DE GESTIÓN SEGURIDAD - FISCOI	4,475,000
0.55.1.5.5.1.19	PRESIDENCIA - MIGRACIÓN EXTRAORDINARIA	13,825,988
0.55.1.5.5.1.20	FONDO DE GESTIÓN MINAM	1,500,000
0.55.1.5.5.1.22	SEGURIDAD - MIGRACIÓN EXTRAORDINARIA	3,456,497
0.55.1.5.5.1.28	FONDO DE GESTION MI CULTURA	654,000
0.55.1.5.5.1.31	FONDO DE SEG. OCUPACIONAL, SALUD E HIG. EN EL TRAB	5,806,943
0.55.1.5.5.1.37	FONDO DE GESTIÓN - PROCURADURÍA DE LA ADM.	85,000
0.55.1.5.5.1.40	FONDO DE GESTIÓN TRIBUNAL ELECTORAL	8,529,267
0.55.1.5.5.1.51	FONDO DE SERVICIOS VARIOS - SALUD	20,526,100
0.55.1.5.5.1.52	FONDO RÉGIMEN DE PROPIEDAD HORIZONTAL - MIVIOT	94,086
0.55.1.5.5.1.53	FONDO DE ASISTENCIA HABITACIONAL - MIVIOT	1,007,900
0.55.1.5.5.1.54	FONDO PROYECTOS PRODUCTIVOS LA JOYA - GOBIERNO	360,165
0.55.1.5.5.1.55	FONDO CUARENTENA AGROPECUARIA - MIDA	2,163,600
0.55.1.5.6.0.00	INGRESOS VARIOS	29,038,000
0.55.1.5.6.0.00	INGRESOS VARIOS	29,038,000
0.55.1.5.6.0.01	MULTAS, RECARGOS E INTERESES	6,004,275
0.55.1.5.6.0.04	GOBERNACIÓN	1,493
0.55.1.5.6.0.20	MINISTERIO DE AMBIENTE	21,194,190
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	1,838,042
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	4,055,759,244
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	20,373,240
0.55.2.1.1.0.00	VENTA DE ACTIVOS	20,373,240
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	20,373,240
0.55.2.1.1.1.07	OTROS ACTIVOS	20,373,240
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	4,013,433,854
0.55.2.2.1.0.00	CRÉDITO INTERNO	291,940,500
0.55.2.2.1.1.00	BONOS	290,331,000
0.55.2.2.1.1.47	BONOS INTERNOS	290,331,000
0.55.2.2.1.4.00	PRÉSTAMOS	1,609,500
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,609,500
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,721,493,354
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	241,447,495
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	2,869,700
0.55.2.2.2.1.02	BID 3512/OC-PN MIDES	3,100,000
0.55.2.2.2.1.03	BIRF 8532-PA MIDES	1,900,000
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	12,089,800
0.55.2.2.2.1.11	FONDO CHINO - SALUD	5,800,000
0.55.2.2.2.1.13	MINSA - BIRF 7477 -PAN	3,812,000
0.55.2.2.2.1.14	MINSA -CAF	31,536,400
0.55.2.2.2.1.21	BID - 4451/OC-PN - MI AMBIENTE	9,703,800
0.55.2.2.2.1.23	BIRF 8834-PA-GOBIERNO	2,000,000
0.55.2.2.2.1.27	FCC 3166/CH/PN/PRESIDENCIA	3,440,000
0.55.2.2.2.1.31	MINSA-BID 2017	2,883,900
0.55.2.2.2.1.33	B.I.D. 3615 OCPN-SALUD	19,000,000
0.55.2.2.2.1.39	CFA 009852 - PRESIDENCIA	32,000,000
0.55.2.2.2.1.40	PRESIDENCIA - BID 3165 / OC-PN	1,200,000
0.55.2.2.2.1.41	INAC - BID 4450 / OC PN	14,277,120



0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	21,468,400
0.55.2.2.2.1.43	CAF - MEDUCA (PPB)	23,300,000
0.55.2.2.2.1.45	BID - 4561/OC-PN - MOP	15,555,000
0.55.2.2.2.1.47	CAF - MOP (PNI)	20,600,000
0.55.2.2.2.1.49	BID 4689/OC-PN - PRESIDENCIA	2,026,875
0.55.2.2.2.1.64	MEDUCA - BID 2734 / OC-PN	5,349,500
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	7,535,000
0.55.2.2.2.5.00	BONOS EXTERNOS	3,480,045,859
0.55.2.2.2.5.10	BONOS EXTERNOS	3,480,045,859
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	21,952,150
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	21,952,150
0.55.2.3.2.8.00	SECTOR EXTERNO	21,952,150
0.55.2.3.2.8.21	FMAM - ANAM	285,500
0.55.2.3.2.8.39	DONACIÓN BANCO MUNDIAL - SALUD	100,100
0.55.2.3.2.8.41	DONACION BID-SALUD-IREM	1,094,800
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	2,365,000
0.55.2.3.2.8.61	BID MINSA MESOÁMERICA	1,069,700
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,021,050
0.55.2.3.2.8.99	BID MINSA	4,016,000

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	46,365,643
Administración General	50,038,765
Transferencias Corrientes	1,236,000
Total del Presupuesto de Funcionamiento	97,640,408
Inversión	
Construcción y Remodelación	2,026,301
Total del Presupuesto de Inversión	2,026,301
TOTAL DEL PRESUPUESTO DE GASTOS	99,666,709

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	35,287,017
Contabilidad Pública	4,933,877
Fiscalización, Regulación y Control	32,240,991
Servicios de Estadística	60,799,409
Transferencias Varias	12,800
Auditoria	9,024,148
Total del Presupuesto de Funcionamiento	142,298,242
Inversión	
Fortalecimiento Institucional	2,282,000
Equipamiento	1,701,326
Total del Presupuesto de Inversión	3,983,326
TOTAL DEL PRESUPUESTO DE GASTOS	146,281,568



11

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	67.733,800
Dirección de Carrera Administrativa	1,465,600
Gaceta Oficial	118,400
Consejo de Defensa y Seguridad Nacional	12,425,800
Servicio de Protección Institucional	50,744,100
Dirección de Asistencia Social (DAS)	10,773,400
Desarrollo Integral - Áreas Prioritarias	664,800
Transferencias	81,820,823
Total del Presupuesto de Funcionamiento	225,746,723
Inversión	
Obras de Interés Social	2,763,000
Despacho Presidente (Colón)	8,340,675
Electrificación Rural	5,190,000
Asuntos Comunitarios Desp. Primera Dama	2,872,400
Desarrollo Integral de Áreas Prioritarias	23,312,161
Transferencias de Capital	54,793,986
Mejoras de Instalaciones y Equipamiento	63,280,988
Secretaría Nacional de Descentralización	208,957,958
Total del Presupuesto de Inversión	369,511,168
TOTAL DEL PRESUPUESTO DE GASTOS	595,257,891

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,142,843
Política Exterior	45,918,308
Transferencias Varias	5,171,558
Total del Presupuesto de Funcionamiento	64,232,709
Inversión	
Restauración. Remodelación y Const.	802,559
Equipamiento	2,031,493
Total del Presupuesto de Inversión	2,834,052
TOTAL DEL PRESUPUESTO DE GASTOS	67,066,761



12

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	138,075,300
Educación Básica General	780,423,700
Educación Media	555,263,900
Educación de Adultos	47,729,200
Educación Post-Media	1,425,600
Transferencias Corrientes	29,017,780
Transferencias al Sector Público	548,833,061
Fondo de Exoneración de Matrícula	32,738,880
Educación Agropecuaria	12,165,225
Total del Presupuesto de Funcionamiento	2,145,672,646
Inversión	
Mant. Preventivo (Mi Escuela Primero)	6,292,400
Construcción y Rehab. de Escuelas	26,242,800
Equipamiento de Centros Educativos	1,850,000
Desarrollo Educativo	26,817,900
Nutrición Escolar	15,884,000
Educación Básica	2,390,000
Transferencias de Capital	284,376,166
Fortalecimiento de Técn. Educativa	34,057,175
Mantenimiento, Equip. y Constr. S.E.	86,679,295
Total del Presupuesto de Inversión	484,589,736
TOTAL DEL PRESUPUESTO DE GASTOS	2,630,262,382

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,181,753
Fomento y Regulación de la Industria	1,044,528
Fomento y Regulación del Comercio	3,795,137
Regulación de Intermediarios Financieros	674,348
Fomento y Reg. de los Recursos Minerales	644,999
Transferencias	6,283,742
Transferencias al Sector Público	28,460,722
Total del Presupuesto de Funcionamiento	59,085,229
Inversión	
Desarrollo Comercial e Industrial	1,729,998
Transferencias de Capital	48,284,754
Total del Presupuesto de Inversión	50,014,752
TOTAL DEL PRESUPUESTO DE GASTOS	109,099,981



13

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,611,724
Mantenimiento de Obras	17,797,676
Transferencias Varias	35,000
Transferencias Corrientes	138,433
Total del Presupuesto de Funcionamiento	34,582,833
Inversión	
Construcción y Rehabilitación Drenajes	1,730,300
Mantenimiento y Rehabilitación Vial	376,522,173
Construcción y Mej. de Calles y Avenidas	89,251,000
Transferencias de Capital	333,749,502
Construcción y Rehabilitación de Puentes	52,218,100
Reordenamiento Vial-Ciudad de Pmá.	6,500,000
Total del Presupuesto de Inversión	859,971,075
TOTAL DEL PRESUPUESTO DE GASTOS	894,553,908

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	53,267,578
Asistencia Técnica Agrícola	3,276,287
Asistencia Técnica Pecuaria	9,347,114
Desarrollo Social	508,483
Servicios de Ingeniería Rural	665,125
Transferencias al Sector Público	34,289,660
Total del Presupuesto de Funcionamiento	101,354,247
Inversión	
Mejoramiento de Productividad	800,000
Programa de Desarrollo Tecnológico	1,652,565
Sanidad Agropecuaria	17,589,810
Desarrollo Rural Agropecuario	685,000
Otros Proyectos de Inversión	33,628,900
Reconver. y Transfor. Agropecuaria	1,000,000
Transferencias de Capital	33,330,456
Total del Presupuesto de Inversión	88,686,731
TOTAL DEL PRESUPUESTO DE GASTOS	190,040,978



CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	419,253,807
Provisión de Atención	296,080,880
Transferencias Varias	352,503,400
Fondo de Adm. de Hospitales	3,822,100
Fondo de Servicios Varios	15,526,100
Transferencias al Sector Público	650,428,160
Total del Presupuesto de Funcionamiento	1,737,614,447
Inversión	
Construcción y Mej. de Inst. de Salud	53,339,670
Salud Ambiental	104,321,523
Equipamiento de Inst. de Salud	14,460,000
Otros Proyectos de Inversión	28,334,600
Transferencias de Capital	103,730,024
Total del Presupuesto de Inversión	304,185,817
TOTAL DEL PRESUPUESTO DE GASTOS	2,041,800,264

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,559,608
Admón. de las Relaciones Laborales	6,090,398
Inv., Promoción y Generación de Empleo	2,066,133
Transferencias Varias	607,000
Educación y Capacitación Sindical	14,338,200
Total del Presupuesto de Funcionamiento	40,661,339
Inversión	
Programa de Inserción Laboral	4,906,000
Fortalecimiento Institucional	415,000
Total del Presupuesto de Inversión	5,321,000
TOTAL DEL PRESUPUESTO DE GASTOS	45,982,339

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,208,016
Planificación y Desarrollo Urbano	4,047,615
Admón. y Regulación de Bienes	670,662
Ordenamiento y Desarrollo Territorial	1,168,272
Transferencias Varias	14,618,663
Total del Presupuesto de Funcionamiento	32,713,228



15

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Inversión	
Construcción de Vivienda	164,144,772
Fondo de Ahorro Habitacional	1,946,019
Financiamiento de Vivienda	28,150,525
Asistencia Habitacional	2,804,900
Mejoramiento Habitacional	2,313,316
Transferencias de Capital	821,954
Fortalecimiento Institucional	1,166,586
Total del Presupuesto de Inversión	**201,348,072**
TOTAL DEL PRESUPUESTO DE GASTOS	234,061,300

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	54,900,788
Desarrollo Económico y Social	72,985,010
Admón. Fiscal y Patrimonial	291,283,428
Transferencias Varias	216,886,748
Total del Presupuesto de Funcionamiento	**636,055,974**
Inversión	
Fondo de Preinversión	500,000
Fort Gest. Eco. y Admón. Finan.	5,270,300
Transferencias de Capital	44,797,627
Inversiones Financieras	51,140,445
Proyectos Varios	48,272,943
Total del Presupuesto de Inversión	**149,981,315**
TOTAL DEL PRESUPUESTO DE GASTOS	**786,037,289**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,152,285
Administración y Desarrollo Gubernamental	7,687,509
Servicios Postales y Telégrafos	10,560,939
Servicios Penitenciarios y Cus. de Me	51,043,083
Transferencias Varias	179,899,147
Total del Presupuesto de Funcionamiento	262,342,963
Inversión	
Construcción, Mejora y Estudios Infraestructura	24,996,122
Transferencias de Capital	1,906,523
EQUIPAMIENTO	911,231
Total del Presupuesto de Inversión	27,813,876
TOTAL DEL PRESUPUESTO DE GASTOS	290,156,839



16

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,903,962
Seguridad Pública Nacional	633,076,784
Transferencias Varias	62,105,700
Total del Presupuesto de Funcionamiento	723,086,446
Inversión	
Const., Reparación y Ampl. de Infraest.	30,185,373
Total del Presupuesto de Inversión	30,185,373
TOTAL DEL PRESUPUESTO DE GASTOS	753,271,819

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,989,049
Promoción Social y Cohesión Social	5,754,205
Programa de Gestión Territorial	4,809,358
Transferencias al Sector Público	19,505,726
Total del Presupuesto de Funcionamiento	49,058,338
Inversión	
Desarrollo Comunitario	251,805,400
Fortalecimiento Institucional	4,761,900
Transferencias al Sector Público	5,691,732
Total del Presupuesto de Inversión	262,259,032
TOTAL DEL PRESUPUESTO DE GASTOS	311,317,370

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,041,628
Total del Presupuesto de Funcionamiento	3,041,628
TOTAL DEL PRESUPUESTO DE GASTOS	3,041,628



17

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,604,586
Áreas Protegidas Biodiversidad	6,495,291
Gestión Ambiental	6,595,978
Gestión Integrada de Cuencas Hidrog.	6,723,845
Total del Presupuesto de Funcionamiento	33,419,700
Inversión	
Áreas Protegidas y Biodiversidad	15,221,991
Gestión Ambiental	3,690,600
Gestión Inte. de Cuencas Hidro.	2,800,041
Total del Presupuesto de Inversión	21,712,632
TOTAL DEL PRESUPUESTO DE GASTOS	55,132,332

CAPÍTULO XX
0.28 MINISTERIO DE CULTURA

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,445,035
Patrimonio Histórico	6,043,463
Extensión Cultural	4,875,328
Educación Artística	7,148,654
Total del Presupuesto de Funcionamiento	29,512,480
Inversión	
Mantenimiento y Restauraciones de Obras	22,019,000
Proyecto de Preservación del Patrimonio H.	14,517,120
Total del Presupuesto de Inversión	36,536,120
TOTAL DEL PRESUPUESTO DE GASTOS	66,048,600

CAPÍTULO XXI
0.30 ÓRGANO JUDICIAL

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	33,371,723
Administración de Justicia Ciudadana	98,853,883
Transf. y Desarrollo Institucional	23,948,669
Total del Presupuesto de Funcionamiento	156,174,275
Inversión	
Rehabilitación y Const. de Infraestrura	6,367,368
Equipamiento y Fortalec. Institucional	3,222,000
Modernización del Sistema de Justicia	500,000
Equipamiento	620,000
Total del Presupuesto de Inversión	10,709,368
TOTAL DEL PRESUPUESTO DE GASTOS	166,883,643



CAPÍTULO XXII
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	165,982,755
PROCURADURÍA GENERAL DE LA NACIÓN	159,583,957
FUNCIONAMIENTO	152,449,894
INVERSIÓN	7,134,063
PROCURADURÍA DE LA ADMINISTRACIÓN	6,398,798
FUNCIONAMIENTO	6,162,128
INVERSIÓN	236,670

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	112,742,374
Medicina Legal y Forense	39,707,520
Total del Presupuesto de Funcionamiento	152,449,894
Inversión	
Modernización Proc. General	4,700,100
Modernización de Servicios Forenses	2,433,963
Total del Presupuesto de Inversión	7,134,063
TOTAL DEL PRESUPUESTO DE GASTOS	159,583,957

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,828,742
Representación y Def. de la Adm. Pública	4,333,386
Total del Presupuesto de Funcionamiento	6,162,128
Inversión	
Equipamiento	236,670
Total del Presupuesto de Inversión	236,670
TOTAL DEL PRESUPUESTO DE GASTOS	6,398,798



CAPÍTULO XXIII
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	102,386,482
TRIBUNAL ELECTORAL	97,863,165
FUNCIONAMIENTO	90,136,899
INVERSIÓN	7,726,266
FISCALÍA GENERAL ELECTORAL	4,523,317
FUNCIONAMIENTO	4,472,083
INVERSIÓN	51,234

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	70,332,606
Registro e Identificación Ciudadana	17,255,911
Servicios Electorales	7,160,654
Total del Presupuesto de Funcionamiento	94,749,171
Inversión	
Construcciones, Mejoras y Habilitaciones	4,087,400
Const. de Oficinas a Nivel Provincial	3,665,000
Proyectos de Apoyo Logístico	1,570,569
Total del Presupuesto de Inversión	9,322,969
TOTAL DEL PRESUPUESTO DE GASTOS	104,072,140

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,371,450
Fiscalías Electorales	1,100,633
Total del Presupuesto de Funcionamiento	4,472,083
Inversión	
EQUIPAMIENTO	51,234
Total del Presupuesto de Inversión	51,234
TOTAL DEL PRESUPUESTO DE GASTOS	4,523,317



CAPÍTULO XXIV
0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración Función Pública	2,163,163
Total del Presupuesto de Funcionamiento	2,163,163
TOTAL DEL PRESUPUESTO DE GASTOS	2,163,163

CAPÍTULO XXV
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	38,066,400
Total del Presupuesto de Funcionamiento	38,066,400
TOTAL DEL PRESUPUESTO DE GASTOS	38,066,400

CAPÍTULO XXVI
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,110,061
Administración General	1,405,028
Total del Presupuesto de Funcionamiento	3,515,089
Inversión	
Fortalecimiento Institucional	155,363
Total del Presupuesto de Inversión	155,363
TOTAL DEL PRESUPUESTO DE GASTOS	3,670,452



21

CAPÍTULO XXVII
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	2,017,685
Administración General	994,866
Total del Presupuesto de Funcionamiento	3,012,551
Inversión	
Fortalec., Mejoram. e Implementación	71,400
EQUIPAMIENTO	26,892
Total del Presupuesto de Inversión	98,292
TOTAL DEL PRESUPUESTO DE GASTOS	3,110,843

CAPÍTULO XXVIII
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,163,874
Protec. y Defensa de los Derechos Hum.	1,882,295
Administración de Quejas	406,331
Total del Presupuesto de Funcionamiento	5,452,500
Inversión	
Estudio, Diseño y Construcción	228,480
Maquinaria y Equipo	152,854
Total del Presupuesto de Inversión	381,334
TOTAL DEL PRESUPUESTO DE GASTOS	5,833,834



22

CAPÍTULO XXIX
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 40. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,096,676,303	1,492,574,804	2,589,251,107
ASAMBLEA NACIONAL	2,288,866		2,288,866
BECAS DE ESTUDIO	103,000		103,000
AL EXTERIOR	1,310,366		1,310,366
A PERSONAS	875,500		875,500
CONTRALORÍA GENERAL DE LA REPÚBLICA	4,122,800		4,122,800
A PERSONAS	4,000,000		4,000,000
BECAS DE ESTUDIO	110,000		110,000
AL EXTERIOR	12,800		12,800
MINISTERIO DE LA PRESIDENCIA	66,311,531	18,266,492	84,578,023
PENSIONES Y JUBILACIONES	1,847,900		1,847,900
A PERSONAS	40,000		40,000
BECAS DE ESTUDIO	719,300		719,300
AL EXTERIOR	2,150,000		2,150,000
AFECTADOS DE BOCAS DEL TORO		2,002,000	2,002,000
AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN		2,249,202	2,249,202
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL		7,325,590	7,325,590
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN		6,689,700	6,689,700
MUNICIPALIDADES Y JUNTAS COMUNALES	61,554,331		61,554,331
MINISTERIO DE RELACIONES EXTERIORES	5,446,558		5,446,558
A PERSONAS	178,000		178,000
BECAS DE ESTUDIO	85,000		85,000
A INSTITUCIONES PRIVADAS	12,000		12,000
AL EXTERIOR	5,171,558		5,171,558
MINISTERIO DE EDUCACIÓN	29,895,667	548,833,061	578,728,728
A PERSONAS	40,000		40,000
PENSIONES Y JUBILACIONES	20,161,400		20,161,400
A INSTITUCIONES PRIVADAS	8,700,680		8,700,680
AL EXTERIOR	155,700		155,700
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ		74,466,820	74,466,820
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL		60,645,735	60,645,735
INSTITUTO PANAMEÑO DE DEPORTES		23,971,500	23,971,500
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS		19,798,900	19,798,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ		90,040,000	90,040,000
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO		7,510,800	7,510,800
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ		4,169,802	4,169,802
UNIVERSIDAD DE PANAMÁ		268,229,504	268,229,504
BECAS DE ESTUDIO	837,887		837,887
MINISTERIO DE COMERCIO E INDUSTRIAS	6,381,742	28,460,722	34,842,464
BECAS DE ESTUDIO	98,000		98,000
A INSTITUCIONES PRIVADAS	5,299,742		5,299,742
AL EXTERIOR	984,000		984,000
ZONA FRANCA DE BARÚ		501,600	501,600
AUTORIDAD DE TURISMO DE PANAMÁ		10,000,000	10,000,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA		10,101,794	10,101,794
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA		6,501,328	6,501,328
AGENCIA PANAMÁ-PACÍFICO		1,000,000	1,000,000
BINGOS NACIONALES		356,000	356,000

23



MINISTERIO DE OBRAS PÚBLICAS	125,000	138,433	263,433
BECAS DE ESTUDIO	80,000		80,000
INDEMNIZACIONES DE LA SEGURIDAD SOCIAL	10,000		10,000
AL EXTERIOR	35,000		35,000
EMPRESA METRO DE PANAMÁ, S.A.		138,433	138,433
MINISTERIO DE DESARROLLO AGROPECUARIO	1,483,500	34,289,660	35,773,160
A PERSONAS	200,000		200,000
BECAS DE ESTUDIO	5,000		5,000
A INSTITUCIONES PRIVADAS	178,400		178,400
AL EXTERIOR	1,100,100		1,100,100
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ		6,684,500	6,684,500
INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ		12,372,998	12,372,998
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO		5,804,148	5,804,148
INSTITUTO DE MERCADEO AGROPECUARIO		7,712,385	7,712,385
INSTITUTO DE SEGURO AGROPECUARIO		1,715,629	1,715,629
MINISTERIO DE SALUD	417,356,300	605,618,560	1,022,974,860
BECAS DE ESTUDIO	296,300		296,300
AL EXTERIOR	800,100		800,100
PENSIONES Y JUBILACIONES	250,000		250,000
A PERSONAS	40,900		40,900
A INSTITUCIONES PRIVADAS	351,811,200		351,811,200
GOBIERNO CENTRAL	19,348,200		19,348,200
Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
Pensión Vitalicia Dietilenglicol		13,606,000	13,606,000
Pensión de Viudez		1,879,000	1,879,000
Neonato afectados por Heparina		94,000	94,000
Impuesto de Licores		10,600,000	10,600,000
Impuesto de Cerverzas		8,300,000	8,300,000
CSS FEJUPEN - Aporte Gob. Central		13,702,000	13,702,000
CSS 0.8% Salarios Básicos		136,536,000	136,536,000
Aumento Pensiones y Jubilaciones (DG-51)		164,732,000	164,732,000
Aporte Junta Técnica Actuarial		90,000	90,000
Pensiones de los trabajadores de las bananeras		875,000	875,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS		4,771,103	4,771,103
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD		10,983,877	10,983,877
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO		17,794,709	17,794,709
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES		36,154,871	36,154,871
MUNICIPALIDADES Y JUNTAS COMUNALES	1,797,600		1,797,600
PROPIAS	43,012,000		43,012,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	9,262,000		9,262,000
AL EXTERIOR	607,000		607,000
A PERSONAS	25,000		25,000
BECAS DE ESTUDIO	130,000		130,000
A INSTITUCIONES PRIVADAS	8,500,000		8,500,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	51,000	14,618,663	14,669,663
A PERSONAS	50,000		50,000
AL EXTERIOR	1,000		1,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS		13,016,463	13,016,463
BANCO HIPOTECARIO NACIONAL		1,602,200	1,602,200
MINISTERIO DE ECONOMÍA Y FINANZAS	455,602,917	53,893,628	509,496,545
A PERSONAS	50,456,000		50,456,000
BECAS DE ESTUDIO	1,690,515		1,690,515
A INSTITUCIONES PRIVADAS	304,417,782		304,417,782
AL EXTERIOR	805,500		805,500
AUTORIDAD NACIONAL DE ADUANAS		31,257,733	31,257,733
CONSEJO DE ADMINISTRACIÓN DEL SIACAP		1,524,576	1,524,576
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS		4,400,137	4,400,137
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS		2,201,310	2,201,310

24



BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ		5,793,007	5,793,007
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.		1,323,008	1,323,008
SUPERINTENDENCIA DE MERCADOS DE VALORES		100,000	100,000
SUPERINTENDENCIA DE SEGURO Y REASEGURO		7,093,857	7,093,857
SUPERINTENDENCIA DE BANCOS		200,000	200,000
PROPIAS	92,233,120		92,233,120
OTRAS TRANSFERENCIAS	6,000,000		6,000,000
MINISTERIO DE GOBIERNO	10,768,346	169,412,259	180,180,605
A PERSONAS	65,000		65,000
BECAS DE ESTUDIO	184,398		184,398
A INSTITUCIONES PRIVADAS	8,002,060		8,002,060
AL EXTERIOR	70,194		70,194
PENSIONES Y JUBILACIONES	2,446,694		2,446,694
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE		33,162,933	33,162,933
AUTORIDAD DE PASAPORTES DE PANAMÁ		3,080,226	3,080,226
BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA PANAMÁ		133,169,100	133,169,100
MINISTERIO DE SEGURIDAD PÚBLICA	66,064,210		66,064,210
BECAS DE ESTUDIO	2,119,660		2,119,660
A INSTITUCIONES PRIVADAS	701,500		701,500
AL EXTERIOR	316,700		316,700
A PERSONAS	845,650		845,650
PENSIONES Y JUBILACIONES	62,080,700		62,080,700
MINISTERIO DE DESARROLLO SOCIAL	1,097,520	19,043,326	20,140,846
A PERSONAS	227,120		227,120
A INSTITUCIONES PRIVADAS	797,400		797,400
AL EXTERIOR	55,000		55,000
BECAS DE ESTUDIO	18,000		18,000
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA		6,155,954	6,155,954
INSTITUTO NACIONAL DE LA MUJER		5,747,864	5,747,864
SECRETARÍA NACIONAL DE DISCAPACIDAD		7,139,508	7,139,508
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	42,000		42,000
A PERSONAS	10,000		10,000
BECAS DE ESTUDIO	32,000		32,000
MINISTERIO DE AMBIENTE	20,000		20,000
A PERSONAS	10,000		10,000
BECAS DE ESTUDIO	10,000		10,000
MINISTERIO DE CULTURA	6,252,019		6,252,019
A PERSONAS	554,440		554,440
BECAS DE ESTUDIO	133,500		133,500
A INSTITUCIONES PRIVADAS	2,419,379		2,419,379
AL EXTERIOR	144,700		144,700
OTRAS SIN FINES DE LUCRO	3,000,000		3,000,000
ÓRGANO JUDICIAL	704,050		704,050
PENSIONES Y JUBILACIONES	40,000		40,000
BECAS DE ESTUDIO	337,797		337,797
A PERSONAS	326,253		326,253
PROCURADURÍA GENERAL DE LA NACIÓN	1,002,632		1,002,632
PENSIONES Y JUBILACIONES	332,132		332,132
BECAS DE ESTUDIO	670,500		670,500
PROCURADURÍA DE LA ADMINISTRACIÓN	95,000		95,000
BECAS DE ESTUDIO	95,000		95,000
TRIBUNAL ELECTORAL	12,073,776		12,073,776
PENSIONES Y JUBILACIONES	45,000		45,000
A PERSONAS	525,000		525,000
BECAS DE ESTUDIO	493,776		493,776



A INSTITUCIONES PRIVADAS	11,000,000	11,000,000
AL EXTERIOR	10,000	10,000
FISCALÍA GENERAL ELECTORAL	35,000	35,000
BECAS DE ESTUDIO	35,000	35,000
OTROS GASTOS DE LA ADMINISTRACIÓN	93,321	93,321
BECAS DE ESTUDIO	93,321	93,321
TRIBUNAL DE CUENTAS	45,000	45,000
A PERSONAS	35,000	35,000
BECAS DE ESTUDIO	10,000	10,000
FISCALÍA GENERAL DE CUENTAS	17,376	17,376
BECAS DE ESTUDIO	17,376	17,376
DEFENSORÍA DEL PUEBLO	38,172	38,172
A PERSONAS	7,760	7,760
BECAS DE ESTUDIO	15,800	15,800
A INSTITUCIONES PRIVADAS	5,460	5,460
AL EXTERIOR	9,152	9,152

ARTÍCULO 41. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	911,482,724
03	MINISTERIO DE LA PRESIDENCIA	54,793,986
	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	41,600,000
	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	13,193,986
07	MINISTERIO DE EDUCACIÓN	284,376,166
	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	1,660,000
	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	12,480,000
	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	3,254,106
	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	5,991,200
	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	2,024,200
	INSTITUTO PANAMEÑO DE DEPORTES	55,679,200
	IFARHU	203,287,460
08	MINISTERIO DE COMERCIO E INDUSTRIAS	48,284,754
	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	3,347,451
	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA	421,744
	AUTORIDAD DE TURISMO DE PANAMÁ	44,460,886
	AGENCIA PANAMÁ-PACÍFICO	54,673
09	MINISTERIO DE OBRAS PÚBLICAS	333,749,502
	EMPRESA METRO DE PANAMÁ, S.A.	333,749,502
10	MINISTERIO DE DESARROLLO AGROPECUARIO	33,330,456
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	3,509,598
	BANCO DE DESARROLLO AGROPECUARIO (LEY 24)	2,500,000
	INSTITUTO DE MERCADEO AGROPECUARIO	23,709,096
	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	571,400
	INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ	3,040,362
12	MINISTERIO DE SALUD	103,730,024
	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,465,709
	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	85,236,643
	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	14,734,919
	AUTORIDAD DE PANAMEÑA DE SEGURIDAD DE ALIMENTOS	292,753
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	821,954
	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	821,954



16	MINISTERIO DE ECONOMÍA Y FINANZAS	44,797,627
	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,600,536
	BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ	23,172,027
	AUTORIDAD MARÍTIMA DE PANAMÁ	20,025,064
17	MINISTERIO DE GOBIERNO	1,906,523
	AUTORIDAD DE PASAPORTES DE PANAMÁ	1,906,523
21	MINISTERIO DE DESARROLLO SOCIAL	5,691,732
	SECRETARÍA NACIONAL DE DISCAPACIDAD	4,714,278
	INSTITUTO NACIONAL DE LA MUJER	519,758
	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	457,696



27

CAPÍTULO XXX
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 42. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2020 según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	405,183,700.00
FONDO DE SEGURO EDUCATIVO	405,183,700.00
Ingresos Triburarios	405,183,700.00
Impuestos Directos	405,183,700.00
Seguro Educativo	405,183,700.00
MINISTERIO DE EDUCACIÓN	131,583,400.00
Educación Agropecuaria	19,226,000.00
Fondo Exon. de Matrícula (27%)	109,399,600.00
Capacitación Gremial Docente	2,957,800.00
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	14,789,200.00
Educación Sindical	14,789,200.00
IFARHU	171,554,800.00
Becas	139,188,513.00
Créditos Educativos	32,366,287.00
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,747,000.00
Gastos de Funcionamiento	13,772,000.00
Gastos de Inversión	3,975,000.00
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL D	54,720,100.00
Programas Regulares 14%	40,838,340.00
Cap. Y Educ. Rec. Humano (COSPAE) 3.0%	9,444,960.00
Formación Dual 1.5%	4,436,800.00
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	14,789,200.00
Gastos de Funcionamiento	14,789,200.00
Gastos de Inversión	



TÍTULO III
PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 43. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2020, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	5,818,255,199	494,536,479	6,312,791,678	5,316,122,660	996,669,018	6,312,791,678
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,501,328	3,347,451	9,848,779	6,501,328	3,347,451	9,848,779
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	187,418,426	0	187,418,426	168,732,275	18,686,151	187,418,426
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	25,350,000	0	25,350,000	22,049,300	3,300,700	25,350,000
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	14,088,463	821,954	14,910,417	14,088,463	821,954	14,910,417
AUTORIDAD NACIONAL DE ADUANAS	38,347,733	1,000,000	39,347,733	36,437,678	2,910,055	39,347,733
CAJA DE SEGURO SOCIAL	4,409,898,934	0	4,409,898,934	4,135,282,000	274,616,934	4,409,898,934
INSTITUTO CONMEMORATIVO GORGAS DE EST DE LA SALUD	11,583,877	8,000,000	19,583,877	11,583,877	8,000,000	19,583,877
CEN NAC DE ESTUDIOS EN TECNICAS DE IMAGENES	0	0	0	0	0	0
AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEF COMP	10,301,794	421,744	10,723,538	10,301,794	421,744	10,723,538
CONSEJO DE ADMINISTRACION DEL SIACAP	1,524,576	0	1,524,576	1,497,576	27,000	1,524,576
INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH	183,074,800	221,087,460	404,162,260	26,994,371	377,167,889	404,162,260
SECRETARIA NACIONAL DE DISCAPACIDAD	7,139,508	4,714,278	11,853,786	7,139,508	4,714,278	11,853,786
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	8,059,703	292,753	8,352,456	8,045,703	306,753	8,352,456
INSTITUTO DE INVESTIGACION AGROPECUARIA DE PANAMA	12,972,998	3,890,362	16,863,360	12,972,998	3,890,362	16,863,360
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	8,834,500	571,400	9,405,900	8,831,000	574,900	9,405,900
DIRECCION GENERAL DE CONTRATACIONES PUBLICAS	4,400,137	1,600,536	6,000,673	4,400,137	1,600,536	6,000,673



	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB.	2,201,310	0	2,201,310	2,104,020	97,290	2,201,310
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,947,000	1,500,000	19,447,000	13,972,000	5,475,000	19,447,000
SECRETARÍA NAC. DE CIENCIA, TECN. E INNOVACIÓN	6,689,700	49,500,000	56,189,700	6,689,700	49,500,000	56,189,700
INSTITUTO NACIONAL DE LA MUJER	5,747,864	519,758	6,267,622	5,747,864	519,758	6,267,622
SECRETARÍA NAC DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,155,954	457,696	6,613,650	6,155,954	457,696	6,613,650
INSTITUTO PANAMEÑO DE DEPORTES	24,861,500	55,679,200	80,540,700	24,861,500	55,679,200	80,540,700
INADEH	54,876,200	0	54,876,200	18,879,298	35,996,902	54,876,200
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	7,510,800	1,660,000	9,170,800	7,510,800	1,660,000	9,170,800
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	61,491,735	2,024,200	63,515,935	61,227,825	2,288,110	63,515,935
AUTORIDAD DE PASAPORTES DE PANAMA	3,102,226	1,906,523	5,008,749	3,102,226	1,906,523	5,008,749
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	16,524,806	0	16,524,806	15,275,500	1,249,306	16,524,806
AUTORIDAD DE TURISMO DE PANAMA	37,900,700	44,460,886	82,361,586	37,900,700	44,460,886	82,361,586
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB.	7,325,590	17,904,806	25,230,396	7,325,590	17,904,806	25,230,396
REGISTRO PÚBLICO DE PANAMA	62,040,165	3,378,139	65,418,304	60,557,165	4,861,139	65,418,304
AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR.	2,249,202	0	2,249,202	2,229,800	19,402	2,249,202
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP DE PANAMA	54,195,940	23,172,027	77,367,967	53,945,940	23,422,027	77,367,967
UNIVERSIDAD AUTÓNOMA DE CHIRIQUI	79,995,020	8,491,200	88,486,220	79,845,020	8,641,200	88,486,220
UNIVERSIDAD DE PANAMÁ	293,721,790	15,400,000	309,121,790	291,100,390	18,021,400	309,121,790
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMA	10,064,020	3,254,106	13,318,126	10,064,020	3,254,106	13,318,126
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	28,465,900	3,000,000	31,465,900	28,465,900	3,000,000	31,465,900



	INGRESOS			GASTOS		
INSTITUCIONES	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
UNIVERSIDAD TECNOLOGICA DE PANAMA	105,161,000	16,480,000	121,641,000	103,797,000	17,844,000	121,641,000
ZONA FRANCA DEL BARU	530,000	0	530,000	506,440	23,560	530,000

ARTÍCULO 44. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,857,173,097**	**2,271,235,563**	**74,026,000**	**113,688,000**	**0**	**5,316,122,660**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,448,328	53,000	0	0	0	6,501,328
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	30,027,975	20,216,300	5,000,000	113,488,000	0	168,732,275
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	21,316,050	533,250	0	200,000	0	22,049,300
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	14,061,463	27,000	0	0	0	14,088,463
AUTORIDAD NACIONAL DE ADUANAS	36,095,678	342,000	0	0	0	36,437,678
CAJA DE SEGURO SOCIAL	1,915,183,900	2,220,098,100	0	0	0	4,135,282,000
INSTITUTO CONMEMORATIVO GORGAS DE EST DE LA SALUD	11,455,377	128,500	0	0	0	11,583,877
CEN NAC DE ESTUDIOS EN TECNICAS DE IMAGENES	0	0	0	0	0	0
AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEF COMP	10,086,094	215,700	0	0	0	10,301,794
CONSEJO DE ADMINISTRACION DEL SIACAP	1,445,076	52,500	0	0	0	1,497,576
INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	24,809,323	2,185,048	0	0	0	26,994,371
SECRETARIA NACIONAL DE DISCAPACIDAD	5,874,473	1,265,035	0	0	0	7,139,508
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	8,032,703	13,000	0	0	0	8,045,703



31

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMA	12,762,998	210,000	0	0	0	12,972,998
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	8,825,000	6,000	0	0	0	8,831,000
DIRECCIÓN GENERAL DE CONTRATACIONES PUBLICAS	4,383,137	17,000	0	0	0	4,400,137
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB	2,084,020	20,000	0	0	0	2,104,020
SISTEMA ESTATAL DE RADIO Y TELEVISION	13,839,900	132,100	0	0	0	13,972,000
SECRETARIA NAC DE CIENCIA, TECN E INNOVACION	6,674,700	15,000	0	0	0	6,689,700
INSTITUTO NACIONAL DE LA MUJER	5,666,364	81,500	0	0	0	5,747,864
SECRETARIA NAC DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,150,154	5,800	0	0	0	6,155,954
INSTITUTO PANAMEÑO DE DEPORTES	18,260,800	6,600,700	0	0	0	24,861,500
INADEH	18,395,551	483,747	0	0	0	18,879,298
INSTITUTO TECNICO SUPERIOR ESPECIALIZADO	7,400,800	110,000	0	0	0	7,510,800
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	59,959,574	1,268,251	0	0	0	61,227,825
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,072,226	30,000	0	0	0	3,102,226
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	14,615,000	660,500	0	0	0	15,275,500
AUTORIDAD DE TURISMO DE PANAMA	12,156,124	3,244,576	22,500,000	0	0	37,900,700
AUTORIDAD NACIONAL PARA LA INNOVACION GUB	7,204,290	121,300	0	0	0	7,325,590
REGISTRO PUBLICO DE PANAMA	13,633,065	398,100	46,526,000	0	0	60,557,165
AUTORIDAD NAL DE TRANSPARENCIA Y ACCESO INFOR	2,084,300	145,500	0	0	0	2,229,800
BENEMERITO CUERPO DE BOMBEROS DE LA REP DE PANAMA	43,957,656	9,988,284	0	0	0	53,945,940
UNIVERSIDAD AUTONOMA DE CHIRIQUI	79,489,780	355,240	0	0	0	79,845,020



	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
UNIVERSIDAD DE PANAMÁ	289,798,808	1,301,582	0	0	0	291,100,390
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMA	9,825,120	238,900	0	0	0	10,064,020
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	28,365,900	100,000	0	0	0	28,465,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	103,240,000	557,000	0	0	0	103,797,000
ZONA FRANCA DEL BARÚ	491,390	15,050	0	0	0	506,440

ARTÍCULO 45. Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	3,347,451	0	0	0	3,347,451
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	18,610,651	75,500	0	0	18,686,151
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	3,250,000	50,700	0	0	3,300,700
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	821,954	0	0	0	821,954
AUTORIDAD NACIONAL DE ADUANAS	2,910,055	0	0	0	2,910,055
CAJA DE SEGURO SOCIAL	274,616,934	0	0	0	274,616,934
INSTITUTO CONMEMORATIVO GORGAS DE EST DE LA SALUD	8,000,000	0	0	0	8,000,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF COMP	421,744	0	0	0	421,744
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	27,000	0	0	27,000
INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH	377,167,889	0	0	0	377,167,889
SECRETARIA NACIONAL DE DISCAPACIDAD	4,714,278	0	0	0	4,714,278
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	306,753	0	0	0	306,753
INSTITUTO DE INVESTIGACION AGROPECUARIA DE PANAMA	3,890,362	0	0	0	3,890,362
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	574,900	0	0	0	574,900
DIRECCIÓN GENERAL DE CONTRATACIONES PUBLICAS	1,600,536	0	0	0	1,600,536

33



	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB	0	97,290	0	0	97,290
SISTEMA ESTATAL DE RADIO Y TELEVISION	5,475,000	0	0	0	5,475,000
SECRETARIA NAC DE CIENCIA, TECN E INNOVACION	49,500,000	0	0	0	49,500,000
INSTITUTO NACIONAL DE LA MUJER	519,758	0	0	0	519,758
SECRETARIA NAC DE NIÑEZ, ADOLESCENCIA Y FAMILIA	457,696	0	0	0	457,696
INSTITUTO PANAMEÑO DE DEPORTES	55,679,200	0	0	0	55,679,200
INADEH	35,996,902	0	0	0	35,996,902
INSTITUTO TECNICO SUPERIOR ESPECIALIZADO	1,660,000	0	0	0	1,660,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	2,070,410	217,700	0	0	2,288,110
AUTORIDAD DE PASAPORTES DE PANAMA	1,906,523	0	0	0	1,906,523
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	1,249,306	0	0	0	1,249,306
AUTORIDAD DE TURISMO DE PANAMA	44,460,886	0	0	0	44,460,886
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB	17,904,806	0	0	0	17,904,806
REGISTRO PÚBLICO DE PANAMÁ	4,861,139	0	0	0	4,861,139
AUTORIDAD NAL DE TRANSPARENCIA Y ACCESO INFOR	0	19,402	0	0	19,402
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP DE PANAMA	23,422,027	0	0	0	23,422,027
UNIVERSIDAD AUTONOMA DE CHIRIQUI	8,491,200	150,000	0	0	8,641,200
UNIVERSIDAD DE PANAMÁ	15,400,000	2,621,400	0	0	18,021,400
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	3,254,106	0	0	0	3,254,106
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	3,000,000	0	0	0	3,000,000
UNIVERSIDAD TECNOLOGICA DE PANAMA	16,480,000	1,364,000	0	0	17,844,000
ZONA FRANCA DEL BARU	0	23,560	0	0	23,560

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2020:

34



Ingresos Totales	9,848,779
Menos: Aumento de Reservas	
Ingresos Disponibles	9,848,779
Gastos	9,848,779

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.02.0.0.0.0.00	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	9,848,779
1.02.1.0.0.0.00	INGRESOS CORRIENTES	6,501,328
1.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,501,328
1.02.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,501,328
1.02.1.2.3.1.00	GOBIERNO CENTRAL	6,501,328
1.02.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	6,501,328
1.02.2.0.0.0.00	INGRESOS DE CAPITAL	3,347,451
1.02.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,347,451
1.02.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,347,451
1.02.2.3.2.1.00	GOBIERNO CENTRAL	3,347,451
1.02.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	3,347,451

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,861,715
Fomento y Desarrollo	1,639,613
Total del Presupuesto de Funcionamiento	6,501,328
Inversión	
Garantias	947,268
Capacitación y Asistencia Técnica	1,100,183
Microcrédito	300,000
Capital Semilla	1,000,000
Total del Presupuesto de Inversión	3,347,451
TOTAL DEL PRESUPUESTO DE GASTOS	9,848,779

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2020:

Ingresos Totales	187,418,426
Menos: Aumento de Reservas	
Ingresos Disponibles	187,418,426
Gastos	187,418,426

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



1.03.0.0.0.0.00	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	187,418,426
1.03.1.0.0.0.00	INGRESOS CORRIENTES	187,418,426
1.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	187,418,426
1.03.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	135,525,857
1.03.1.2.3.1.00	GOBIERNO CENTRAL	133,169,100
1.03.1.2.3.1.17	MINISTERIO DE GOBIERNO	133,169,100
1.03.1.2.3.7.00	SECTOR PRIVADO	2,356,757
1.03.1.2.3.7.08	1% APORTE DE ASEGURADORAS	2,356,757
1.03.1.2.4.0.00	TASAS Y DERECHOS	14,275,000
1.03.1.2.4.1.00	DERECHOS	9,950,000
1.03.1.2.4.1.55	LICENCIA PARA CONDUCTOR	9,950,000
1.03.1.2.4.2.00	TASAS	4,325,000
1.03.1.2.4.2.09	REVISIÓN DE VEHÍCULOS	4,325,000
1.03.1.2.6.0.00	INGRESOS VARIOS	37,617,569
1.03.1.2.6.0.00	INGRESOS VARIOS	37,617,569
1.03.1.2.6.0.14	MULTAS DE TRÁNSITO	26,464,626
1.03.1.2.6.0.25	COLISIONES	1,152,943
1.03.1.2.6.0.99	OTROS INGRESOS VARIOS	10,000,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,148,623
Desarrollo del Transporte y Operación	18,490,052
Tranferencias	5,000,000
Subsidios	19,681,100
Subsidios TMPSA	113,488,000
Total del Presupuesto de Funcionamiento	168,807,775
Inversión	
Fortalec./Tránsito y Transp. Terrestre	17,860,651
Fortalecimiento Institucional	750,000
Total del Presupuesto de Inversión	18,610,651
TOTAL DEL PRESUPUESTO DE GASTOS	187,418,426

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2020:

Ingresos Totales	25,350,000
Menos: Aumento de Reservas	
Ingresos Disponibles	25,350,000
Gastos	25,350,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.06.0.0.0.0.00	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	25,350,000
1.06.1.0.0.0.00	INGRESOS CORRIENTES	25,350,000
1.06.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	25,350,000
1.06.1.2.4.0.00	TASAS Y DERECHOS	25,200,000
1.06.1.2.4.2.00	TASAS	25,200,000
1.06.1.2.4.2.49	TASA DE REGULACIÓN DE LOS SERV.	23,900,000



1.06.1.2.4.2.68	TASA DE PORTABILIDAD NUMÉRICA	1,300,000
1.06.1.2.6.0.00	INGRESOS VARIOS	150,000
1.06.1.2.6.0.00	INGRESOS VARIOS	150,000
1.06.1.2.6.0.99	OTROS INGRESOS VARIOS	150,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,239,174
Regulación de los Servicios Públicos	10,860,826
Total del Presupuesto de Funcionamiento	22,100,000
Inversión	
Admón. y Reg. de los Servicios Públicos	3,250,000
Total del Presupuesto de Inversión	3,250,000
TOTAL DEL PRESUPUESTO DE GASTOS	25,350,000

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2020:

Ingresos Totales	14,910,417
Menos: Aumento de Reservas	
Ingresos Disponibles	14,910,417
Gastos	14,910,417

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.07.0.0.0.0.00	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,910,417
1.07.1.0.0.0.00	INGRESOS CORRIENTES	14,088,463
1.07.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	14,088,463
1.07.1.2.1.0.00	RENTA DE ACTIVOS	221,000
1.07.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	221,000
1.07.1.2.1.3.10	IMPRESOS Y FORMULARIOS	221,000
1.07.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	13,016,463
1.07.1.2.3.1.00	GOBIERNO CENTRAL	13,016,463
1.07.1.2.3.1.14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	13,016,463
1.07.1.2.4.0.00	TASAS Y DERECHOS	826,000
1.07.1.2.4.2.00	TASAS	826,000
1.07.1.2.4.2.15	INSPECCIONES Y AVALÚOS	530,000
1.07.1.2.4.2.20	EXPEDICIÓN DE DOCUMENTOS	96,000
1.07.1.2.4.2.21	REFRENDO DE DOCUMENTOS	200,000
1.07.1.2.6.0.00	INGRESOS VARIOS	25,000
1.07.1.2.6.0.00	INGRESOS VARIOS	25,000
1.07.1.2.6.0.99	OTROS INGRESOS VARIOS	25,000
1.07.2.0.0.0.00	INGRESOS DE CAPITAL	821,954
1.07.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	821,954
1.07.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	821,954
1.07.2.3.2.1.00	GOBIERNO CENTRAL	821,954
1.07.2.3.2.1.14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	821,954



ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,530,102
Administración de Tierras	9,558,361
Total del Presupuesto de Funcionamiento	14,088,463
Inversión	
Programa Nal. de Titulación de Tierra	821,954
Total del Presupuesto de Inversión	821,954
TOTAL DEL PRESUPUESTO DE GASTOS	14,910,417

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2020:

Ingresos Totales	39,347,733
Menos: Aumento de Reservas	
Ingresos Disponibles	39,347,733
Gastos	39,347,733

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.09.0.0.0.0.00	AUTORIDAD NACIONAL DE ADUANAS	39,347,733
1.09.1.0.0.0.00	INGRESOS CORRIENTES	38,347,733
1.09.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	38,347,733
1.09.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	31,257,733
1.09.1.2.3.1.00	GOBIERNO CENTRAL	31,257,733
1.09.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	31,257,733
1.09.1.2.6.0.00	INGRESOS VARIOS	7,090,000
1.09.1.2.6.0.00	INGRESOS VARIOS	7,090,000
1.09.1.2.6.0.99	OTROS INGRESOS VARIOS	7,090,000
1.09.2.0.0.0.00	INGRESOS DE CAPITAL	1,000,000
1.09.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,000,000
1.09.2.2.2.0.00	CRÉDITO EXTERNO	1,000,000
1.09.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	1,000,000
1.09.2.2.2.1.97	BID 4517/OC-PN- ADUANAS	1,000,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,659,303
Operaciones Aduaneras	11,778,375
Total del Presupuesto de Funcionamiento	36,437,678
Inversión	
Desarrollo del Sistema Aduanero	2,910,055
Total del Presupuesto de Inversión	2,910,055
TOTAL DEL PRESUPUESTO DE GASTOS	39,347,733



CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2020:

Ingresos Totales	4,409,898,934
Menos: Aumento de Reservas	
Ingresos Disponibles	4,409,898,934
Gastos	4,409,898,934

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

CODIGO	DETALLE	ASIGNADO
1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	4,409,898,934
1.10.1.0.0.0.00	INGRESOS CORRIENTES	4,409,898,934
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,299,447,934
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	3,299,447,934
1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	3,299,447,934
1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	2,994,109,934
1.10.1.1.1.3.02	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	305,338,000
1.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	765,449,000
1.10.1.2.1.0.00	RENTA DE ACTIVOS	517,000
1.10.1.2.1.1.00	ARRENDAMIENTOS	243,000
1.10.1.2.1.1.04	DE VIVIENDAS	243,000
1.10.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	274,000
1.10.1.2.1.4.10	PRIMA DE SEGUROS	274,000
1.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	537,916,000
1.10.1.2.3.1.00	GOBIERNO CENTRAL	537,916,000
1.10.1.2.3.1.03	PRESIDENCIA	2,002,000
1.10.1.2.3.1.12	MINISTERIO DE SALUD	535,914,000
1.10.1.2.6.0.00	INGRESOS VARIOS	227,016,000
1.10.1.2.6.0.00	INGRESOS VARIOS	227,016,000
1.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	7,100,000
1.10.1.2.6.0.10	VIGENCIAS EXPIRADAS	153,000,000
1.10.1.2.6.0.24	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	43,012,000
1.10.1.2.6.0.99	OTROS INGRESOS VARIOS	23,904,000
1.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	345,002,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,688,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,688,000
1.10.1.3.1.0.14	A INTERMEDIARIOS FINANCIEROS	4,566,000
1.10.1.3.1.0.17	A SECTOR PRIVADO	1,122,000
1.10.1.3.2.0.00	INTERESES Y COMISIONES GANADOS S/ VALORES	337,564,000
1.10.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	337,564,000
1.10.1.3.2.0.14	INTERMEDIARIOS FINANCIEROS	61,242,000
1.10.1.3.2.0.21	POR GOBIERNO CENTRAL	276,322,000
1.10.1.3.3.0.00	CONTRIBUCIONES FONDO DE PENSIONES	1,750,000
1.10.1.3.3.0.00	CONTRIBUCIÓN FONDOS DE PENSIONES	1,750,000
1.10.1.3.3.0.01	CAJA DE SEGURO SOCIAL JUBILADOS	300,000
1.10.1.3.3.0.03	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,450,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,258,000
Administración	192,842,400
Enfermedad y Maternidad	1,527,907,300
Invalidez, Vejez y Muerte	2,056,655,000
Riesgos Profesionales	312,539,300
Fondo Complementario	43,012,000
SIACAP	768,000
Fideicomiso IRHE - INTEL	300,000
Total del Presupuesto de Funcionamiento	4,135,282,000



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Inversión	
Remod. y Const. de Estaciones. de Salud	210,893,934
Adquisición de Maquinaria y Equipos	63,723,000
Total del Presupuesto de Inversión	274,616,934
TOTAL DEL PRESUPUESTO DE GASTOS	4,409,898,934

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2020:

Ingresos Totales	19,583,877
Menos: Aumento de Reservas	
Ingresos Disponibles	19,583,877
Gastos	19,583,877

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.11.0.0.0.0.00	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	19,583,877
1.11.1.0.0.0.00	INGRESOS CORRIENTES	11,583,877
1.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,583,877
1.11.1.2.1.0.00	RENTA DE ACTIVOS	600,000
1.11.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	600,000
1.11.1.2.1.4.21	SERVICIOS DE LABORATORIOS	600,000
1.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,983,877
1.11.1.2.3.1.00	GOBIERNO CENTRAL	10,983,877
1.11.1.2.3.1.12	MINISTERIO DE SALUD	10,983,877
1.11.2.0.0.0.00	INGRESOS DE CAPITAL	8,000,000
1.11.2.2.0.0.00	RECURSOS DEL CRÉDITO	4,534,291
1.11.2.2.2.0.00	CRÉDITO EXTERNO	4,534,291
1.11.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	4,534,291
1.11.2.2.2.1.17	GORGAS - BCIE 2206	4,534,291
1.11.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,465,709
1.11.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,465,709
1.11.2.3.2.1.00	GOBIERNO CENTRAL	3,465,709
1.11.2.3.2.1.12	MINISTERIO DE SALUD	3,465,709

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,377,106
Investigación en Salud Pública	7,206,771
Total del Presupuesto de Funcionamiento	11,583,877
Inversión	
Const. y Remodelac. de Instalaciones	6,304,300
Investigación	1,695,700
Total del Presupuesto de Inversión	8,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	19,583,877



CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2020:

Ingresos Totales	0
Menos: Aumento de Reservas	
Ingresos Disponibles	0
Gastos	0

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.12.0.0.0.0.00	CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	0
1.12.1.0.0.0.00	INGRESOS CORRIENTES	0
1.12.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	0
1.12.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	0
1.12.1.2.3.1.00	GOBIERNO CENTRAL	0
1.12.1.2.3.1.12	MINISTERIO DE SALUD	0

ARTÍCULO 69. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	0
Total del Presupuesto de Funcionamiento	0
TOTAL DEL PRESUPUESTO DE GASTOS	0

CAPÍTULO X
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2020:

Ingresos Totales	10,723,538
Menos: Aumento de Reservas	
Ingresos Disponibles	10,723,538
Gastos	10,723,538

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



45

1.14.0.0.0.0.00	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,723,538
1.14.1.0.0.0.00	INGRESOS CORRIENTES	10,301,794
1.14.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	10,301,794
1.14.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,101,794
1.14.1.2.3.1.00	GOBIERNO CENTRAL	10,101,794
1.14.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	10,101,794
1.14.1.2.6.0.00	INGRESOS VARIOS	200,000
1.14.1.2.6.0.00	INGRESOS VARIOS	200,000
1.14.1.2.6.0.38	Multas por uso de bolsas plásticas	200,000
1.14.2.0.0.0.00	INGRESOS DE CAPITAL	421,744
1.14.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	421,744
1.14.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	421,744
1.14.2.3.2.1.00	GOBIERNO CENTRAL	421,744
1.14.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	421,744

ARTÍCULO 72 . Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,699,460
Libre Competencia	955,493
Protección al Consumidor	2,646,841
Total del Presupuesto de Funcionamiento	10,301,794
Inversión	
Programa de Promoción de la Competencia	421,744
Total del Presupuesto de Inversión	421,744
TOTAL DEL PRESUPUESTO DE GASTOS	10,723,538

CAPÍTULO XI
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 73. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2020:

Ingresos Totales	1,524,576
Menos: Aumento de Reservas	
Ingresos Disponibles	1,524,576
Gastos	1,524,576

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.15.0.0.0.0.00	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,524,576
1.15.1.0.0.0.00	INGRESOS CORRIENTES	1,524,576
1.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,524,576
1.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,524,576
1.15.1.2.3.1.00	GOBIERNO CENTRAL	1,524,576
1.15.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,524,576

ARTÍCULO 75. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1.524.576
Total del Presupuesto de Funcionamiento	1,524,576
TOTAL DEL PRESUPUESTO DE GASTOS	1,524,576

CAPÍTULO XII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2020:

Ingresos Totales	404,162,260
Menos: Aumento de Reservas	
Ingresos Disponibles	404,162,260
Gastos	404,162,260

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.20.0.0.0.0.00	INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	404,162,260
1.20.1.0.0.0.00	INGRESOS CORRIENTES	183,074,800
1.20.1.1.0.0.00	INGRESOS TRIBUTARIOS	171,554,800
1.20.1.1.1.0.00	IMPUESTOS DIRECTOS	171,554,800
1.20.1.1.1.4.00	SEGURO EDUCATIVO	171,554,800
1.20.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	171,554,800
1.20.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,520,000
1.20.1.2.4.0.00	TASAS Y DERECHOS	2,400,000
1.20.1.2.4.2.00	TASAS	2,400,000
1.20.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	2,400,000
1.20.1.2.6.0.00	INGRESOS VARIOS	1,120,000
1.20.1.2.6.0.00	INGRESOS VARIOS	1,120,000
1.20.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	120,000
1.20.1.2.6.0.99	OTROS INGRESOS VARIOS	1,000,000
1.20.1.3.0.0.00	OTROS INGRESOS CORRIENTES	8,000,000
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,000,000
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,000,000
1.20.1.3.1.0.17	A SECTOR PRIVADO	8,000,000
1.20.2.0.0.0.00	INGRESOS DE CAPITAL	221,087,460
1.20.2.1.0.0.00	RECURSOS DEL PATRIMONIO	17,800,000
1.20.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	17,800,000
1.20.2.1.3.7.00	SECTOR PRIVADO	17,800,000
1.20.2.1.3.7.02	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	17,800,000
1.20.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	203,287,460
1.20.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	203,287,460
1.20.2.3.2.1.00	GOBIERNO CENTRAL	203,287,460
1.20.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	203,287,460

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:



43

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,088,396
Asistencia y Crédito Educativo	1,464,328
Planificación de Recursos Humanos	441,647
Total del Presupuesto de Funcionamiento	26,994,371
Inversión	
Crédito Educativo	32,366,287
Construcciones, Mej. y Equipamiento	930,029
Becas de Asistencia Educ y Auxilio Econ	343,871,573
Total del Presupuesto de Inversión	377,167,889
TOTAL DEL PRESUPUESTO DE GASTOS	404,162,260

CAPÍTULO XIII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2020:

Ingresos Totales	11,853,786
Menos: Aumento de Reservas	
Ingresos Disponibles	11,853,786
Gastos	11,853,786

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.21.0.0.0.0.00	SECRETARÍA NACIONAL DE DISCAPACIDAD	11,853,786
1.21.1.0.0.0.00	INGRESOS CORRIENTES	7,139,508
1.21.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,139,508
1.21.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,139,508
1.21.1.2.3.1.00	GOBIERNO CENTRAL	7,139,508
1.21.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	7,139,508
1.21.2.0.0.0.00	INGRESOS DE CAPITAL	4,714,278
1.21.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,714,278
1.21.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,714,278
1.21.2.3.2.1.00	GOBIERNO CENTRAL	4,714,278
1.21.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	4,714,278

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,448,745
Equiparación de Oportunidades	3,690,763
Total del Presupuesto de Funcionamiento	7,139,508
Inversión	
Construcción, Mejoras, Equip. y Cap.	3,298,750
Equiparación de Oportunidades	1,251,528
Fortalecimiento Institucional	164,000
Total del Presupuesto de Inversión	4,714,278
TOTAL DEL PRESUPUESTO DE GASTOS	11,853,786



44

CAPÍTULO XIV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2020:

Ingresos Totales	8.352.456
Menos: Aumento de Reservas	
Ingresos Disponibles	8.352.456
Gastos	8.352.456

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.24.0.0.0.0.00	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	8.352.456
1.24.1.0.0.0.00	INGRESOS CORRIENTES	8,059,703
1.24.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8.059,703
1.24.1.2.1.0.00	RENTA DE ACTIVOS	2,788,600
1.24.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,788,600
1.24.1.2.1.4.20	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	2,788,600
1.24.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,771,103
1.24.1.2.3.1.00	GOBIERNO CENTRAL	4,771,103
1.24.1.2.3.1.12	MINISTERIO DE SALUD	4,771,103
1.24.1.2.6.0.00	INGRESOS VARIOS	500,000
1.24.1.2.6.0.00	INGRESOS VARIOS	500,000
1.24.1.2.6.0.99	OTROS INGRESOS VARIOS	500,000
1.24.2.0.0.0.00	INGRESOS DE CAPITAL	292,753
1.24.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	292,753
1.24.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	292,753
1.24.2.3.2.1.00	GOBIERNO CENTRAL	292,753
1.24.2.3.2.1.12	MINISTERIO DE SALUD	292,753

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,037,357
Protección y Seguridad Alimentaria	5,008,346
Total del Presupuesto de Funcionamiento	8,045,703
Inversión	
Fortalecimiento Institucional	306,753
Total del Presupuesto de Inversión	306,753
TOTAL DEL PRESUPUESTO DE GASTOS	8,352,456

CAPÍTULO XV
1.25 INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	16.863.360
Menos: Aumento de Reservas	
Ingresos Disponibles	16.863.360
Gastos	16.863.360



45

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.25.0.0.0.0.00	INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ	16,863,360
1.25.1.0.0.0.00	INGRESOS CORRIENTES	12,972,998
1.25.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	12,972,998
1.25.1.2.1.0.00	RENTA DE ACTIVOS	600,000
1.25.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	600,000
1.25.1.2.1.3.01	PRODUCTOS AGRÍCOLAS	600,000
1.25.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,372,998
1.25.1.2.3.1.00	GOBIERNO CENTRAL	12,372,998
1.25.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	12,372,998
1.25.2.0.0.0.00	INGRESOS DE CAPITAL	3,890,362
1.25.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,890,362
1.25.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,890,362
1.25.2.3.2.1.00	GOBIERNO CENTRAL	3,040,362
1.25.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	3,040,362
1.25.2.3.2.8.00	SECTOR EXTERNO	850,000
1.25.2.3.2.8.08	DONACIONES VARIAS	850,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,251,941
Investigaciones Agropecuarias	8,721,057
Total del Presupuesto de Funcionamiento	12,972,998
Inversión	
Investigación e Innovación Agropecuaria	830,000
Apoyo Invest. e Innovación Agropecuaria	2,760,362
Crédito de Contingencia	300,000
Total del Presupuesto de Inversión	3,890,362
TOTAL DEL PRESUPUESTO DE GASTOS	16,863,360

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	9,405,900
Menos: Aumento de Reservas	
Ingresos Disponibles	9,405,900
Gastos	9,405,900

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.26.0.0.0.0.00	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	9,405,900
1.26.1.0.0.0.00	INGRESOS CORRIENTES	8,834,500
1.26.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8,834,500
1.26.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,684,500



1.26.1.2.3.1.00	GOBIERNO CENTRAL	6,684,500
1.26.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	6,684,500
1.26.1.2.4.0.00	TASAS Y DERECHOS	1,650,000
1.26.1.2.4.1.00	DERECHOS	1,650,000
1.26.1.2.4.1.07	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,650,000
1.26.1.2.6.0.00	INGRESOS VARIOS	500,000
1.26.1.2.6.0.00	INGRESOS VARIOS	500,000
1.26.1.2.6.0.99	OTROS INGRESOS VARIOS	500,000
1.26.2.0.0.0.00	INGRESOS DE CAPITAL	571,400
1.26.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	571,400
1.26.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	571,400
1.26.2.3.2.1.00	GOBIERNO CENTRAL	571,400
1.26.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	571,400

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,858,291
Desarr. y Conserv. Rec. Acuáticos	4,972,709
Total del Presupuesto de Funcionamiento	8,831,000
Inversión	
Invest. y Desar. Recursos Acuáticos	574,900
Total del Presupuesto de Inversión	574,900
TOTAL DEL PRESUPUESTO DE GASTOS	9,405,900

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 91. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2020:

Ingresos Totales	6,000,673
Menos: Aumento de Reservas	
Ingresos Disponibles	6,000,673
Gastos	6,000,673

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.27.0.0.0.0.00	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	6,000,673
1.27.1.0.0.0.00	INGRESOS CORRIENTES	4,400,137
1.27.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,400,137
1.27.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,400,137
1.27.1.2.3.1.00	GOBIERNO CENTRAL	4,400,137
1.27.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	4,400,137
1.27.2.0.0.0.00	INGRESOS DE CAPITAL	1,600,536
1.27.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,600,536
1.27.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,600,536
1.27.2.3.2.1.00	GOBIERNO CENTRAL	1,600,536
1.27.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,600,536

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

47



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,796,435
Admón.y Desarrollo de la Compras Gub.	1,603,702
Total del Presupuesto de Funcionamiento	4,400,137
Inversión	
Modernización de los Serv. de Cont. Púb.	1,600,536
Total del Presupuesto de Inversión	1,600,536
TOTAL DEL PRESUPUESTO DE GASTOS	6,000,673

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2020:

Ingresos Totales	2,201,310
Menos: Aumento de Reservas	
Ingresos Disponibles	2,201,310
Gastos	2,201,310

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.28.0.0.0.0.00	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,201,310
1.28.1.0.0.0.00	INGRESOS CORRIENTES	2,201,310
1.28.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,201,310
1.28.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,201,310
1.28.1.2.3.1.00	GOBIERNO CENTRAL	2,201,310
1.28.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	2,201,310

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,128,220
Operaciones Juridiccionales	1,073,090
Total del Presupuesto de Funcionamiento	**2,201,310**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,201,310**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2020:

Ingresos Totales	19,447,000
Menos: Aumento de Reservas	
Ingresos Disponibles	19,447,000
Gastos	19,447,000



48

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.31.0.0.0.0.00	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	19,447,000
1.31.1.0.0.0.00	INGRESOS CORRIENTES	17,947,000
1.31.1.1.0.0.00	INGRESOS TRIBUTARIOS	17,747,000
1.31.1.1.1.0.00	IMPUESTOS DIRECTOS	17,747,000
1.31.1.1.1.4.00	SEGURO EDUCATIVO	17,747,000
1.31.1.1.1.4.98	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	14,572,000
1.31.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	3,175,000
1.31.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	200,000
1.31.1.2.6.0.00	INGRESOS VARIOS	200,000
1.31.1.2.6.0.00	INGRESOS VARIOS	200,000
1.31.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	200,000
1.31.2.0.0.0.00	INGRESOS DE CAPITAL	1,500,000
1.31.2.4.0.0.00	SALDO EN CAJA Y BANCO	1,500,000
1.31.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,500,000
1.31.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,500,000
1.31.2.4.2.0.01	SALDO DE CAPITAL	1,500,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	200,000
Dirección y Administración General S.E.	6,411,879
Operaciones de Radio y Televisión	7,360,121
Total del Presupuesto de Funcionamiento	13,972,000
Inversión	
Modernización de Radio y Telev. Estatal	5,475,000
Total del Presupuesto de Inversión	5,475,000
TOTAL DEL PRESUPUESTO DE GASTOS	19,447,000

CAPÍTULO XX
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2020:

Ingresos Totales	56,189,700
Menos: Aumento de Reservas	
Ingresos Disponibles	56,189,700
Gastos	56,189,700

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.32.0.0.0.0.00	SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	56,189,700
1.32.1.0.0.0.00	INGRESOS CORRIENTES	6,689,700
1.32.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,689,700
1.32.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,689,700
1.32.1.2.3.1.00	GOBIERNO CENTRAL	6,689,700
1.32.1.2.3.1.03	PRESIDENCIA	6,689,700
1.32.2.0.0.0.00	INGRESOS DE CAPITAL	49,500,000
1.32.2.2.0.0.00	RECURSOS DEL CRÉDITO	7,900,000



49

1.32.2.2.2.0.00	CRÉDITO EXTERNO	7,900,000
1.32.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	7,900,000
1.32.2.2.2.1.32	BID PN-L1117-SENACYT	7,900,000
1.32.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	41,600,000
1.32.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	41,600,000
1.32.2.3.2.1.00	GOBIERNO CENTRAL	41,600,000
1.32.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	41,600,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	6,689,700
Total del Presupuesto de Funcionamiento	6,689,700
Inversión	
Ciencia y Tecnología	49,500,000
Total del Presupuesto de Inversión	49,500,000
TOTAL DEL PRESUPUESTO DE GASTOS	56,189,700

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2020:

Ingresos Totales	6,267,622
Menos: Aumento de Reservas	
Ingresos Disponibles	6,267,622
Gastos	6,267,622

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.33.0.0.0.0.00	INSTITUTO NACIONAL DE LA MUJER	6,267,622
1.33.1.0.0.0.00	INGRESOS CORRIENTES	5,747,864
1.33.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,747,864
1.33.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,747,864
1.33.1.2.3.1.00	GOBIERNO CENTRAL	5,747,864
1.33.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	5,747,864
1.33.2.0.0.0.00	INGRESOS DE CAPITAL	519,758
1.33.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	519,758
1.33.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	519,758
1.33.2.3.2.1.00	GOBIERNO CENTRAL	519,758
1.33.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	519,758

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,281,842
Equidad e Igualdad de Género	466,022
Total del Presupuesto de Funcionamiento	5,747,864



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Inversión	
Construcción y Equipamiento	279,388
Desarrollo de Oportunidad para Mujeres	240,370
Total del Presupuesto de Inversión	519,758
TOTAL DEL PRESUPUESTO DE GASTOS	6,267,622

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2020:

Ingresos Totales	6,613,650
Menos: Aumento de Reservas	
Ingresos Disponibles	6,613,650
Gastos	6,613,650

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.34.0.0.0.0.00	SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,613,650
1.34.1.0.0.0.00	INGRESOS CORRIENTES	6,155,954
1.34.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,155,954
1.34.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,155,954
1.34.1.2.3.1.00	GOBIERNO CENTRAL	6,155,954
1.34.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	6,155,954
1.34.2.0.0.0.00	INGRESOS DE CAPITAL	457,696
1.34.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	457,696
1.34.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	457,696
1.34.2.3.2.1.00	GOBIERNO CENTRAL	457,696
1.34.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	457,696

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,528,900
Prot. y Prom. Integral de Niñez y Adolec.	3,627,054
Total del Presupuesto de Funcionamiento	6,155,954
Inversión	
Sistema de Protección Integral de Niñez	373,802
Impl. Derechos Niñez, Adolesc. Familia	83,894
Total del Presupuesto de Inversión	457,696
TOTAL DEL PRESUPUESTO DE GASTOS	6,613,650



51

CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2020:

Ingresos Totales	80,540,700
Menos: Aumento de Reservas	
Ingresos Disponibles	80,540,700
Gastos	80,540,700

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.35.0.0.0.0.00	INSTITUTO PANAMEÑO DE DEPORTES	80,540,700
1.35.1.0.0.0.00	INGRESOS CORRIENTES	24,861,500
1.35.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	24,861,500
1.35.1.2.1.0.00	RENTA DE ACTIVOS	790,000
1.35.1.2.1.1.00	ARRENDAMIENTOS	790,000
1.35.1.2.1.1.01	EDIFICIOS Y LOCALES	790,000
1.35.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	23,971,500
1.35.1.2.3.1.00	GOBIERNO CENTRAL	23,971,500
1.35.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	23,971,500
1.35.1.2.6.0.00	INGRESOS VARIOS	100,000
1.35.1.2.6.0.00	INGRESOS VARIOS	100,000
1.35.1.2.6.0.99	OTROS INGRESOS VARIOS	100,000
1.35.2.0.0.0.00	INGRESOS DE CAPITAL	55,679,200
1.35.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	55,679,200
1.35.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	55,679,200
1.35.2.3.2.1.00	GOBIERNO CENTRAL	55,679,200
1.35.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	55,679,200

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,891,779
Fomento y Promoción del Deporte	12,303,368
Diseño Const. y Mant. de Obras e Inst.	3,326,753
Transferencias Varias	339,600
Total del Presupuesto de Funcionamiento	24,861,500
Inversión	
Construcciones y Mejoras	54,091,651
Desarrollo Social	1,187,549
Fortalecimiento	400,000
Total del Presupuesto de Inversión	55,679,200
TOTAL DEL PRESUPUESTO DE GASTOS	80,540,700



CAPÍTULO XXIV
1.37 INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2020:

Ingresos Totales	54,876,200
Menos: Aumento de Reservas	
Ingresos Disponibles	54,876,200
Gastos	54,876,200

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.37.0.0.0.0.00	INADEH	54,876,200
1.37.1.0.0.0.00	INGRESOS CORRIENTES	54,876,200
1.37.1.1.0.0.00	INGRESOS TRIBUTARIOS	54,720,100
1.37.1.1.1.0.00	IMPUESTOS DIRECTOS	54,720,100
1.37.1.1.1.4.00	SEGURO EDUCATIVO	54,720,100
1.37.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	54,720,100
1.37.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	156,100
1.37.1.2.1.0.00	RENTA DE ACTIVOS	90,000
1.37.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	90,000
1.37.1.2.1.3.09	TALLERES ARTESANALES	90,000
1.37.1.2.6.0.00	INGRESOS VARIOS	66,100
1.37.1.2.6.0.00	INGRESOS VARIOS	66,100
1.37.1.2.6.0.99	OTROS INGRESOS VARIOS	66,100

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	156,100
Dirección y Administración General S.E.	12,216,351
Formación de Recursos Humanos	6,506,847
Total del Presupuesto de Funcionamiento	18,879,298
Inversión	
Construcciones y Mejoras a Obras	3,327,602
Equipamiento de Centros y Subcentros	3,000,000
Granjas Sostenibles	849,400
Sistema de Formación Profesional - Dual	4,436,800
Formación y Capacitación Desarrollo H.	20,933,100
Fortalecimiento Institucional	3,450,000
Total del Presupuesto de Inversión	35,996,902
TOTAL DEL PRESUPUESTO DE GASTOS	54,876,200



CAPÍTULO XXV
1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIAL

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIAL para la vigencia fiscal de 2020:

Ingresos Totales	9,170,800
Menos: Aumento de Reservas	
Ingresos Disponibles	9,170,800
Gastos	9,170,800

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.39.0.0.0.0.00	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	9,170,800
1.39.1.0.0.0.00	INGRESOS CORRIENTES	7,510,800
1.39.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,510,800
1.39.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,510,800
1.39.1.2.3.1.00	GOBIERNO CENTRAL	7,510,800
1.39.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	7,510,800
1.39.2.0.0.0.00	INGRESOS DE CAPITAL	1,660,000
1.39.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,660,000
1.39.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,660,000
1.39.2.3.2.1.00	GOBIERNO CENTRAL	1,660,000
1.39.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	1,660,000

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,764,866
Educación Técnica Superior	3,745,934
Total del Presupuesto de Funcionamiento	7,510,800
Inversión	
Suministro y Equipamiento	1,660,000
Total del Presupuesto de Inversión	1,660,000
TOTAL DEL PRESUPUESTO DE GASTOS	9,170,800

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2020:

Ingresos Totales	63.515,935
Menos: Aumento de Reservas	
Ingresos Disponibles	63.515,935
Gastos	63.515,935

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



1.40.0.0.0.0.00	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	63,515,935
1.40.1.0.0.0.00	INGRESOS CORRIENTES	61,491,735
1.40.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	61,491,735
1.40.1.2.1.0.00	RENTA DE ACTIVOS	414,000
1.40.1.2.1.1.00	ARRENDAMIENTOS	3,500
1.40.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	3,500
1.40.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	410,000
1.40.1.2.1.3.09	TALLERES ARTESANALES	310,000
1.40.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	100,000
1.40.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	500
1.40.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	500
1.40.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	60,645,735
1.40.1.2.3.1.00	GOBIERNO CENTRAL	60,645,735
1.40.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	60,645,735
1.40.1.2.4.0.00	TASAS Y DERECHOS	162,000
1.40.1.2.4.1.00	DERECHOS	37,000
1.40.1.2.4.1.33	SERVICIO DE GUARDERÍA	37,000
1.40.1.2.4.2.00	TASAS	125,000
1.40.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	125,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.99	OTROS INGRESOS VARIOS	270,000
1.40.2.0.0.0.00	INGRESOS DE CAPITAL	2,024,200
1.40.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,024,200
1.40.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,024,200
1.40.2.3.2.1.00	GOBIERNO CENTRAL	2,024,200
1.40.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	2,024,200

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,260,050
Servicios de Habilitación	45,985,386
Servicio de Apoyo	4,456,968
Producción y Capacitación Laboral	975,190
Transferencias Varias	767,931
Total del Presupuesto de Funcionamiento	61,445,525
Inversión	
Construcciones y Reparaciones	1,100,000
Suministros y Equipamiento	970,410
Total del Presupuesto de Inversión	2,070,410
TOTAL DEL PRESUPUESTO DE GASTOS	63,515,935

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	5,008,749
Menos: Aumento de Reservas	
Ingresos Disponibles	5,008,749
Gastos	5,008,749



ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.41.0.0.0.0.00	AUTORIDAD DE PASAPORTES DE PANAMÁ	5,008,749
1.41.1.0.0.0.00	INGRESOS CORRIENTES	3,102,226
1.41.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,102,226
1.41.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,080,226
1.41.1.2.3.1.00	GOBIERNO CENTRAL	3,080,226
1.41.1.2.3.1.17	MINISTERIO DE GOBIERNO	3,080,226
1.41.1.2.6.0.00	INGRESOS VARIOS	22,000
1.41.1.2.6.0.00	INGRESOS VARIOS	22,000
1.41.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	10,000
1.41.1.2.6.0.99	OTROS INGRESOS VARIOS	12,000
1.41.2.0.0.0.00	INGRESOS DE CAPITAL	1,906,523
1.41.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,906,523
1.41.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,906,523
1.41.2.3.2.1.00	GOBIERNO CENTRAL	1,906,523
1.41.2.3.2.1.17	MINISTERIO DE GOBIERNO	1,906,523

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,412,522
Expedición y Autorización de Pasaporte	689,704
Total del Presupuesto de Funcionamiento	3,102,226
Inversión	
Modernización y Actualización de Pasaporte	1,906,523
Total del Presupuesto de Inversión	1,906,523
TOTAL DEL PRESUPUESTO DE GASTOS	5,008,749

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2020:

Ingresos Totales	16,524,806
Menos: Aumento de Reservas	
Ingresos Disponibles	16,524,806
Gastos	16,524,806

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.42.0.0.0.0.00	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	16,524,806
1.42.1.0.0.0.00	INGRESOS CORRIENTES	16,524,806
1.42.1.1.0.0.00	INGRESOS TRIBUTARIOS	14,789,200
1.42.1.1.1.0.00	IMPUESTOS DIRECTOS	14,789,200
1.42.1.1.1.4.00	SEGURO EDUCATIVO	14,789,200
1.42.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	14,789,200
1.42.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,735,606
1.42.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,635,606
1.42.1.2.3.7.00	SECTOR PRIVADO	1,635,606
1.42.1.2.3.7.01	5% APORTE DE LAS COOPERATIVAS	1,635,606



56

1.42.1.2.6.0.00	INGRESOS VARIOS	100.000
1.42.1.2.6.0.00	INGRESOS VARIOS	100.000
1.42.1.2.6.0.99	OTROS INGRESOS VARIOS	100.000

ARTÍCULO 126. Para la ejecución de programas de los funcionamiento se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	413,000
Promoción y Fortalecimiento	73,300
Dirección y Administración General S.E.	4,416,371
Promoción y Fortalecimiento	10,372,829
Total del Presupuesto de Funcionamiento	15,275,500
Inversión	
Equipamento	1,249,306
Total del Presupuesto de Inversión	1,249,306
TOTAL DEL PRESUPUESTO DE GASTOS	16,524,806

CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	82,361,586
Menos: Aumento de Reservas	
Ingresos Disponibles	82,361,586
Gastos	82,361,586

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.45.0.0.0.0.00	AUTORIDAD DE TURISMO DE PANAMÁ	82,361,586
1.45.1.0.0.0.00	INGRESOS CORRIENTES	37,900,700
1.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	37,900,700
1.45.1.2.1.0.00	RENTA DE ACTIVOS	3,000,000
1.45.1.2.1.1.00	ARRENDAMIENTOS	3,000,000
1.45.1.2.1.1.01	EDIFICIOS Y LOCALES	3,000,000
1.45.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,000,000
1.45.1.2.3.1.00	GOBIERNO CENTRAL	10,000,000
1.45.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	10,000,000
1.45.1.2.4.0.00	TASAS Y DERECHOS	24,300,700
1.45.1.2.4.2.00	TASAS	24,300,700
1.45.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO (25%)	24,300,700
1.45.1.2.6.0.00	INGRESOS VARIOS	600,000
1.45.1.2.6.0.00	INGRESOS VARIOS	600,000
1.45.1.2.6.0.99	OTROS INGRESOS VARIOS	600,000
1.45.2.0.0.0.00	INGRESOS DE CAPITAL	44,460,886
1.45.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	44,460,886
1.45.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	44,460,886
1.45.2.3.2.1.00	GOBIERNO CENTRAL	44,460,886
1.45.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	44,460,886



ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,412,439
Fomento del Turismo	3,890,261
Transferencias Varias	22,598,000
Total del Presupuesto de Funcionamiento	37,900,700
Inversión	
Promoción Turística	43,460,886
Construcción de Infra. Turística	1,000,000
Total del Presupuesto de Inversión	44,460,886
TOTAL DEL PRESUPUESTO DE GASTOS	82,361,586

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2020:

Ingresos Totales	25,230,396
Menos: Aumento de Reservas	
Ingresos Disponibles	25,230,396
Gastos	25,230,396

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.46.0.0.0.0.00	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB.	25,230,396
1.46.1.0.0.0.00	INGRESOS CORRIENTES	7,325,590
1.46.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,325,590
1.46.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,325,590
1.46.1.2.3.1.00	GOBIERNO CENTRAL	7,325,590
1.46.1.2.3.1.03	PRESIDENCIA	7,325,590
1.46.2.0.0.0.00	INGRESOS DE CAPITAL	17,904,806
1.46.2.2.0.0.00	RECURSOS DEL CRÉDITO	4,710,820
1.46.2.2.2.0.00	CRÉDITO EXTERNO	4,710,820
1.46.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	4,710,820
1.46.2.2.2.1.35	BID 3683 OC-PN-AIG	4,710,820
1.46.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	13,193,986
1.46.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	13,193,986
1.46.2.3.2.1.00	GOBIERNO CENTRAL	13,193,986
1.46.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	13,193,986

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,940,323
Modernización de la Gestión Pública	3,385,267
Total del Presupuesto de Funcionamiento	7,325,590
Construcciones y Remodelaciones	950,000
Total del Presupuesto de Inversión	17,904,806
TOTAL DEL PRESUPUESTO DE GASTOS	25,230,396



58

CAPÍTULO XXXI
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	65,418,304
Menos: Aumento de Reservas	
Ingresos Disponibles	65,418,304
Gastos	65,418,304

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.48.0.0.0.0.00	REGISTRO PÚBLICO DE PANAMÁ	65,418,304
1.48.1.0.0.0.00	INGRESOS CORRIENTES	62,040,165
1.48.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	62,040,165
1.48.1.2.4.0.00	TASAS Y DERECHOS	59,340,165
1.48.1.2.4.1.00	DERECHOS	59,340,165
1.48.1.2.4.1.58	DERECHO DE REGISTRO	46,540,165
1.48.1.2.4.1.59	DERECHO DE CERTIFICACIÓN	8,600,000
1.48.1.2.4.1.60	DERECHO DE CALIFICACIÓN	4,200,000
1.48.1.2.6.0.00	INGRESOS VARIOS	2,700,000
1.48.1.2.6.0.00	INGRESOS VARIOS	2,700,000
1.48.1.2.6.0.99	OTROS INGRESOS VARIOS	2,700,000
1.48.2.0.0.0.00	INGRESOS DE CAPITAL	3,378,139
1.48.2.4.0.0.00	SALDO EN CAJA Y BANCO	3,378,139
1.48.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,378,139
1.48.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,378,139
1.48.2.4.2.0.01	SALDO DE CAPITAL	3,378,139

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,953,281
Operaciones de Registro Público	6,110,744
Archivos Nacionales	967,140
Transferencias Varias	46,526,000
Total del Presupuesto de Funcionamiento	60,557,165
Inversión	
Edificaciones	426,500
Equipo de Informática	4,169,639
Estudio, Restauración y Conservación	265,000
Total del Presupuesto de Inversión	4,861,139
TOTAL DEL PRESUPUESTO DE GASTOS	65,418,304



CAPÍTULO XXXII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2020:

Ingresos Totales	2,249,202
Menos: Aumento de Reservas	
Ingresos Disponibles	2,249,202
Gastos	2,249,202

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.50.0.0.0.0.00	AUTORIDAD. NAL. DE TRANSPARENCIA Y ACCESO INFOR.	2,249,202
1.50.1.0.0.0.00	INGRESOS CORRIENTES	2,249,202
1.50.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,249,202
1.50.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,249,202
1.50.1.2.3.1.00	GOBIERNO CENTRAL	2,249,202
1.50.1.2.3.1.03	PRESIDENCIA	2,249,202

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,249,202
Total del Presupuesto de Funcionamiento	**2,249,202**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,249,202**

CAPÍTULO XXXIII
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	77,367,967
Menos: Aumento de Reservas	
Ingresos Disponibles	77,367,967
Gastos	77,367,967

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.51.0.0.0.0.00	BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ	77,367,967
1.51.1.0.0.0.00	INGRESOS CORRIENTES	54,195,940
1.51.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	53,135,940
1.51.1.2.1.0.00	RENTA DE ACTIVOS	60,000
1.51.1.2.1.1.00	ARRENDAMIENTOS	60,000
1.51.1.2.1.1.02	DE LOTES Y TIERRAS	60,000



1.51.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	38,955,940
1.51.1.2.3.1.00	GOBIERNO CENTRAL	38,955,940
1.51.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	5,793,007
1.51.1.2.3.1.17	MINISTERIO DE GOBIERNO	33,162,933
1.51.1.2.4.0.00	TASAS Y DERECHOS	14,000,000
1.51.1.2.4.2.00	TASAS	14,000,000
1.51.1.2.4.2.81	TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBER	14,000,000
1.51.1.2.6.0.00	INGRESOS VARIOS	120,000
1.51.1.2.6.0.00	INGRESOS VARIOS	120,000
1.51.1.2.6.0.99	OTROS INGRESOS VARIOS	120,000
1.51.1.3.0.0.00	OTROS INGRESOS CORRIENTES	1,060,000
1.51.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	1,060,000
1.51.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	1,060,000
1.51.1.3.2.4.51	INTERESES FIDEICOMISO - BOMBEROS	1,060,000
1.51.2.0.0.0.00	INGRESOS DE CAPITAL	23,172,027
1.51.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	23,172,027
1.51.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	23,172,027
1.51.2.3.2.1.00	GOBIERNO CENTRAL	23,172,027
1.51.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	23,172,027

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,804,010
Prevención, Protección y Salvamento	27,141,930
Total del Presupuesto de Funcionamiento	53,945,940
Inversión	
Fortalecimiento Institucional	14,771,853
Construcción y Rehabilitación	8,650,174
Total del Presupuesto de Inversión	23,422,027
TOTAL DEL PRESUPUESTO DE GASTOS	**77,367,967**

CAPÍTULO XXXIV
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2020:

Ingresos Totales	88,486,220
Menos: Aumento de Reservas	
Ingresos Disponibles	88,486,220
Gastos	88,486,220

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.87.0.0.0.0.00	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	88,486,220
1.87.1.0.0.0.00	INGRESOS CORRIENTES	79,995,020
1.87.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	79,995,020
1.87.1.2.1.0.00	RENTA DE ACTIVOS	942,400
1.87.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	942,400
1.87.1.2.1.3.10	IMPRESOS Y FORMULARIOS	128,200
1.87.1.2.1.3.12	PRODUCTOS PROCESADOS	814,200
1.87.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	74,466,820
1.87.1.2.3.1.00	GOBIERNO CENTRAL	74,466,820
1.87.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	74,466,820



61

1.87.1.2.4.0.00	TASAS Y DERECHOS	4,100,800
1.87.1.2.4.1.00	DERECHOS	3,911,600
1.87.1.2.4.1.23	BIENESTAR ESTUDIANTIL	93,800
1.87.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,404,700
1.87.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,413,100
1.87.1.2.4.2.00	TASAS	189,200
1.87.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	51,300
1.87.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	137,900
1.87.1.2.6.0.00	INGRESOS VARIOS	485,000
1.87.1.2.6.0.00	INGRESOS VARIOS	485,000
1.87.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	400,000
1.87.1.2.6.0.99	OTROS INGRESOS VARIOS	85,000
1.87.2.0.0.0.00	INGRESOS DE CAPITAL	8,491,200
1.87.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,991,200
1.87.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,991,200
1.87.2.3.2.1.00	GOBIERNO CENTRAL	5,991,200
1.87.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	5,991,200
1.87.2.4.0.0.00	SALDO EN CAJA Y BANCO	2,500,000
1.87.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,500,000
1.87.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,500,000
1.87.2.4.2.0.01	SALDO DE CAPITAL	2,500,000

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,599,820
Educación Superior	52,758,600
Investigación	636,600
Total del Presupuesto de Funcionamiento	79,995,020
Inversión	
Construcción y Rehabilitación	1,849,500
Equipamiento	1,051,200
Investigación	5,590,500
Total del Presupuesto de Inversión	8,491,200
TOTAL DEL PRESUPUESTO DE GASTOS	88,486,220

CAPÍTULO XXXV
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	309,121,790
Menos: Aumento de Reservas	
Ingresos Disponibles	309,121,790
Gastos	309,121,790

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.90.0.0.0.0.00	UNIVERSIDAD DE PANAMÁ	309,121,790
1.90.1.0.0.0.00	INGRESOS CORRIENTES	293,721,790
1.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	293,721,790
1.90.1.2.1.0.00	RENTA DE ACTIVOS	7,183,984
1.90.1.2.1.1.00	ARRENDAMIENTOS	525,000
1.90.1.2.1.1.01	EDIFICIOS Y LOCALES	525,000
1.90.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	3,553,984



1.90.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100
1.90.1.2.1.3.12	PRODUCTOS PROCESADOS	754.884
1.90.1.2.1.3.98	OTROS SERVICIOS AUTOGESTIÓN	2,799,000
1.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	3,105,000
1.90.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	3,105,000
1.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	268,429,504
1.90.1.2.3.1.00	GOBIERNO CENTRAL	268,229,504
1.90.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	268,229,504
1.90.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	200,000
1.90.1.2.3.2.06	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	200,000
1.90.1.2.4.0.00	TASAS Y DERECHOS	15,499,255
1.90.1.2.4.1.00	DERECHOS	14,599,255
1.90.1.2.4.1.23	BIENESTAR ESTUDIANTIL	168,000
1.90.1.2.4.1.24	MATRÍCULA Y LABORATORIO	3,165,365
1.90.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	11,265,890
1.90.1.2.4.2.00	TASAS	900,000
1.90.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	63,000
1.90.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	729,000
1.90.1.2.4.2.28	REVÁLIDA DE TÍTULOS	108,000
1.90.1.2.6.0.00	INGRESOS VARIOS	2,609,047
1.90.1.2.6.0.00	INGRESOS VARIOS	2,609,047
1.90.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	2,429,047
1.90.1.2.6.0.99	OTROS INGRESOS VARIOS	180,000
1.90.2.0.0.0.00	INGRESOS DE CAPITAL	15,400,000
1.90.2.2.0.0.00	RECURSOS DEL CRÉDITO	7,110,000
1.90.2.2.2.0.00	CRÉDITO EXTERNO	7,110,000
1.90.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	7,110,000
1.90.2.2.2.1.65	CAF - UP (PRFCNET)	7,110,000
1.90.2.4.0.0.00	SALDO EN CAJA Y BANCO	8,290,000
1.90.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	8,290,000
1.90.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	8,290,000
1.90.2.4.2.0.01	SALDO DE CAPITAL	8,290,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	97,999,943
Educación Superior	179,527,855
Investigación	12,167,849
Extensión Cultural	4,026,143
Total del Presupuesto de Funcionamiento	293,721,790
Inversión	
Construcciones y Equipamiento	7,040,000
Seguimiento a Proyectos de Inversión	1,250,000
Proyecto CAF-UP	7,110,000
Total del Presupuesto de Inversión	15,400,000
TOTAL DEL PRESUPUESTO DE GASTOS	309,121,790

CAPÍTULO XXXVI
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	13,318,126
Menos: Aumento de Reservas	
Ingresos Disponibles	13,318,126
Gastos	13,318,126



ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.91.0.0.0.0.00	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	13,318,126
1.91.1.0.0.0.00	INGRESOS CORRIENTES	10,064,020
1.91.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	10,064,020
1.91.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,269,802
1.91.1.2.3.1.00	GOBIERNO CENTRAL	4,169,802
1.91.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	4,169,802
1.91.1.2.3.3.00	EMPRESAS PÚBLICAS	3,100,000
1.91.1.2.3.3.03	TRANSFERENCIA CORRIENTE-AMP	3,100,000
1.91.1.2.4.0.00	TASAS Y DERECHOS	2,608,718
1.91.1.2.4.1.00	DERECHOS	2,608,718
1.91.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,608,718
1.91.1.2.6.0.00	INGRESOS VARIOS	185,500
1.91.1.2.6.0.00	INGRESOS VARIOS	185,500
1.91.1.2.6.0.99	OTROS INGRESOS VARIOS	185,500
1.91.2.0.0.0.00	INGRESOS DE CAPITAL	3,254,106
1.91.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,254,106
1.91.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,254,106
1.91.2.3.2.1.00	GOBIERNO CENTRAL	3,254,106
1.91.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	3,254,106

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,752,447
Educación Superior	4,766,186
Investigación, Postgrado y Extensión	545,387
Total del Presupuesto de Funcionamiento	10,064,020
Inversión	
Rehabilitación de Edificio	1,058,802
Instalación de Laboratorios/Simuladores	516,635
Equipamiento	1,594,048
Innovación Tecnológica	84,621
Total del Presupuesto de Inversión	3,254,106
TOTAL DEL PRESUPUESTO DE GASTOS	13,318,126

CAPÍTULO XXXVII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2020:

Ingresos Totales	31,465,900
Menos: Aumento de Reservas	
Ingresos Disponibles	31,465,900
Gastos	31,465,900



ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.93.0.0.0.0.00	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	31,465,900
1.93.1.0.0.0.00	INGRESOS CORRIENTES	28,465,900
1.93.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	28,465,900
1.93.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	19,798,900
1.93.1.2.3.1.00	GOBIERNO CENTRAL	19,798,900
1.93.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	19,798,900
1.93.1.2.4.0.00	TASAS Y DERECHOS	4,464,000
1.93.1.2.4.1.00	DERECHOS	4,464,000
1.93.1.2.4.1.24	MATRÍCULA Y LABORATORIO	4,464,000
1.93.1.2.6.0.00	INGRESOS VARIOS	4,203,000
1.93.1.2.6.0.00	INGRESOS VARIOS	4,203,000
1.93.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	4,123,000
1.93.1.2.6.0.99	OTROS INGRESOS VARIOS	80,000
1.93.2.0.0.0.00	INGRESOS DE CAPITAL	3,000,000
1.93.2.4.0.0.00	SALDO EN CAJA Y BANCO	3,000,000
1.93.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,000,000
1.93.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,000,000
1.93.2.4.2.0.99	SALDO EN BANCO	3,000,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,255,281
Educación Superior	14,210,619
Total del Presupuesto de Funcionamiento	28,465,900
Inversión	
Remodelaciones	35,582
Construcciones	2,150,000
Programa de Capacitación	100,000
Equipam. de Labora. y Clínica Interdisc.	614,418
Investigación	100,000
Total del Presupuesto de Inversión	3,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	31,465,900

CAPÍTULO XXXVIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	121,641,000
Menos: Aumento de Reservas	
Ingresos Disponibles	121,641,000
Gastos	121,641,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.95.0.0.0.0.00	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	121,641,000
1.95.1.0.0.0.00	INGRESOS CORRIENTES	105,161,000

65



1.95.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	105,161,000
1.95.1.2.1.0.00	RENTA DE ACTIVOS	7,624,000
1.95.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	7,624,000
1.95.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	890,000
1.95.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	6,734,000
1.95.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	90,040,000
1.95.1.2.3.1.00	GOBIERNO CENTRAL	90,040,000
1.95.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	90,040,000
1.95.1.2.4.0.00	TASAS Y DERECHOS	6,865,000
1.95.1.2.4.1.00	DERECHOS	5,618,000
1.95.1.2.4.1.24	MATRÍCULA Y LABORATORIO	5,553,000
1.95.1.2.4.1.99	OTROS - BIBLIOTECA	65,000
1.95.1.2.4.2.00	TASAS	1,247,000
1.95.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	1,247,000
1.95.1.2.6.0.00	INGRESOS VARIOS	632,000
1.95.1.2.6.0.00	INGRESOS VARIOS	632,000
1.95.1.2.6.0.99	OTROS INGRESOS VARIOS	632,000
1.95.2.0.0.0.00	INGRESOS DE CAPITAL	16,480,000
1.95.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	12,480,000
1.95.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	12,480,000
1.95.2.3.2.1.00	GOBIERNO CENTRAL	12,480,000
1.95.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	12,480,000
1.95.2.4.0.0.00	SALDO EN CAJA Y BANCO	4,000,000
1.95.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	4,000,000
1.95.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	4,000,000
1.95.2.4.2.0.01	SALDO DE CAPITAL	4,000,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	30,491,139
Educación Superior Tecnológica	65,658,726
Investigación, Postgrado y Extensión	9,011,135
Total del Presupuesto de Funcionamiento	105,161,000
Inversión	
Construcciones Educativas	13,245,000
Mobiliario, Libros y Equipo Educacional	2,423,000
Investigación y Transf. de Tecnología	812,000
Total del Presupuesto de Inversión	16,480,000
TOTAL DEL PRESUPUESTO DE GASTOS	121,641,000

CAPÍTULO XXXIX
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 157. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2020:

Ingresos Totales	530,000
Menos: Aumento de Reservas	
Ingresos Disponibles	530,000
Gastos	530,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

66



1.97.0.0.0.0.00	ZONA FRANCA DEL BARÚ	530,000
1.97.1.0.0.0.00	INGRESOS CORRIENTES	530,000
1.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	530,000
1.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	501,600
1.97.1.2.3.1.00	GOBIERNO CENTRAL	501,600
1.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	501,600
1.97.1.2.4.0.00	TASAS Y DERECHOS	28,400
1.97.1.2.4.2.00	TASAS	28,400
1.97.1.2.4.2.43	CLAVES DE OPERACIÓN	26,600
1.97.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	1,800

ARTÍCULO 159. Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	530,000
Total del Presupuesto de Funcionamiento	530,000
TOTAL DEL PRESUPUESTO DE GASTOS	**530,000**

67



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 160. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2020, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,057,930,404	542,971,694	1,600,902,098	930,620,827	670,281,271	1,600,902,098
AUTORIDAD MARITIMA DE PANAMA	180,678,620	20,025,064	200,703,684	171,341,270	29,362,414	200,703,684
BINGOS NACIONALES	878,753	0	878,753	844,253	34,500	878,753
AUTORIDAD AERONAUTICA CIVIL	66,854,000	0	66,854,000	51,615,600	15,238,400	66,854,000
INST DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	163,902,533	138,821,204	302,723,737	142,227,996	160,495,741	302,723,737
INSTITUTO DE MERCADEO AGROPECUARIO	64,160,700	23,709,096	87,869,796	7,992,385	79,877,411	87,869,796
EMPRESA DE GENERACION ELECTRICA, S.A.	1,323,008	243,238	1,566,246	1,316,008	250,238	1,566,246
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	6,304,148	3,509,598	9,813,746	6,304,148	3,509,598	9,813,746
EMPRESA METRO DE PANAMÁ, S.A.	60,449,289	333,749,502	394,198,791	59,857,489	334,341,302	394,198,791
TRANSPORTE MASIVO DE PANAMA, S.A.	170,769,100	5,124,400	175,893,500	162,364,100	13,529,400	175,893,500
LOTERIA NACIONAL DE BENEFICENCIA	231,429,279	0	231,429,279	227,889,599	3,539,680	231,429,279
ZONA LIBRE DE COLON	52,027,965	0	52,027,965	38,843,170	13,184,795	52,027,965
AGENCIA PANAMA-PACIFICO	5,358,300	3,054,673	8,412,973	6,373,100	2,039,873	8,412,973
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	53,794,709	14,734,919	68,529,628	53,651,709	14,877,919	68,529,628

ARTÍCULO 161. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:



	GASTOS CORRIENTES				
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	638,336,130	24,290,090	260,308,400	3,100,000	4,586,207	930,620,827
AUTORIDAD MARÍTIMA DE PANAMA	37,173,570	11,782,700	119,285,000	3,100,000	0	171,341,270
BINGOS NACIONALES	843,629	624	0	0	0	844,253
AUTORIDAD AERONAUTICA CIVIL	40,750,100	1,515,500	9,350,000	0	0	51,615,600
INST DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	141,427,996	800,000	0	0	0	142,227,996
INSTITUTO DE MERCADEO AGROPECUARIO	7,911,385	81,000	0	0	0	7,992,385
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,141,908	174,100	0	0	0	1,316,008
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	6,265,762	38,386	0	0	0	6,304,148
EMPRESA METRO DE PANAMÁ, S.A.	59,231,830	625,659	0	0	0	59,857,489
TRANSPORTE MASIVO DE PANAMÁ, S.A.	160,500,679	1,863,421	0	0	0	162,364,100
LOTERIA NACIONAL DE BENEFICENCIA	107,566,999	4,026,200	116,296,400	0	0	227,889,599
ZONA LIBRE DE COLÓN	16,581,463	2,298,500	15,377,000	0	4,586,207	38,843,170
AGENCIA PANAMA-PACIFICO	5,472,100	901,000	0	0	0	6,373,100
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	53,468,709	183,000	0	0	0	53,651,709

ARTÍCULO 162. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	636,549,874	20,693,204	5,124,400	7,913,793	670,281,271
AUTORIDAD MARÍTIMA DE PANAMA	29,362,414	0	0	0	29,362,414

69



	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
BINGOS NACIONALES	0	34,500	0	0	34,500
AUTORIDAD AERONÁUTICA CIVIL	15,238,400	0	0	0	15,238,400
INST DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	140,760,837	19,734,904	0	0	160,495,741
INSTITUTO DE MERCADEO AGROPECUARIO	79,857,411	20,000	0	0	79,877,411
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	243,238	7,000	0	0	250,238
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	3,509,598	0	0	0	3,509,598
EMPRESA METRO DE PANAMÁ, S. A.	328,625,102	591,800	5,124,400	0	334,341,302
TRANSPORTE MASIVO DE PANAMÁ, S.A.	13,224,400	305,000	0	0	13,529,400
LOTERIA NACIONAL DE BENEFICENCIA	3,539,680	0	0	0	3,539,680
ZONA LIBRE DE COLÓN	5,271,002	0	0	7,913,793	13,184,795
AGENCIA PANAMÁ-PACIFICO	2,039,873	0	0	0	2,039,873
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	14,877,919	0	0	0	14,877,919

CAPÍTULO II
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	200,703,684
Menos: Aumento de Reservas	
Ingresos Disponibles	200,703,684
Gastos	200,703,684

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.03.0.0.0.0.00	AUTORIDAD MARÍTIMA DE PANAMÁ	200,703,684
2.03.1.0.0.0.00	INGRESOS CORRIENTES	180,678,620
2.03.1.1.0.0.00	INGRESOS TRIBUTARIOS	24,523,520
2.03.1.1.1.0.00	IMPUESTOS DIRECTOS	24,523,520



2.03.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	24,523,520
2.03.1.1.1.2.03	IMPUESTOS DE NAVES	24,523,520
2.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	156,155,100
2.03.1.2.1.0.00	RENTA DE ACTIVOS	11,582,400
2.03.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	11,582,400
2.03.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	10,529,900
2.03.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	1,052,500
2.03.1.2.4.0.00	TASAS Y DERECHOS	131,576,800
2.03.1.2.4.1.00	DERECHOS	66,046,400
2.03.1.2.4.1.06	ABANDERAMIENTO DE NAVES	1,046,400
2.03.1.2.4.1.44	CONCESIONES EN ÁREAS PORTUARIAS	65,000,000
2.03.1.2.4.2.00	TASAS	65,530,400
2.03.1.2.4.2.07	FAROS Y BOYAS	5,000,000
2.03.1.2.4.2.08	RECAUDOS CONSULARES	22,762,900
2.03.1.2.4.2.13	DOCUMENTACIÓN DE NAVES	5,000,000
2.03.1.2.4.2.55	ARQUEO Y AVALÚO DE NAVES	1,600
2.03.1.2.4.2.56	INVESTIGACIÓN DE ACCIDENTES	3,399,700
2.03.1.2.4.2.57	CERTIFICACIÓN DE COMPETENCIA	20,000,000
2.03.1.2.4.2.58	3% DE NAVES ACCIDENTADAS	3,061,900
2.03.1.2.4.2.59	INSPECCIÓN DE NAVES	6,000,000
2.03.1.2.4.2.60	EXÁMENES A OFICIALES MARINOS	304,300
2.03.1.2.6.0.00	INGRESOS VARIOS	12,995,900
2.03.1.2.6.0.00	INGRESOS VARIOS	12,995,900
2.03.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,729,300
2.03.1.2.6.0.50	INGRESOS VARIOS NAVES	8,045,000
2.03.1.2.6.0.51	INGRESOS VARIOS CONSULARES	2,221,600
2.03.2.0.0.0.00	INGRESOS DE CAPITAL	20,025,064
2.03.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	20,025,064
2.03.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	20,025,064
2.03.2.3.2.1.00	GOBIERNO CENTRAL	20,025,064
2.03.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	20,025,064

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,517,806
Servicios de la Act. Marítima	10,751,384
Servicios Portuarios	8,309,380
Transferencias	131,762,700
Total del Presupuesto de Funcionamiento	**171,341,270**
Inversión	
Estudios, Avalúos y Diseños	3,499,850
Adquisición de Equipo y Consultorías	2,568,100
Puertos	23,294,464
Total del Presupuesto de Inversión	**29,362,414**
TOTAL DEL PRESUPUESTO DE GASTOS	**200,703,684**

CAPÍTULO III
2.08 BINGOS NACIONALES

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2020:

Ingresos Totales	878,753
Menos: Aumento de Reservas	
Ingresos Disponibles	878,753
Gastos	878,753

71



ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.08.0.0.0.0.00	BINGOS NACIONALES	878,753
2.08.1.0.0.0.00	INGRESOS CORRIENTES	878,753
2.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	878,753
2.08.1.2.1.0.00	RENTA DE ACTIVOS	500,003
2.08.1.2.1.1.00	ARRENDAMIENTOS	13,000
2.08.1.2.1.1.01	EDIFICIOS Y LOCALES	13,000
2.08.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	487,003
2.08.1.2.1.5.05	VENTA DE FORMULARIOS Y FICHAS	487,003
2.08.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	356,000
2.08.1.2.3.1.00	GOBIERNO CENTRAL	356,000
2.08.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	356,000
2.08.1.2.6.0.00	INGRESOS VARIOS	22,750
2.08.1.2.6.0.00	INGRESOS VARIOS	22,750
2.08.1.2.6.0.99	OTROS INGRESOS VARIOS	22,750

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	350,581
Administración de Bingos	528,172
Total del Presupuesto de Funcionamiento	878,753
TOTAL DEL PRESUPUESTO DE GASTOS	878,753

CAPÍTULO IV
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2020:

Ingresos Totales	66,854,000
Menos: Aumento de Reservas	
Ingresos Disponibles	66,854,000
Gastos	66,854,000

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.38.0.0.0.0.00	AUTORIDAD AERONÁUTICA CIVIL	66,854,000
2.38.1.0.0.0.00	INGRESOS CORRIENTES	66,854,000
2.38.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	66,854,000
2.38.1.2.1.0.00	RENTA DE ACTIVOS	45,654,000
2.38.1.2.1.1.00	ARRENDAMIENTOS	1,500,000
2.38.1.2.1.1.01	EDIFICIOS Y LOCALES	1,500,000
2.38.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	100,000
2.38.1.2.1.3.11	COMBUSTIBLE	100,000
2.38.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	44,054,000
2.38.1.2.1.4.08	SERVICIO DE ATERRIZAJE	300,000
2.38.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	300,000
2.38.1.2.1.4.18	SER. DE PROTECCIÓN AL VUELO	43,454,000
2.38.1.2.4.0.00	TASAS Y DERECHOS	18,000,000



2.38.1.2.4.1.00	DERECHOS	3,000,000
2.38.1.2.4.1.17	USO DE AEROPUERTOS	1,500,000
2.38.1.2.4.1.24	MATRÍCULA Y LABORATORIO	1,500,000
2.38.1.2.4.2.00	TASAS	15,000,000
2.38.1.2.4.2.17	FEDIAN	15,000,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	200,000
2.38.1.2.6.0.10	VIGENCIAS EXPIRADAS	600,000
2.38.1.2.6.0.99	OTROS INGRESOS VARIOS	2,400,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,967,962
Servicios Aeronáuticos	13,998,400
Operación de Aeropuertos	7,962,438
Transferencias Varias	10,686,800
Total del Presupuesto de Funcionamiento	51,615,600
Inversión	
Adquisición y Rehabilitación de Equipo	6,930,000
Rehabil. y Mantenim. Aeroportuario	7,327,300
Fortalecimiento Institucional	981,100
Total del Presupuesto de Inversión	15,238,400
TOTAL DEL PRESUPUESTO DE GASTOS	66,854,000

CAPÍTULO V
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2020:

Ingresos Totales	302,723,737
Menos: Aumento de Reservas	
Ingresos Disponibles	302,723,737
Gastos	302,723,737

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.66.0.0.0.0.00	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	302,723,737
2.66.1.0.0.0.00	INGRESOS CORRIENTES	163,902,533
2.66.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	163,902,533
2.66.1.2.1.0.00	RENTA DE ACTIVOS	79,153,414
2.66.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	79,153,414
2.66.1.2.1.3.07	AGUA	79,153,414
2.66.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	36,154,871
2.66.1.2.3.1.00	GOBIERNO CENTRAL	36,154,871
2.66.1.2.3.1.12	MINISTERIO DE SALUD	36,154,871
2.66.1.2.4.0.00	TASAS Y DERECHOS	21,010,667
2.66.1.2.4.1.00	DERECHOS	21,010,667
2.66.1.2.4.1.19	SERVICIO DE ALCANTARILLADO	21,010,667
2.66.1.2.5.0.00	CONTRIBUCIÓNES DE MEJORAS	51,606
2.66.1.2.5.0.00	CONTRIBUCIÓNES DE MEJORAS	51,606



2.66.1.2.5.0.01	TASA DE VALORIZACIÓN	51,606
2.66.1.2.6.0.00	INGRESOS VARIOS	27,531,975
2.66.1.2.6.0.00	INGRESOS VARIOS	27,531,975
2.66.1.2.6.0.10	VIGENCIAS EXPIRADAS	15,447,000
2.66.1.2.6.0.99	OTROS INGRESOS VARIOS	12,084,975
2.66.2.0.0.0.00	INGRESOS DE CAPITAL	138,821,204
2.66.2.2.0.0.00	RECURSOS DEL CRÉDITO	53,584,561
2.66.2.2.2.0.00	CRÉDITO EXTERNO	53,584,561
2.66.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	53,584,561
2.66.2.2.2.1.18	BID 4434 OC/PN - IDAAN	10,150,000
2.66.2.2.2.1.26	BID 3002/OC/PN/IDAAN	17,832,961
2.66.2.2.2.1.27	CAF II PAYSAN-IDAAN	25,601,600
2.66.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	85,236,643
2.66.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	85,236,643
2.66.2.3.2.1.00	GOBIERNO CENTRAL	85,236,643
2.66.2.3.2.1.12	MINISTERIO DE SALUD	85,236,643

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,438,198
Dotación de Agua y Alcant. Sanitario	97,135,483
Comercialización	6,271,362
Servicios Regionales	31,117,857
Total del Presupuesto de Funcionamiento	161,962,900
Inversión	
Desarrollo del Sistema de Agua	89,015,816
Desarrollo de Sist. Alcantarillado	45,624,969
Inversiones Complementarias	5,916,654
Equipamiento	203,398
Total del Presupuesto de Inversión	140,760,837
TOTAL DEL PRESUPUESTO DE GASTOS	302,723,737

CAPÍTULO VI
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2020:

Ingresos Totales	87,869,796
Menos: Aumento de Reservas	
Ingresos Disponibles	87,869,796
Gastos	87,869,796

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.70.0.0.0.0.00	INSTITUTO DE MERCADEO AGROPECUARIO	87,869,796
2.70.1.0.0.0.00	INGRESOS CORRIENTES	64,160,700
2.70.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	64,160,700
2.70.1.2.1.0.00	RENTA DE ACTIVOS	56,148,315
2.70.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	56,148,315
2.70.1.2.1.3.01	PRODUCTOS AGRÍCOLAS	56,148,315
2.70.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,712,385
2.70.1.2.3.1.00	GOBIERNO CENTRAL	7,712,385
2.70.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	7,712,385



2.70.1.2.6.0.00	INGRESOS VARIOS	300,000
2.70.1.2.6.0.00	INGRESOS VARIOS	300,000
2.70.1.2.6.0.99	OTROS INGRESOS VARIOS	300,000
2.70.2.0.0.0.00	INGRESOS DE CAPITAL	23,709,096
2.70.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	23,709,096
2.70.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	23,709,096
2.70.2.3.2.1.00	GOBIERNO CENTRAL	23,709,096
2.70.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	23,709,096

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,571.419
Apoyo a la Comercialización	4,440,966
Total del Presupuesto de Funcionamiento	8,012,385
Inversión	
Comercialización	76,735,216
Modernización Serv. Agropecuarios	2,959,900
EQUIPAMIENTO	162,295
Total del Presupuesto de Inversión	79,857,411
TOTAL DEL PRESUPUESTO DE GASTOS	87,869,796

CAPÍTULO VII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	1.566.246
Menos: Aumento de Reservas	
Ingresos Disponibles	1.566.246
Gastos	1.566.246

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.73.0.0.0.0.00	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,566,246
2.73.1.0.0.0.00	INGRESOS CORRIENTES	1,323,008
2.73.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,323,008
2.73.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,323,008
2.73.1.2.3.1.00	GOBIERNO CENTRAL	1,323,008
2.73.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,323,008
2.73.2.0.0.0.00	INGRESOS DE CAPITAL	243,238
2.73.2.4.0.0.00	SALDO EN CAJA Y BANCO	243,238
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	243,238
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	243,238
2.73.2.4.2.0.01	SALDO DE CAPITAL	243,238

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,253,008
Transferencias Varias	70,000
Total del Presupuesto de Funcionamiento	1,323,008
Inversión	
Construcción y Mantenimiento	243,238
Total del Presupuesto de Inversión	243,238
TOTAL DEL PRESUPUESTO DE GASTOS	1,566,246

CAPÍTULO VIII
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	9,813,746
Menos: Aumento de Reservas	
Ingresos Disponibles	9,813,746
Gastos	9,813,746

ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.79.0.0.0.0.00	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	9,813,746
2.79.1.0.0.0.00	INGRESOS CORRIENTES	6,304,148
2.79.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,304,148
2.79.1.2.1.0.00	RENTA DE ACTIVOS	500,000
2.79.1.2.1.1.00	ARRENDAMIENTOS	500,000
2.79.1.2.1.1.01	EDIFICIOS Y LOCALES	500,000
2.79.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,804,148
2.79.1.2.3.1.00	GOBIERNO CENTRAL	5,804,148
2.79.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	5,804,148
2.79.2.0.0.0.00	INGRESOS DE CAPITAL	3,509,598
2.79.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,509,598
2.79.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,509,598
2.79.2.3.2.1.00	GOBIERNO CENTRAL	3,509,598
2.79.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	3,509,598

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,547,486
Operación de la Cadena de Frío	3,756,662
Total del Presupuesto de Funcionamiento	6,304,148
Inversión	
Mejoras de Instalaciones y Equipamiento	3,509,598
Total del Presupuesto de Inversión	3,509,598
TOTAL DEL PRESUPUESTO DE GASTOS	9,813,746

76



CAPÍTULO IX
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	394,198,791
Menos: Aumento de Reservas	
Ingresos Disponibles	394,198,791
Gastos	394,198,791

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.80.0.0.0.0.00	EMPRESA METRO DE PANAMÁ, S. A.	394,198,791
2.80.1.0.0.0.00	INGRESOS CORRIENTES	60,449,289
2.80.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	60,449,289
2.80.1.2.1.0.00	RENTA DE ACTIVOS	59,141,800
2.80.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	59,141,800
2.80.1.2.1.4.19	TRANSPORTE METRO DE PANAMÁ	59,141,800
2.80.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	138,433
2.80.1.2.3.1.00	GOBIERNO CENTRAL	138,433
2.80.1.2.3.1.09	MINISTERIO DE OBRAS PÚBLICAS	138,433
2.80.1.2.6.0.00	INGRESOS VARIOS	1,169,056
2.80.1.2.6.0.00	INGRESOS VARIOS	1,169,056
2.80.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	5,000
2.80.1.2.6.0.99	OTROS INGRESOS VARIOS	1,164,056
2.80.2.0.0.0.00	INGRESOS DE CAPITAL	333,749,502
2.80.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	333,749,502
2.80.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	333,749,502
2.80.2.3.2.1.00	GOBIERNO CENTRAL	333,749,502
2.80.2.3.2.1.09	MINISTERIO DE OBRAS PÚBLICAS	333,749,502

ARTÍCULO 186. Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	60,449,289
Total del Presupuesto de Funcionamiento	60,449,289
Inversión	
Explotación, Expansión y Equipamiento	328,625,102
Transferencias de Capital	5,124,400
Total del Presupuesto de Inversión	333,749,502
TOTAL DEL PRESUPUESTO DE GASTOS	394,198,791

CAPÍTULO X
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A.

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	175,893,500
Menos: Aumento de Reservas	
Ingresos Disponibles	175,893,500
Gastos	175,893,500



77

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.81.0.0.0.0.00	TRANSPORTE MASIVO DE PANAMÁ, S.A.	175,893,500
2.81.1.0.0.0.00	INGRESOS CORRIENTES	170,769,100
2.81.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	170,769,100
2.81.1.2.1.0.00	RENTA DE ACTIVOS	55,781,100
2.81.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	55,781,100
2.81.1.2.1.4.22	TRANSPORTE MASIVO DE PANAMÁ	55,781,100
2.81.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	113,488,000
2.81.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	113,488,000
2.81.1.2.3.2.03	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	113,488,000
2.81.1.2.6.0.00	INGRESOS VARIOS	1,500,000
2.81.1.2.6.0.00	INGRESOS VARIOS	1,500,000
2.81.1.2.6.0.99	OTROS INGRESOS VARIOS	1,500,000
2.81.2.0.0.0.00	INGRESOS DE CAPITAL	5,124,400
2.81.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,124,400
2.81.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,124,400
2.81.2.3.2.3.00	EMPRESAS PÚBLICAS	5,124,400
2.81.2.3.2.3.80	METRO DE PANAMÁ, S.A.	5,124,400

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,253,623
Operación	148,415,477
Total del Presupuesto de Funcionamiento	162,669,100
Inversión	
Mejor. del Trans. Publ. en la ciudad de Pmá y S.M.	13,224,400
Total del Presupuesto de Inversión	13,224,400
TOTAL DEL PRESUPUESTO DE GASTOS	175,893,500

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2020:

Ingresos Totales	231,429,279
Menos: Aumento de Reservas	
Ingresos Disponibles	231,429,279
Gastos	231,429,279

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.82.0.0.0.0.00	LOTERÍA NACIONAL DE BENEFICENCIA	231,429,279
2.82.1.0.0.0.00	INGRESOS CORRIENTES	231,429,279
2.82.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	231,429,279
2.82.1.2.1.0.00	RENTA DE ACTIVOS	230,762,834
2.82.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	230,762,834
2.82.1.2.1.5.01	EMISIONES DE BILLETES DE LOTERÍA	173,932,600
2.82.1.2.1.5.04	PREMIOS DEVUELTOS Y CADUCADOS	56,830,234



2.82.1.2.6.0.00	INGRESOS VARIOS	666,445
2.82.1.2.6.0.00	INGRESOS VARIOS	666,445
2.82.1.2.6.0.99	OTROS INGRESOS VARIOS	666,445

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,991,376
Administración de Billetes	88,892,923
Transferencias	121,005,300
Total del Presupuesto de Funcionamiento	227,889,599
Inversión	
Infraestructura	3,165,180
Equipamiento	374,500
Total del Presupuesto de Inversión	3,539,680
TOTAL DEL PRESUPUESTO DE GASTOS	231,429,279

CAPÍTULO XII
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2020:

Ingresos Totales	52,027,965
Menos: Aumento de Reservas	
Ingresos Disponibles	52,027,965
Gastos	52,027,965

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.96.0.0.0.0.00	ZONA LIBRE DE COLÓN	52,027,965
2.96.1.0.0.0.00	INGRESOS CORRIENTES	52,027,965
2.96.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	52,000,965
2.96.1.2.1.0.00	RENTA DE ACTIVOS	39,326,965
2.96.1.2.1.1.00	ARRENDAMIENTOS	27,004,000
2.96.1.2.1.1.01	EDIFICIOS Y LOCALES	1,188,000
2.96.1.2.1.1.02	DE LOTES Y TIERRAS	25,816,000
2.96.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	8,752,965
2.96.1.2.1.3.10	IMPRESOS Y FORMULARIOS	8,752,965
2.96.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	3,570,000
2.96.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	960,000
2.96.1.2.1.4.06	SERVICIO DE ALMACENAJE	2,610,000
2.96.1.2.4.0.00	TASAS Y DERECHOS	12,138,000
2.96.1.2.4.2.00	TASAS	12,138,000
2.96.1.2.4.2.21	REFRENDO DE DOCUMENTOS	384,000
2.96.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	600,000
2.96.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	2,414,000
2.96.1.2.4.2.51	TASA DE SEGURIDAD Y VIGILANCIA	3,240,000
2.96.1.2.4.2.99	OTRAS TASAS	5,500,000
2.96.1.2.6.0.00	INGRESOS VARIOS	536,000
2.96.1.2.6.0.00	INGRESOS VARIOS	536,000
2.96.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	276,000
2.96.1.2.6.0.99	OTROS INGRESOS VARIOS	260,000
2.96.1.3.0.0.00	OTROS INGRESOS CORRIENTES	27,000
2.96.1.3.2.0.00	INTERESES Y COMISIONES GANADOS S/ VALORES	27,000
2.96.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	27,000
2.96.1.3.2.0.21	POR GOBIERNO CENTRAL	27,000



ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,947,183
Comercialización y Desarrollo	4,692,280
Transferencias Varias	17,617,500
Operaciones Financieras	12,500,000
Total del Presupuesto de Funcionamiento	46,756,963
Inversión	
Inversiones Estratégicas de Zona Libre	5,271,002
Total del Presupuesto de Inversión	5,271,002
TOTAL DEL PRESUPUESTO DE GASTOS	52,027,965

CAPÍTULO XIII
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2020:

Ingresos Totales	8,412,973
Menos: Aumento de Reservas	
Ingresos Disponibles	8,412,973
Gastos	8,412,973

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.97.0.0.0.0.00	AGENCIA PANAMÁ-PACÍFICO	8,412,973
2.97.1.0.0.0.00	INGRESOS CORRIENTES	5,358,300
2.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,358,300
2.97.1.2.1.0.00	RENTA DE ACTIVOS	2,658,300
2.97.1.2.1.1.00	ARRENDAMIENTOS	2,658,300
2.97.1.2.1.1.01	EDIFICIOS Y LOCALES	2,500,000
2.97.1.2.1.1.02	DE LOTES Y TIERRAS	158,300
2.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,000,000
2.97.1.2.3.1.00	GOBIERNO CENTRAL	1,000,000
2.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	1,000,000
2.97.1.2.6.0.00	INGRESOS VARIOS	1,700,000
2.97.1.2.6.0.00	INGRESOS VARIOS	1,700,000
2.97.1.2.6.0.99	OTROS INGRESOS VARIOS	1,700,000
2.97.2.0.0.0.00	INGRESOS DE CAPITAL	3,054,673
2.97.2.1.0.0.00	RECURSOS DEL PATRIMONIO	3,000,000
2.97.2.1.1.0.00	VENTA DE ACTIVOS	3,000,000
2.97.2.1.1.1.00	VENTA DE BIENES INMUEBLES	3,000,000
2.97.2.1.1.1.01	TERRENOS	3,000,000
2.97.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	54,673
2.97.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	54,673
2.97.2.3.2.1.00	GOBIERNO CENTRAL	54,673
2.97.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI	54,673



ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,508,500
Desarrollo del Área Panamá - Pacífico	2,864,600
Total del Presupuesto de Funcionamiento	6,373,100
Inversión	
Desarrollo de Infraestructura	1,885,373
Equipamiento y Fortalecimiento Instit.	154,500
Total del Presupuesto de Inversión	2,039,873
TOTAL DEL PRESUPUESTO DE GASTOS	8,412,973

CAPÍTULO XIV
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2020:

Ingresos Totales	68,529,628
Menos: Aumento de Reservas	
Ingresos Disponibles	68,529,628
Gastos	68,529,628

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.98.0.0.0.0.00	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	68,529,628
2.98.1.0.0.0.00	INGRESOS CORRIENTES	53,794,709
2.98.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	53,794,709
2.98.1.2.1.0.00	RENTA DE ACTIVOS	35,000,000
2.98.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	35,000,000
2.98.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	35,000,000
2.98.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	17,794,709
2.98.1.2.3.1.00	GOBIERNO CENTRAL	17,794,709
2.98.1.2.3.1.12	MINISTERIO DE SALUD	17,794,709
2.98.1.2.6.0.00	INGRESOS VARIOS	1,000,000
2.98.1.2.6.0.00	INGRESOS VARIOS	1,000,000
2.98.1.2.6.0.99	OTROS INGRESOS VARIOS	1,000,000
2.98.2.0.0.0.00	INGRESOS DE CAPITAL	14,734,919
2.98.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	14,734,919
2.98.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	14,734,919
2.98.2.3.2.1.00	GOBIERNO CENTRAL	14,734,919
2.98.2.3.2.1.12	MINISTERIO DE SALUD	14,734,919

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2020:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,709,939
Operación y Disposic. Res. Sólido	42,941,770
Total del Presupuesto de Funcionamiento	53,651,709
Inversión	
Obras Sanitarias y Equipamiento	14,877,919
Total del Presupuesto de Inversión	14,877,919
TOTAL DEL PRESUPUESTO DE GASTOS	68,529,628



81

TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 202. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2020, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	113,161,839	42,244,081	155,405,920	80,668,603	74,737,317	155,405,920
SUPERINTENDENCIA DE BANCOS	22,665,020	0	22,665,020	21,155,000	1,510,020	22,665,020
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,811,458	0	9,811,458	8,438,491	1,372,967	9,811,458
BANCO DE DESARROLLO AGROPECUARIO	45,470,375	33,172,777	78,643,152	25,006,965	53,636,187	78,643,152
BANCO HIPOTECARIO NACIONAL	10,358,300	9,071,304	19,429,604	12,355,785	7,073,819	19,429,604
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,106,792	0	6,106,792	6,027,033	79,759	6,106,792
INSTITUTO DE SEGURO AGROPECUARIO	18,749,894	0	18,749,894	7,685,329	11,064,565	18,749,894

ARTÍCULO 203. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	76,143,735	4,382,452	0	0	142,416	80,668,603
SUPERINTENDENCIA DE BANCOS	20,605,100	549,900	0	0	0	21,155,000
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	7,803,168	635,323	0	0	0	8,438,491
BANCO DE DESARROLLO AGROPECUARIO	24,164,265	838,700	0	0	4,000	25,006,965
BANCO HIPOTECARIO NACIONAL	12,045,269	172,100	0	0	138,416	12,355,785
SUPERINTENDENCIA DEL MERCADO DE VALORES	5,822,383	204,650	0	0	0	6,027,033
INSTITUTO DE SEGURO AGROPECUARIO	5,703,550	1,981,779	0	0	0	7,685,329

ARTÍCULO 204. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:



INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	72,878,702	0	0	1,858,615	74,737,317
SUPERINTENDENCIA DE BANCOS	1,510,020	0	0	0	1,510,020
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	1,372,967	0	0	0	1,372,967
BANCO DE DESARROLLO AGROPECUARIO	53,216,187	0	0	420,000	53,636,187
BANCO HIPOTECARIO NACIONAL	5,635,204	0	0	1,438,615	7,073,819
SUPERINTENDENCIA DEL MERCADO DE VALORES	79,759	0	0	0	79,759
INSTITUTO DE SEGURO AGROPECUARIO	11,064,565	0	0	0	11,064,565

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2020:

Ingresos Totales	22,665,020
Menos: Aumento de Reservas	
Ingresos Disponibles	22,665,020
Gastos	22,665,020

ARTÍCULO 206. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.10.0.0.0.0.00	SUPERINTENDENCIA DE BANCOS	22,665,020
3.10.1.0.0.0.00	INGRESOS CORRIENTES	22,665,020
3.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	20,114,050
3.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,288,800
3.10.1.2.3.1.00	GOBIERNO CENTRAL	200,000
3.10.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	200,000
3.10.1.2.3.7.00	SECTOR PRIVADO	2,088,800
3.10.1.2.3.7.02	FECI	2,088,800
3.10.1.2.4.0.00	TASAS Y DERECHOS	17,025,250
3.10.1.2.4.2.00	TASAS	17,025,250
3.10.1.2.4.2.15	INSPECCIONES Y AVALÚOS	12,394,450
3.10.1.2.4.2.37	TASA ANUAL FIDEICOMISO	997,230
3.10.1.2.4.2.50	TASA DE REGULACIÓN BANCARIA	3,633,570
3.10.1.2.6.0.00	INGRESOS VARIOS	800,000
3.10.1.2.6.0.00	INGRESOS VARIOS	800,000
3.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	700,000
3.10.1.2.6.0.26	INGRESOS VARIOS	40,000
3.10.1.2.6.0.99	OTROS INGRESOS VARIOS	60,000
3.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	50,970
3.10.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	50,970
3.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	50,970
3.10.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	50,970
3.10.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	2,500,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,500,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,500,000
3.10.1.4.2.0.01	SALDO CORRIENTE	2,500,000



83

ARTÍCULO 207. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,716,687
Desarrollo y Regulación Bancaria	11,438,313
Total del Presupuesto de Funcionamiento	21,155,000
Inversión	
Equipamiento	1,510,020
Total del Presupuesto de Inversión	1,510,020
TOTAL DEL PRESUPUESTO DE GASTOS	22,665,020

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2020:

Ingresos Totales	9,811,458
Menos: Aumento de Reservas	
Ingresos Disponibles	9,811,458
Gastos	9,811,458

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.11.0.0.0.0.00	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,811,458
3.11.1.0.0.0.00	INGRESOS CORRIENTES	9,811,458
3.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9,811,458
3.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,093,857
3.11.1.2.3.1.00	GOBIERNO CENTRAL	7,093,857
3.11.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	7,093,857
3.11.1.2.4.0.00	TASAS Y DERECHOS	1,922,992
3.11.1.2.4.2.00	TASAS	1,922,992
3.11.1.2.4.2.66	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,922,992
3.11.1.2.6.0.00	INGRESOS VARIOS	794,609
3.11.1.2.6.0.00	INGRESOS VARIOS	794,609
3.11.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	294,114
3.11.1.2.6.0.32	SPEED JOYEROS Y ARGENTO VIVO	76,600
3.11.1.2.6.0.99	OTROS INGRESOS VARIOS	423,895

ARTÍCULO 210. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,864,948
Protección y Fomento de Seguros y Reaseg	2,573,543
Total del Presupuesto de Funcionamiento	8,438,491
Inversión	
Fortalecimiento y Prevención de Blanqueo	76,600
Equipamiento de Tecnología	467,414
Equipamiento	828,953
Total del Presupuesto de Inversión	1,372,967
TOTAL DEL PRESUPUESTO DE GASTOS	9,811,458



84

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2020:

Ingresos Totales	78,643,152
Menos: Aumento de Reservas	
Ingresos Disponibles	78,643,152
Gastos	78,643,152

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.15.0.0.0.0.00	BANCO DE DESARROLLO AGROPECUARIO	78,643,152
3.15.1.0.0.0.00	INGRESOS CORRIENTES	45,470,375
3.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	33,470,375
3.15.1.2.1.0.00	RENTA DE ACTIVOS	4,000
3.15.1.2.1.1.00	ARRENDAMIENTOS	4,000
3.15.1.2.1.1.01	EDIFICIOS Y LOCALES	4,000
3.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	32,223,375
3.15.1.2.3.7.00	SECTOR PRIVADO	32,223,375
3.15.1.2.3.7.02	FECI	32,223,375
3.15.1.2.4.0.00	TASAS Y DERECHOS	1,243,000
3.15.1.2.4.2.00	TASAS	1,243,000
3.15.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,243,000
3.15.1.3.0.0.00	OTROS INGRESOS CORRIENTES	12,000,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	12,000,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	12,000,000
3.15.1.3.1.0.17	A SECTOR PRIVADO	12,000,000
3.15.2.0.0.0.00	INGRESOS DE CAPITAL	33,172,777
3.15.2.1.0.0.00	RECURSOS DEL PATRIMONIO	30,672,777
3.15.2.1.1.0.00	VENTA DE ACTIVOS	2,500,000
3.15.2.1.1.1.00	VENTA DE BIENES INMUEBLES	2,500,000
3.15.2.1.1.1.03	OTRAS INSTALACIONES	2,500,000
3.15.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	28,172,777
3.15.2.1.3.7.00	SECTOR PRIVADO	28,172,777
3.15.2.1.3.7.01	PRÉSTAMOS AGROPECUARIOS	27,772,777
3.15.2.1.3.7.06	FONDO ESPECIAL DE CRÉDITO DE CONTINGENCIAS	400,000
3.15.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,500,000
3.15.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,500,000
3.15.2.3.2.1.00	GOBIERNO CENTRAL	2,500,000
3.15.2.3.2.1.10	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 213. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,045,972
Servicio de Crédito Agropecuario	10,956,993
Operaciones Financieras	424,000
Total del Presupuesto de Funcionamiento	25,426,965



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Inversión	
Crédito Agropecuario	48,671,187
Equipamiento	1,355,000
Rehabilitación de Sucursales	290,000
Prog.Espec.Crédito Contingente	2,900,000
Total del Presupuesto de Inversión	53,216,187
TOTAL DEL PRESUPUESTO DE GASTOS	78,643,152

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2020:

Ingresos Totales	19,429,604
Menos: Aumento de Reservas	
Ingresos Disponibles	19,429,604
Gastos	19,429,604

ARTÍCULO 215. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.30.0.0.0.0.00	BANCO HIPOTECARIO NACIONAL	19,429,604
3.30.1.0.0.0.00	INGRESOS CORRIENTES	10,358,300
3.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,884,000
3.30.1.2.1.0.00	RENTA DE ACTIVOS	145,200
3.30.1.2.1.1.00	ARRENDAMIENTOS	145,200
3.30.1.2.1.1.01	EDIFICIOS Y LOCALES	145,200
3.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,602,200
3.30.1.2.3.1.00	GOBIERNO CENTRAL	1,602,200
3.30.1.2.3.1.14	TRANSFERENCIA CORRIENTE	1,602,200
3.30.1.2.4.0.00	TASAS Y DERECHOS	91,400
3.30.1.2.4.2.00	TASAS	91,400
3.30.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	91,400
3.30.1.2.6.0.00	INGRESOS VARIOS	1,045,200
3.30.1.2.6.0.00	INGRESOS VARIOS	1,045,200
3.30.1.2.6.0.11	REINTEGROS	415,900
3.30.1.2.6.0.99	OTROS INGRESOS VARIOS	629,300
3.30.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,474,300
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,474,300
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,474,300
3.30.1.3.1.0.17	A SECTOR PRIVADO	7,474,300
3.30.2.0.0.0.00	INGRESOS DE CAPITAL	9,071,304
3.30.2.1.0.0.00	RECURSOS DEL PATRIMONIO	9,071,304
3.30.2.1.1.0.00	VENTA DE ACTIVOS	3,532,300
3.30.2.1.1.1.00	VENTA DE BIENES INMUEBLES	3,532,300
3.30.2.1.1.1.01	TERRENOS	3,532,300
3.30.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	5,539,004
3.30.2.1.3.7.00	SECTOR PRIVADO	5,539,004
3.30.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	5,539,004

ARTÍCULO 216. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,130,199
Operaciones de Créditos	5,074,070
Transferencias Varias	13,100
Operaciones Financieras	1,577,031
Total del Presupuesto de Funcionamiento	13,794,400
Inversión	
Inversiones Propias del B.H.N.	4,971,604
Equipamiento	663,600
Total del Presupuesto de Inversión	5,635,204
TOTAL DEL PRESUPUESTO DE GASTOS	19,429,604

CAPÍTULO VI
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 217. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2020:

Ingresos Totales	6,106,792
Menos: Aumento de Reservas	
Ingresos Disponibles	6,106,792
Gastos	6,106,792

ARTÍCULO 218. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.65.0.0.0.0.00	SUPERINTENDENCIA DEL MERCADO DE VALORES	6,106,792
3.65.1.0.0.0.00	INGRESOS CORRIENTES	6,106,792
3.65.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,106,792
3.65.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	100,000
3.65.1.2.3.1.00	GOBIERNO CENTRAL	100,000
3.65.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	100,000
3.65.1.2.4.0.00	TASAS Y DERECHOS	5,448,014
3.65.1.2.4.2.00	TASAS	5,448,014
3.65.1.2.4.2.60	TASA REGULACIÓN DE VALORES	5,448,014
3.65.1.2.6.0.00	INGRESOS VARIOS	558,778
3.65.1.2.6.0.00	INGRESOS VARIOS	558,778
3.65.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	369,129
3.65.1.2.6.0.32	SPEED JOYEROS Y ARGENTO VIVO	23,885
3.65.1.2.6.0.99	OTROS INGRESOS VARIOS	165,764

ARTÍCULO 219. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,497,782
Regulación del Mercado de Valores	2,529,251
Total del Presupuesto de Funcionamiento	6,027,033
Inversión	
Fortalecimiento en Capacitación y Tecnología	79,759
Total del Presupuesto de Inversión	79,759
TOTAL DEL PRESUPUESTO DE GASTOS	6,106,792



CAPÍTULO VII
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2020:

Ingresos Totales	18,749,894
Menos: Aumento de Reservas	
Ingresos Disponibles	18,749,894
Gastos	18,749,894

ARTÍCULO 221. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.90.0.0.0.0.00	INSTITUTO DE SEGURO AGROPECUARIO	18,749,894
3.90.1.0.0.0.00	INGRESOS CORRIENTES	18,749,894
3.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	18,749,894
3.90.1.2.1.0.00	RENTA DE ACTIVOS	5,950,000
3.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	5,950,000
3.90.1.2.1.4.10	PRIMA DE SEGUROS	5,950,000
3.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,709,894
3.90.1.2.3.1.00	GOBIERNO CENTRAL	1,715,629
3.90.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,715,629
3.90.1.2.3.7.00	SECTOR PRIVADO	10,994,265
3.90.1.2.3.7.02	FECI	10,994,265
3.90.1.2.6.0.00	INGRESOS VARIOS	90,000
3.90.1.2.6.0.00	INGRESOS VARIOS	90,000
3.90.1.2.6.0.99	OTROS INGRESOS VARIOS	90,000

ARTÍCULO 222. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,980,946
Seguro Agropecuario	4,704,383
Total del Presupuesto de Funcionamiento	7,685,329
Inversión	
Infraestructura	70,300
Garantía para Actividad Agropecuaria	10,994,265
Total del Presupuesto de Inversión	11,064,565
TOTAL DEL PRESUPUESTO DE GASTOS	18,749,894



TÍTULO VI
PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

ARTÍCULO 223. Se aprueban los presupuestos de las Entidades del Sector Público Financiero para la vigencia fiscal de 2020, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,812,978,706	2,470,977,894	4,283,956,600	543,731,100	3,740,225,500	4,283,956,600
CAJA DE SEGURO SOCIAL	1,110,163,066	588,621,934	1,698,785,000		1,698,785,000	1,698,785,000
BANCO NACIONAL DE PANAMA	445,610,200	1,401,737,600	1,847,347,800	326,676,000	1,520,671,800	1,847,347,800
CAJA DE AHORROS	257,205,440	480,618,360	737,823,800	217,055,100	520,768,700	737,823,800

ARTÍCULO 224. Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	424,098,000	119,633,100	0	0	0	543,731,100
CAJA DE SEGURO SOCIAL	0	0	0	0	0	0
BANCO NACIONAL DE PANAMA	230,488,800	96,187,200	0	0	0	326,676,000
CAJA DE AHORROS	193,609,200	23,445,900	0	0	0	217,055,100

ARTÍCULO 225. Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	3,739,115,900	1,109,600	0	0	3,740,225,500
CAJA DE SEGURO SOCIAL	1,698,785,000	0	0	0	1,698,785,000
BANCO NACIONAL DE PANAMA	1,520,225,700	446,100	0	0	1,520,671,800
CAJA DE AHORROS	520,105,200	663,500	0	0	520,768,700



CAPÍTULO II
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 226. Para la ejecución del programas de inversión financiera se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2020:

Ingresos Totales	1,698,785,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,698,785,000
Gastos	1,698,785,000

ARTÍCULO 227. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

CODIGO	DETALLE	ASIGNADO
1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	1,698,785,000
1.10.1.0.0.0.00	INGRESOS CORRIENTES	1,110,163,066
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	1,110,163,066
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	1,110,163,066
1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,110,163,066
1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	1,110,163,066
1.10.2.0.0.0.00	INGRESOS DE CAPITAL	588,621,934
1.10.2.1.0.0.00	RECURSOS DEL PATRIMONIO	588,621,934
1.10.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	16,606,000
1.10.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	1,438,000
1.10.2.1.3.4.30	BANCO HIPOTECARIO NACIONAL	1,438,000
1.10.2.1.3.7.00	SECTOR PRIVADO	15,168,000
1.10.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	2,076,000
1.10.2.1.3.7.05	PRÉSTAMOS PERSONALES	13,092,000
1.10.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	572,015,934
1.10.2.1.4.7.00	SECTOR PRIVADO	572,015,934
1.10.2.1.4.7.01	BONOS CORPORATIVOS Y DPF	572,015,934

ARTÍCULO 228. Para la ejecución del programas de inversión financiera se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

Inversión	
Inversiones Financieras	1,698,785,000
Total del Presupuesto de Inversión	**1,698,785,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,698,785,000**

CAPÍTULO III
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2020:

Ingresos Totales	1,847,347,800
Menos: Aumento de Reservas	
Ingresos Disponibles	1,847,347,800
Gastos	1,847,347,800



ARTÍCULO 230. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.45.0.0.0.0.00	BANCO NACIONAL DE PANAMÁ	1,847,347,800
3.45.1.0.0.0.00	INGRESOS CORRIENTES	445,610,200
3.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	19,262,200
3.45.1.2.1.0.00	RENTA DE ACTIVOS	1,376,300
3.45.1.2.1.1.00	ARRENDAMIENTOS	11,200
3.45.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	11,200
3.45.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	1,365,100
3.45.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	1,365,100
3.45.1.2.4.0.00	TASAS Y DERECHOS	17,885,900
3.45.1.2.4.2.00	TASAS	17,885,900
3.45.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	17,885,900
3.45.1.3.0.0.00	OTROS INGRESOS CORRIENTES	426,348,000
3.45.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	402,672,100
3.45.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	402,672,100
3.45.1.3.1.0.11	AL GOBIERNO CENTRAL	12,556,400
3.45.1.3.1.0.13	A EMPRESAS PÚBLICAS	6,047,800
3.45.1.3.1.0.16	A MUNICIPIOS	180,000
3.45.1.3.1.0.17	A SECTOR PRIVADO	237,323,700
3.45.1.3.1.0.99	OTROS INTERESES Y COMISIONES	146,564,200
3.45.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	23,675,900
3.45.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	23,675,900
3.45.1.3.2.0.27	POR SECTOR PRIVADO	23,675,900
3.45.2.0.0.0.00	INGRESOS DE CAPITAL	1,401,737,600
3.45.2.1.0.0.00	RECURSOS DEL PATRIMONIO	1,401,737,600
3.45.2.1.1.0.00	VENTA DE ACTIVOS	2,501,200
3.45.2.1.1.2.00	VENTA DE BIENES INMUEBLES	2,501,200
3.45.2.1.1.2.99	OTROS BIENES MUEBLES	2,501,200
3.45.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	1,399,236,400
3.45.2.1.3.1.00	GOBIERNO CENTRAL	300,000,000
3.45.2.1.3.1.01	GOBIERNO CENTRAL	300,000,000
3.45.2.1.3.3.00	EMPRESAS PÚBLICAS	21,000,000
3.45.2.1.3.3.78	ETESA	15,000,000
3.45.2.1.3.3.96	ZONA LIBRE DE COLÓN	6,000,000
3.45.2.1.3.6.00	MUNICIPIOS	600,000
3.45.2.1.3.6.76	MUNICIPIO DE PANAMÁ	600,000
3.45.2.1.3.7.00	SECTOR PRIVADO	1,077,636,400
3.45.2.1.3.7.04	PRÉSTAMOS VARIOS	1,077,636,400

ARTÍCULO 231. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	235,397,400
Transferencias Varias	91,724,700
Total del Presupuesto de Funcionamiento	327,122,100
Inversión	
Crédito Comercial	1,067,860,500
Obras y Construcciones	50,687,000
Crédito Agropecuario	172,145,700
Crédito para Vivienda	202,000,000
Equipamiento de Sucursales	27,532,500
Total del Presupuesto de Inversión	1,520,225,700
TOTAL DEL PRESUPUESTO DE GASTOS	1,847,347,800



91

CAPÍTULO IV
3.60 CAJA DE AHORROS

ARTÍCULO 232. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2020:

Ingresos Totales	737,823,800
Menos: Aumento de Reservas	
Ingresos Disponibles	737,823,800
Gastos	737,823,800

ARTÍCULO 233. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.60.0.0.0.0.00	CAJA DE AHORROS	737,823,800
3.60.1.0.0.0.00	INGRESOS CORRIENTES	257,205,440
3.60.1.3.0.0.00	OTROS INGRESOS CORRIENTES	252,205,440
3.60.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	252,205,440
3.60.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	252,205,440
3.60.1.3.1.0.17	A SECTOR PRIVADO	252,205,440
3.60.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	5,000,000
3.60.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,000,000
3.60.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,000,000
3.60.1.4.2.0.01	SALDO CORRIENTE	5,000,000
3.60.2.0.0.0.00	INGRESOS DE CAPITAL	480,618,360
3.60.2.1.0.0.00	RECURSOS DEL PATRIMONIO	319,739,900
3.60.2.1.1.0.00	VENTA DE ACTIVOS	120,000
3.60.2.1.1.1.00	VENTA DE BIENES INMUEBLES	120,000
3.60.2.1.1.1.02	EDIFICIOS	120,000
3.60.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	319,119,900
3.60.2.1.3.7.00	SECTOR PRIVADO	319,119,900
3.60.2.1.3.7.04	PRÉSTAMOS VARIOS	319,119,900
3.60.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	500,000
3.60.2.1.4.9.00	RECUPERACIÓN DE COLOCACIONES	500,000
3.60.2.1.4.9.01	OTROS RECUPERACIÓN DE COLOCACIONES	500,000
3.60.2.4.0.0.00	SALDO EN CAJA Y BANCO	160,878,460
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	160,878,460
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	160,878,460
3.60.2.4.2.0.01	SALDO DE CAPITAL	160,878,460

ARTÍCULO 234. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
SERVICIOS BANCARIOS	194,272,700
TRANSFERENCIAS VARIAS	23,445,900
Total del Presupuesto de Funcionamiento	217,718,600
Inversión	
Hipotecarios y Construcción	208,622,400
Adquisición Inmuebles y Equipo	4,997,900
Otros Préstamos	283,332,600
Fortalecimiento Tecnológico	14,946,900
Equipamiento de la Sede y Sucursales	8,205,400
Total del Presupuesto de Inversión	520,105,200
TOTAL DEL PRESUPUESTO DE GASTOS	**737,823,800**



TÍTULO VII
PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

ARTÍCULO 235. Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2020, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	480,447,628	264,222,516	744,670,144	371,701,729	372,968,415	744,670,144
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	316,363,792	64,222,516	380,586,308	257,073,069	123,513,239	380,586,308
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700	0	2,994,700	2,850,050	144,650	2,994,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	161,089,136	200,000,000	361,089,136	111,778,610	249,310,526	361,089,136

ARTÍCULO 236. Se aprueban los gastos corrientes del Presupuesto de Otras Entidades del Sector Público para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	149,937,761	99,840,000	0	0	121,923,968	371,701,729
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	94,190,669	72,882,400	0	0	90,000,000	257,073,069
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,687,850	162,200	0	0	0	2,850,050
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	53,059,242	26,795,400	0	0	31,923,968	111,778,610

ARTÍCULO 237. Se aprueban los gastos de capital del Presupuesto de Otras Entidades del Sector Público Financiero para la vigencia fiscal de 2020, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	285,729,113	4,371,088	0	82,868,214	372,968,415
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	120,084,909	3,428,330	0	0	123,513,239



	GASTOS DE CAPITAL				
INSTITUCIONES	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	144,650	0	0	144,650
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	165,644,204	798,108	0	82,868,214	249,310,526

CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 238. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	380,586,308
Menos: Aumento de Reservas	
Ingresos Disponibles	380,586,308
Gastos	380,586,308

ARTÍCULO 239. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.02.0.0.0.0.00	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	380,586,308
2.02.1.0.0.0.00	INGRESOS CORRIENTES	316,363,792
2.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	316,363,792
2.02.1.2.1.0.00	RENTA DE ACTIVOS	93,161,304
2.02.1.2.1.1.00	ARRENDAMIENTOS	38,143,298
2.02.1.2.1.1.01	EDIFICIOS Y LOCALES	38,143,298
2.02.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	21,748,826
2.02.1.2.1.3.04	VENTA DE ENERGÍA	4,300,000
2.02.1.2.1.3.07	AGUA	40,000
2.02.1.2.1.3.11	COMBUSTIBLE	17,408,826
2.02.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	33,269,180
2.02.1.2.1.4.03	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	1,200
2.02.1.2.1.4.08	SERVICIO DE ATERRIZAJE	19,869,945
2.02.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	9,495,668
2.02.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	3,506,464
2.02.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	395,903
2.02.1.2.4.0.00	TASAS Y DERECHOS	167,536,284
2.02.1.2.4.1.00	DERECHOS	150,505,319
2.02.1.2.4.1.17	USO DE AEROPUERTOS	86,778,912
2.02.1.2.4.1.34	ESTACIONAMIENTO PÚBLICO Y ESTAC	2,024,683
2.02.1.2.4.1.45	OTRAS CONCESIONES	61,701,724
2.02.1.2.4.2.00	TASAS	17,030,965
2.02.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO	17,030,965
2.02.1.2.6.0.00	INGRESOS VARIOS	55,666,204
2.02.1.2.6.0.00	INGRESOS VARIOS	55,666,204
2.02.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	1,500,000
2.02.1.2.6.0.99	OTROS INGRESOS VARIOS	54,166,204
2.02.2.0.0.0.00	INGRESOS DE CAPITAL	64,222,516
2.02.2.2.0.0.00	RECURSOS DEL CRÉDITO	64,222,516
2.02.2.2.1.0.00	CRÉDITO INTERNO	64,222,516
2.02.2.2.1.1.00	BONOS	64,222,516
2.02.2.2.1.1.47	BONOS INTERNOS	64,222,516



ARTÍCULO 240. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	198,122,514
Operaciones Aeroportuarias	62,378,885
Total del Presupuesto de Funcionamiento	260,501,399
Inversión	
Ampliación y Remodelación	118,621,909
Plan de Expansión	1,463,000
Total del Presupuesto de Inversión	120,084,909
TOTAL DEL PRESUPUESTO DE GASTOS	380,586,308

CAPÍTULO III
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 241. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	2,994,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,994,700
Gastos	2,994,700

ARTÍCULO 242. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.75.0.0.0.0.00	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700
2.75.1.0.0.0.00	INGRESOS CORRIENTES	2,994,700
2.75.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,500,000
2.75.1.2.6.0.00	INGRESOS VARIOS	1,500,000
2.75.1.2.6.0.00	INGRESOS VARIOS	1,500,000
2.75.1.2.6.0.99	OTROS INGRESOS VARIOS	1,500,000
2.75.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	1,494,700
2.75.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,494,700
2.75.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,494,700
2.75.1.4.2.0.01	SALDO CORRIENTE	1,494,700

ARTÍCULO 243. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,994,700
Total del Presupuesto de Funcionamiento	2,994,700
TOTAL DEL PRESUPUESTO DE GASTOS	2,994,700



CAPÍTULO IV
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.

ARTÍCULO 244. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2020:

Ingresos Totales	361,089,136
Menos: Aumento de Reservas	
Ingresos Disponibles	361,089,136
Gastos	361,089,136

ARTÍCULO 245. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.78.0.0.0.0.00	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	361,089,136
2.78.1.0.0.0.00	INGRESOS CORRIENTES	161,089,136
2.78.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	161,089,136
2.78.1.2.4.0.00	TASAS Y DERECHOS	159,889,136
2.78.1.2.4.2.00	TASAS	159,889,136
2.78.1.2.4.2.65	PEAJE POR TRANSMISIÓN DE ENERGÍA	159,889,136
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.99	OTROS INGRESOS VARIOS	1,200,000
2.78.2.0.0.0.00	INGRESOS DE CAPITAL	200,000,000
2.78.2.2.0.0.00	RECURSOS DEL CRÉDITO	200,000,000
2.78.2.2.1.0.00	CRÉDITO INTERNO	100,000,000
2.78.2.2.1.4.00	PRÉSTAMOS	100,000,000
2.78.2.2.1.4.18	LÍNEA DE CRÉDITO BNP - ETESA	100,000,000
2.78.2.2.2.0.00	CRÉDITO EXTERNO	100,000,000
2.78.2.2.2.5.00	BONOS EXTERNOS	100,000,000
2.78.2.2.2.5.20	BONOS EXTERNOS ETESA	100,000,000

ARTÍCULO 246. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2020, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	159,169,488
Operación Integrada	36,275,444
Total del Presupuesto de Funcionamiento	195,444,932
Inversión	
Transmisión	148,738,037
Fortalec. de Otras Inv. de Etesa	16,906,167
Total del Presupuesto de Inversión	165,644,204
TOTAL DEL PRESUPUESTO DE GASTOS	361,089,136



96

TÍTULO VIII
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 247. <u>Presupuesto General del Estado</u>. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 248. <u>Objeto</u>. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2020, en complemento a las disposiciones legales vigentes en estas materias.

ARTÍCULO 249. <u>Ámbito</u>. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado. La entidad respectiva, en cumplimiento del artículo 321, deberá remitir copia autenticada del informe a ella presentado, al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.



CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 250. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:

1. A nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2. A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 251. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 252. Principio general. La institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 253. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.

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2.   El flujo de caja por mes para el periodo fiscal.

3.   Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 254. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley y la Cuenta Única del Tesoro.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 255. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso: es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

Devengado: es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

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Pago: es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 256. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 257. Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 258. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto



mediante crédito adicional, el primer año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos para dichas entidades. De esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

Las entidades gubernamentales que generan ingresos mayores a los estimados en su Presupuesto podrán ser utilizados prioritariamente por la entidad recaudadora para el rubro exclusivo de inversión; de no ser ejecutados, el Ministerio de Economía y Finanzas podrá disponer el uso de los mismos exclusivamente para el rubro de inversión.

ARTÍCULO 259. <u>Ingresos del crédito interno</u>. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 260. <u>Excedentes de los ingresos</u>. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 261. <u>Aportes y dividendos al Estado</u>. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado y deberán presentar a la Comisión de Presupuesto un informe trimestral de los aportes y dividendos del Estado y sus estados financieros. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al



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Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 262. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 263. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 264. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

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SECCIÓN 2.ª
EGRESOS O GASTOS

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ARTÍCULO 265. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 266. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización

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administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 267. Control de las asignaciones mensuales. El control de las asignaciones mensuales lo llevará las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo disponible de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto, que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 268. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 269. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los decretos de personal de los ministerios del Gobierno Central que en forma expresa autorice el Órgano Ejecutivo y las acciones de personal del resto del Sector Público que autorice el Órgano Ejecutivo mediante decreto ejecutivo.

En el caso del Órgano Legislativo y del Órgano Judicial, esta excepción se aplicará para los sueldos superiores al monto de cinco mil balboas (B/.5,000.00) mensuales.

ARTÍCULO 270. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

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El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 271. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51 % o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 272. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 273. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su verificación y registro presupuestario.



Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascenso de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral y la Caja de Seguro Social se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se considera como una extensión de la Asamblea Nacional, las oficinas ubicadas en los circuitos electorales.

ARTÍCULO 274. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

Para estos nombramientos, la entidad correspondiente remitirá previamente las acciones de personal al Ministerio de Economía y Finanzas, para su debida verificación y registro presupuestario. Posteriormente, la entidad lo remitirá a la fiscalización de la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 275. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de



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licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 276. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la excepción del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 277. Pago de Planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y las prestaciones correspondientes.

ARTÍCULO 278. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley de Contrataciones Públicas vigente y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con



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el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 279. <u>Gastos de representación</u>. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, director y subdirector del Instituto Técnico Superior Especial, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho,

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siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 280. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 281. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especial, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.125.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de



trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los servidores públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 282. <u>Viáticos en el exterior del país</u>. En los casos en que sea necesario enviar a funcionarios en misiones oficiales del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especial, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.600.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.500.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía.	B/.600.00 diarios



Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50 % del viático establecido en este artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Las entidades deberán enviar a la Autoridad Nacional de Transparencia y Acceso a la Información, el correspondiente informe.

ARTÍCULO 283. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director y subdirector del Instituto Superior Especial, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo



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en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

ARTÍCULO 284. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 285. Pago de obligaciones a la seguridad social. Los pagos correspondientes a la seguridad social serán centralizados a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, que retendrá la porción correspondiente al pago de las obligaciones de la seguridad social de las entidades del Gobierno Central, las Entidades Descentralizadas Subsidiadas, las Entidades Públicas Subsidiadas, las Alcaldías y las Juntas Comunales.

ARTÍCULO 286. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 287. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la nación honre la obligación del fallo.



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ARTÍCULO 288. <u>Prestaciones laborales a los servidores públicos</u>. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 289. <u>Uso de celulares</u>. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especial, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.

ARTÍCULO 290. <u>Adquisiciones y contratos multianuales</u>. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de

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Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 291. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a B/.150,000.00 anual o el canon de arrendamiento mensual a pagar sea superior a B/.10.00 por m^2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

ARTÍCULO 292. Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 293. Pago del bono de incentivo por mejora en la recaudación fiscal. Las instituciones públicas cuya función sea recaudar ingresos para la Hacienda Pública y tengan incentivo de bonificación reconocido por Ley cobrarán el bono correspondiente cuando las recaudaciones del periodo fiscal sean superiores a lo presupuestado en el año fiscal vigente.

Toda bonificación debe ser registrada en el Presupuesto General del Estado.

ARTÍCULO 294. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda a liberar los saldos de estas partidas.

ARTÍCULO 295. Juntas directivas. Las dietas de las juntas directivas de las entidades públicas no excederán de quinientos balboas (B/.500.00) por sesión, y se reconocerán por un máximo de dos sesiones por mes. Las dietas no podrán ser modificadas en la presente vigencia fiscal.



ARTÍCULO 296. Subsidios de Transporte Público y de Interés Social. Las asignaciones presupuestarias en concepto de subsidios de transporte público estatal y los de interés social serán previamente evaluados por el ministerio rector, en coordinación con el Ministerio de Economía y Finanzas, mediante un estudio y aprobado en el Presupuesto General del Estado. Este estudio será presentado a la Comisión de Presupuesto de la Asamblea Nacional.


SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS


ARTÍCULO 297. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas para Servicios a Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 298. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

ARTÍCULO 299. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio

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para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 276.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

ARTÍCULO 300. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

ARTÍCULO 301. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 302. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.



ARTÍCULO 303. <u>Aumento del costo de la inversión</u>. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 304. <u>Registro de gastos en los proyectos de inversión</u>. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 305. <u>Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública</u>. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

ARTÍCULO 306. <u>Contratos de préstamos externos</u>. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 307. <u>Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería</u>. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de

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caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

ARTÍCULO 308. Proyecto de Inversión. Ningún proyecto de inversión podrá ejecutarse sin que previamente exista el estudio de costos y beneficio social, si el monto es igual o mayor de 0.1% del Presupuesto General del Estado y de prefactibilidad en caso de montos menores de 0.1% y mayores de cinco millones de balboas (B/. 5,000,000.00).

ARTÍCULO 309. Fondo de Preinversión. Las Instituciones Públicas y los Gobiernos Locales podrán solicitar al Fondo de Preinversión del Ministerio de Economía y Finanzas financiamiento para la realización de estudios de los proyectos de inversión.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 310. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas serán tramitados como tales a partir del 1 de febrero y hasta el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, que previa verificación de la efectiva disponibilidad de saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de doscientos mil balboas (B/.200,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los treinta días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Las entidades públicas podrán realizar en forma expedita los traslados de partidas menores de la suma de doscientos mil balboas (B/.200,000.00), que podrán ser tramitados, realizados y autorizados por estas, y remitidos dentro de los primeros veinte días de cada



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mes, para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo siguiente, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00) y en cumplimiento con la Ley 34 de 2008, de Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los doscientos mil balboas (B/.200,000.00).

PARÁGRAFO 3. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

ARTÍCULO 311. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, indemnizaciones laborales (612), medicamentos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.

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3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

ARTÍCULO 312. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 313. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes.

ARTÍCULO 314. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38

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de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 315. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 316. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 255.

ARTÍCULO 317. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de



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Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

ARTÍCULO 318. Reglamentación de sustentación. Para la sustentación de las vistas presupuestarias que celebra la Comisión de Presupuesto en el trámite de primer debate del proyecto de ley del Presupuesto General del Estado, las solicitudes de créditos adicionales y de los traslados de partida y cualquier otro trámite de naturaleza presupuestaria, se requiere la comparecencia personal de los ministros, magistrados de la Corte Suprema de Justicia, procurador general de la nación y procurador de la Administración, contralor general de la República, los directores, administradores y gerentes generales de las instituciones autónomas y semiautónomas y dependencias estatales, magistrados del Tribunal de Cuentas, del Tribunal de Contrataciones Públicas, del Tribunal Administrativo Tributario, del Tribunal Administrativo de la Función Pública, fiscal de cuentas, rectores de las universidades oficiales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros, defensor del pueblo, secretario ejecutivo del SIACAP ante la Comisión de Presupuesto de la Asamblea Nacional; sin cuya participación la Comisión suspenderá provisionalmente esta actuación hasta que se cumpla con la formalidad de la presente disposición. En caso de ausencia justificada del principal, podrá cubrir la gestión el viceministro, el subdirector, subadministrador y subgerente general de la institución.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 319. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 320. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

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En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleve a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 321. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión. Al igual, se deberá remitir copia idéntica de dicho informe a la Comisión de Presupuesto de la Asamblea Nacional, con el fin de permitir un mayor control de la fiscalización de la ejecución presupuestaria, en cumplimiento del deber legal en este aspecto.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.



Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se haya comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas, para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

De igual manera estarán sujetos a esta disposición los patronatos que reciban fondos públicos, mediante partidas presupuestarias, del Presupuesto General del Estado.

El ministerio rector del sector no gestionará desembolsos de fondos a los patronatos que no hayan entregado los informes mencionados en el párrafo anterior.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 322. *Cierre presupuestario.* Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.



El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 323. <u>Reserva de caja</u>. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 324. <u>Liquidación presupuestaria</u>. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 325. <u>Saldo en caja y banco libre</u>. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 326. <u>Uso del saldo en caja y banco disponible</u>. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 327. <u>Saldos bancarios disponibles no devengados</u>. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar



su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas, que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes, pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 328. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 329. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 330. Tope Presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal 2021. Para estos efectos, el Ministerio de Economía y Finanzas tomará en cuenta las disposiciones de la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se aseguren una política fiscal prudente y un endeudamiento público sostenible.

ARTÍCULO 331. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas –SINIP–.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

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A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 332. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 333. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 334. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 335. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.



ARTÍCULO 336. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1.   Datos básicos individuales de cada funcionario.
2.   Clase ocupacional a la que pertenece el funcionario.
3.   Carrera y régimen al que pertenece.
4.   Unidad organizativa a la que pertenece.
5.   Clasificación presupuestaria programática del cargo.
6.   Conceptos e importes pagados según la planilla.
7.   Estructura de la entidad.
8.   Vacantes.

ARTÍCULO 337. Manual de organización y funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora, será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 338. Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 339. Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.



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La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios, y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

ARTÍCULO 340. <u>Derechos reconocidos en las carreras públicas</u>. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

ARTÍCULO 341. <u>Control Previo</u>. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 342. <u>Ejercicio de control interno por las instituciones</u>. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 253 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 343. <u>Saldo de vigencia de seguro educativo</u>. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2020, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de



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Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 344. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 345. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 346. Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 347. Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario y el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley de Contrataciones Públicas vigente para la adquisición de servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación, equipos y repuestos para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de un millón de balboas (B/.1,000,000.00). Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de las instituciones y empresas públicas deberá emitir una lista con los servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación y equipos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

ARTÍCULO 348. Procedimiento especial para contratación de bienes y servicios de beneficio social. La ejecución de proyectos relacionados con la adquisición de bienes, obras o servicios, así como los tendientes a administrar los recursos asignados a programas y proyectos sociales, cuyo destino exclusivo, puntual y principal comprenda la satisfacción de necesidades básicas de las comunidades, su ciudadanía y la población en mayor grado de riesgo y vulnerabilidad social, y, en general, del Estado, por intermedio de la Dirección de Asistencia Social del Ministerio de la Presidencia, tramitará sus ejecuciones de forma



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expedita, mediante el procedimiento especial de contratación establecido en la Ley de Contrataciones Públicas, siempre que el monto del objeto de la contratación sea inferior a un millón de balboas (B/.1,000,000.00). Para ello, se adoptará un reglamento especial de contratación, garantizándose su ejecución con transparencia, economía, eficacia, competitividad y celeridad, el cual será debidamente reglamentado por el Órgano Ejecutivo.

ARTÍCULO 349. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal 2020 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá.

Cada institución adicionará a los pliegos de cargo que el proyecto de inversión disponga de un letrero con la especificación del financiamiento de la Autoridad del Canal de Panamá.

ARTÍCULO 350. Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministro sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 351. Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público. La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

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ARTÍCULO 352. <u>Guía para la Implementación de la Calidad en la Gestión Pública para la Modernización del Estado</u>. Las Instituciones del Estado implementarán guías técnicas que garanticen una eficiente y transparente cultura en la calidad de los servicios públicos. El Ministerio de Economía y Finanzas facilitará las metodologías, los lineamientos y los manuales que orienten el proceso de su elaboración.

ARTÍCULO 353. <u>Obligatoriedad</u>. Los proyectos de inversión presupuestados para el año 2020 son de obligatorio cumplimiento en su realización y ejecución.

ARTÍCULO 354. <u>Vigencia</u>. Esta Ley comenzará a regir el 1 de enero de 2020.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 90 de 2019 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los treinta y un días del mes de octubre del año dos mil diecinueve.

El Presidente,



Marcos E. Castillero Barahona

El Secretario General,

Quibían T. Panay G.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA PANAMÁ.
REPÚBLICA DE PANAMÁ, 12 DE NOVIEMBRE DE 2019.



LAURENTINO CORTIZO COHEN
Presidente de la República

HÉCTOR ALEXANDER H.
Ministro de Economía y Finanzas

República de Panamá

CONSEJO DE GABINETE

RESOLUCIÓN DE GABINETE N.°108
De 28 de octubre de 2019

Que declara Situación de Emergencia en las provincias de Coclé, Colón, Darién, Herrera, Los Santos y Veraguas, afectadas por la sequía.

EL CONSEJO DE GABINETE,
en uso de sus facultades constitucionales y legales,

CONSIDERANDO:

Que las condiciones climáticas y meteorológicas que se han dado en las zonas costeras del área de Azuero son críticas, dada la escasa precipitación fluvial el cual ha agudizado la disponibilidad de forrajes y por consiguientes su recuperación.

Que dichas condiciones meteorológicas han producido como resultado que algunas áreas de las provincias de Coclé, Colón, Darién, Herrera, Los Santos y Veraguas, están ausentes de lluvias por un largo período de tiempo, afectando el desarrollo y la producción de los cultivos secano y los pastos, con los cuales se alimenta la mayoría de la población bovina de la región; provocando la reducción de los caudales y niveles de los ríos, así como la disponibilidad de las aguas subterráneas y aguas en los abrevaderos, afectando en consecuencia la producción ganadera y agrícola.

Que los productores no tienen fincas alternas para trasladar a los animales y portal motivo no se puede dar una recuperación en los pastos para así hacerle frente a la alimentación de sus animales y disponer de los recursos económicos necesarios para suplir los gastos de su ganadería de subsistencia.

Que la siembra de arroz y maíz de subsistencia o autoconsumo no se ha podido realizar, los que puede traer consecuencias negativas en la alimentación de las personas del área, de continuar esta condición.

Que conforme al Artículo 79 del Texto Único de la Ley 22 de 27 de junio de 2006, que regula la contratación pública, ordenado por la Ley 61 de 27 de septiembre de 2017, establece que cuando el Consejo de Gabinete declare emergencia, las entidades estatales podrán contratar la adquisición de bienes, servicios u obras a través del procedimiento especial.

Que se requiere tomar las providencias a fin de suministrar fondos y recursos necesarios para afrontar y atenuar los efectos de la sequía.

RESUELVE:

Artículo 1. DECLARAR LA SITUACIÓN DE EMERGENCIA, en las provincias de Coclé, Colón, Darién, Herrera, Los Santos y Veraguas, afectadas por la sequía.

Artículo 2. La situación de emergencia durará un período de treinta (30) días

Artículo 3. Declarar la excepción del procedimiento de selección de contratista y autorizar a contratar por procedimiento excepcional al Ministerio de Desarrollo Agropecuario para la ejecución de obras de bienes y/o adquisición de servicios que se requieran para conjurar las situaciones relacionadas con la situación de emergencia, declarada en el artículo 1 de la presente Resolución de Gabinete.

Artículo 4. Autorizar las contrataciones que la entidad responsable considere necesaria para atender la emergencia descrita en la presente Resolución de Gabinete hasta el 30 de noviembre y por la suma de dos millones de balboas con 00/100 (B/.2,000,000.00).

Artículo 5. La presente Resolución de Gabinete comenzará a regir a partir de su promulgación.

FUNDAMENTO DE DERECHO: Artículo 79 del Texto Único de la Ley 22 de 27 de junio de 2016, ordenado por la Ley 61 de 27 de septiembre de 2017.

COMUNÍQUESE Y CÚMPLASE.

Dado en la ciudad de Panamá, a los veintiocho (28) días del mes de octubre de dos mil diecinueve (2019).



LAURENTINO CORTIZO COHEN
Presidente de la República

El ministro de Gobierno,



CARLOS ROMERO MONTENEGRO

La ministra de Educación,

MARUJA GORDAY DE VILLALOBOS

La ministra de Salud,

ROSARIO TURNER MONTENEGRO

El ministro de Comercio e Industrias,



RAMÓN MARTÍNEZ

El ministro de Desarrollo Agropecuario,



AUGUSTO VALDERRAMA

El ministro de Economía y Finanzas,



HÉCTOR E. ALEXANDER H.

El ministro para Asuntos del Canal,

ARISTIDES ROYO

El ministro de Relaciones Exteriores,

ALEJANDRO FERRER

El ministro de Obras Públicas,



RAFAEL SABONGE VILAR

El ministro de Trabajo y Desarrollo Laboral,
encargado



ROGER A. TEJADA B.

La ministra de Vivienda y Ordenamiento
Territorial,



INÉS SAMUDIO DE GRACIA

La ministra de Desarrollo Social,

MARKOVA CONCEPCIÓN

El ministro de Seguridad Pública,

ROLANDO A. MIRONES RAMÍREZ

El ministro de Ambiente,

MILCIADES CONCEPCIÓN

El ministro de Cultura,

CARLOS AGUILAR NAVARRO



JOSÉ GABRIEL CARRIZO JAÉN
ministro de la Presidencia y
secretario general del Consejo de Gabinete

República de Panamá

CONSEJO DE GABINETE

RESOLUCIÓN DE GABINETE N.º113
De 12 de noviembre de 2019

Que autoriza el Convenio entre la Autoridad de Turismo de Panamá y la empresa NCL (BAHAMAS) LTD, por el cual se concede el incentivo de reembolso equivalente al costo de peaje correspondiente al tránsito por la vía canalera de conformidad con la tarifa oficial de la Autoridad del Canal de Panamá, durante los años 2021, 2022 y 2023, por un monto total de hasta dieciocho millones de balboas con 00/100 (B/.18,000,000.00), a razón de hasta seis millones con 00/100 (B/.6,000,000.00) anuales, con la finalidad de que utilice a Panamá como puerto de embarque y desembarque durante las temporadas del 2021 al 2023, erogación que debe ser incluida en los presupuestos de los años 2022, 2023 y 2024

EL CONSEJO DE GABINETE,
en uso de sus facultades constitucionales y legales,

CONSIDERANDO:

Que el Decreto Ejecutivo No.35 de 2019, establece incentivos de promoción turística a los buques de transporte de pasajeros (cruceros) cuyo puerto base sea el territorio de la República de Panamá, el reembolso del costo del peaje correspondiente a un (1) tránsito por la vía canalera establecido en la tarifa oficial de la Autoridad del Canal de Panamá;

Que corresponde a la Autoridad de Turismo de Panamá, establecer los procedimientos necesarios para efectuar el reembolso a las líneas de cruceros una vez éstas presenten la factura original;

Que la empresa NCL (BAHAMAS) LTD, que tiene a su cargo el desarrollo de la operación de Norwegian Cruise Line, ha mostrado interés en establecer su puerto base en los puertos ubicados en la República de Panamá, para los años 2021, 2022 y 2023 y acogerse al beneficio que otorga el Decreto Ejecutivo No.35 de 2019;

Que la empresa presentará en sus itinerarios diez operaciones, por año calendario, de embarque y desembarque, tanto en el Puerto Colón 2000, como en la Terminal de Cruceros de la Calzada de Amador;

Que por razones de logística y de mercadeo que la empresa de cruceros debe realizar para reafirmar el nuevo destino de embarque y desembarque, se requiere considerar con antelación la contratación con NCL (BAHAMAS) LTD, de tal forma que para el año 2021 inicie su proceso de utilizar como puerto base a la República de Panamá;

Que el Consejo Nacional de Turismo aprobó por unanimidad autorizar al Administrador General de la Autoridad de Nacional de Turismo para que, previo cumplimiento de las normas legales, suscriba con la empresa NCL (Bahamas) LTD, convenio por la suma de hasta dieciocho millones de balboas con 00/100 (B/.18,000,000.00), para que establezca en Panamá, el puerto base de embarque y desembarque de cruceros para los años 2021, 2022 y 2023;

Que la Autoridad de Turismo de Panamá deberá incluir en los presupuestos de lós años 2022, 2023 y 2024 los recursos financieros para pagar los montos correspondientes al reembolso de la tarifa oficial que cobra la Autoridad del Canal de Panamá;

Que conforme lo establece el numeral 3 del artículo 200 de la Constitución Política de la República, el Consejo de Gabinete tiene dentro sus funciones acordar la celebración de contratos,

RESUELVE:

Artículo 1. Autorizar la celebración del Convenio entre la Autoridad de Turismo de Panamá y la empresa NCL (BAHAMAS) LTD, que concede el incentivo de reembolso equivalente al costo del peaje correspondiente al tránsito por la vía canalera de conformidad con la tarifa oficial de la Autoridad del Canal de Panamá, durante los años 2021, 2022 y 2023, por un monto total de hasta dieciocho millones de balboas con 00/100 (B/.18,000,000.00), a razón de hasta seis millones de balboas con 00/100 (B/.6,000,000.00) anuales, con la finalidad de que utilice a Panamá como puerto de embarque y desembarque durante las temporadas del 2021 al 2023, erogación que debe ser incluida en los presupuestos de los años 2022, 2023 y 2024.

Artículo 2. Autorizar al Administrador General de la Autoridad de Turismo de Panamá para que suscriba el respectivo Convenio.

Artículo 3. La presente Resolución de Gabinete comenzará a regir desde su promulgación.

FUNDAMENTO LEGAL: Numeral 3 del artículo 200 de la Constitución Política de la República, Decreto Ley 4 de 27 de febrero de 2008 y Decreto Ejecutivo No.35 de 12 de junio de 2019.

COMUNÍQUESE Y CÚMPLASE.

Dada en la ciudad de Panamá a los doce (12) días del mes de noviembre del año dos mil diecinueve (2019).



LAURENTINO CORTIZO COHEN
Presidente de la República

El ministro de Gobierno,



CARLOS ROMERO MONTENEGRO

La ministra de Educación,

MARUJA GORDAY DE VILLALOBOS

La ministra de Salud,



ROSARIO TURNER MONTENEGRO

El ministro de Comercio e Industrias,

RAMÓN MARTÍNEZ

El ministro de Desarrollo Agropecuario,

AUGUSTO VALDERRAMA

El ministro de Economía y Finanzas,



HÉCTOR E. ALEXANDER H.

El ministro para Asuntos del Canal,



ARISTIDES ROYO

El ministro de Relaciones Exteriores,



ALEJANDRO FERRER

El ministro de Obras Públicas,



RAFAEL SABONGE VILAR

La ministra de Trabajo y Desarrollo Laboral,



DORIS ZAPATA A.

La ministra de Vivienda y Ordenamiento Territorial,

INÉS SAMUDIO DE GRACIA

La ministra de Desarrollo Social,

MARKOVA CONCEPCIÓN

El ministro de Seguridad Pública,

ROLANDO A. MIRONES RAMÍREZ

El ministro de Ambiente,

MILCIADES CONCEPCIÓN

El ministro de Cultura,

CARLOS AGUILAR NAVARRO



JOSÉ GABRIEL CARRIZO JAÉN
ministro de la Presidencia y
secretario general del Consejo de Gabinete

República de Panamá

CONSEJO DE GABINETE

RESOLUCIÓN DE GABINETE N.°114
De 12 de noviembre de 2019

Que adiciona el artículo 253-A al Código Penal

EL CONSEJO DE GABINETE,
en uso de sus facultades constitucionales y legales,

CONSIDERANDO:

Que de acuerdo con el literal b del numeral 1 del artículo 165 de la Constitución Política de la República de Panamá, las leyes serán propuestas por los Ministros de Estado, en virtud de autorización del Consejo de Gabinete;

Que, en la sesión del Consejo de Gabinete del 12 de noviembre de 2019, el ministro de Economía y Finanzas, presentó el Proyecto de Ley "Que adiciona el artículo 253-A al Código Penal", y solicitó la autorización de este Órgano colegiado, para que el referido Proyecto de Ley sea propuesto ante la Asamblea Nacional,

RESUELVE:

Artículo 1. Autorizar al ministro de Economía y Finanzas, para que proponga ante la Asamblea Nacional, el Proyecto de Ley "Que adiciona el artículo 253-A al Código Penal".

Artículo 2. Remitir copia autenticada de la presente Resolución de Gabinete al ministro de Economía y Finanzas.

Artículo 3. La presente Resolución de Gabinete empezará a regir a partir de su aprobación.

COMUNÍQUESE Y CÚMPLASE.

Dada en la ciudad de Panamá a los doce (12) días del mes de noviembre de dos mil diecinueve (2019).



LAURENTINO CORTIZO COHEN
Presidente de la República

El ministro de Gobierno,



CARLOS ROMERO MONTENEGRO

La ministra de Educación,

MARUJA GORDAY DE VILLALOBOS

La ministra de Salud,



ROSARIO TURNER MONTENEGRO

El ministro de Comercio e Industrias,

RAMÓN MARTÍNEZ

El ministro de Desarrollo Agropecuario,

AUGUSTO VALDERRAMA

El ministro de Economía y Finanzas,



HÉCTOR E. ALEXANDER H.

El ministro para Asuntos del Canal,

ARISTIDES ROYO

El ministro de Relaciones Exteriores,

ALEJANDRO FERRER

El ministro de Obras Públicas,



RAFAEL SABONGE VILAR

La ministra de Trabajo y Desarrollo Laboral,



DORIS ZAPATA A.

La ministra de Vivienda y Ordenamiento Territorial,



INÉS SAMUDIO DE GRACIA

La ministra de Desarrollo Social,

MARKOVA CONCEPCIÓN

El ministro de Seguridad Pública,

ROLANDO A. MIRONES RAMÍREZ

El ministro de Ambiente,

MILCÍADES CONCEPCIÓN

El ministro de Cultura,

CARLOS AGUILAR NAVARRO



JOSÉ GABRIEL CARRIZO JAÉN
ministro de la Presidencia y
secretario general del Consejo de Gabinete